07049446

24-10176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Heartland Bancshares, Inc./IN
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 0 2007
WASH, D.C.
199

420 North Morton Street, P.O. Box 496,
Franklin, Indiana 46131-0469 (317) 738-3915
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Steven L Bechman, President and Chief Executive Officer,
420 North Morton Street, P.O. Box 496,
Franklin, Indiana 46131-0469 (317) 738-3915
(Name, address, including zip code, and telephone number, including area code, of agent for service)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
WASH, D.C.
199

6712	35-2017085
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
APR 0 4 2007 E
THOMSON
FINANCIAL

Page 1 of 153 Pages
Exhibit Index on Page 9

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) ISSUER'S DIRECTORS:

The business address of each of the Issuer's directors is c/o Heartland Bancshares, Inc., 420 North Morton Street, Franklin, IN 46131-0469. The names and home addresses of each of the directors are:

Name	Home Address
Sharon Acton	1050 Orchard Lane, Franklin, IN 46131
Steven L. Bechman	1681 N. 125W, Franklin, IN 46131
Gordon R. Dunn	111 King Arthur Drive, Franklin, IN 46131
Jeffrey L. Goben	1582 Hazelwood Court W., Greenwood, IN 46143
J. Michael Jarvis	317 Creekside, Franklin, IN 46131
Janette F. Koon	413 Hurdle Road, Morgantown, IN 46160
John Norton	3620 Hurricane Road, Franklin, IN 46131
Steven W. Reed	6775 Forrest Commons Blvd., Indianapolis, IN 46227
Robert Richardson	7607 W. Banta Woods Drive, Bargersville, IN 46106
Paul C. St. Pierre	1074 Old Eagle Way, Greenwood, IN 46143

(b) ISSUER'S OFFICERS:

The business address of each of the Issuer's officers is c/o Heartland Bancshares, Inc., 420 North Morton Street, Franklin, IN 46131-0469. The names and home addresses of each of the officers are:

Name	Home Address
Steven L. Bechman	1681 N. 125W, Franklin, IN 46131
Jeffrey L. Goben	1582 Hazelwood Court, W., Greenwood, IN 46143
Jeffery D. Joyce	1130 Forrest Park Dr., Franklin, IN 46131
Jacqueline McNeelan	6328 N. Hurricane Road, Whiteland, IN 46184
R. Trent McWilliams	1562 Williamsburg Ct., Franklin, IN 46131

(c) ISSUER'S GENERAL PARTNERS: N/A

(d) RECORD OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

The names and registered address of the only holder of five percent or more of the Issuer's common shares, which is the only class of its equity securities that is presently issued and outstanding, is Cede & Co. P.O. Box 20 Bowling Green Station, New York, New York 10274.

(e) BENEFICIAL OWNERS OF 5 PERCENT OR MORE OF ANY CLASS OF EQUITY SECURITIES:

The Issuer has no reliable current information as whether any person or entity is the beneficial owner of more than five percent of any class of its equity securities, because its common shares are not subject to the filing requirements of Regulation 13D-G.

Certain investors are believed, however, to beneficially own (or to have beneficially owned from time to time in the past) ownership positions exceeding five percent, but not more than 9.9 percent, of the Issuer's common shares. These investors groups are identified below, based on information from prior filings with the Commission on Schedules 13D or 13G:

Name of Investor	Number of Shares
Hot Creek Investors, Limited Partner Hot Creek Capital, LLC David M. W. Harvey 6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509	Not known as of any recent date.
Riggs Partners, LLC Philip Timyan 3045 Central Avenue Wester Springs, IL 30538	Not known as of any recent date.
Jeffrey A. Miller Eric D. Jacobs Miller & Jacobs Capital, L.L.C. P.O. Box 26039 Gallows Bay Station Christiansted, St. Croix, USVI 00824	Not known as of any recent date.
Tontine Financial Partners, L.P. Tontine Management, L.L.C. Jeffrey L. Gendell 55 Railroad Avenue, Third Floor Greenwich, Connecticut 06830	Not known as of any recent date. See however Schedule 13G/A (EDGAR Acc-no: 0000902664-07-000108) for information as of date of filing of that statement in January 2007.
Millenco, L.P. Millennium Management, L.L.C. Israel Englander 666 Fifth Avenue New York, New York 10103	Not known.

(f) ISSUER'S PROMOTERS: N/A

(g) ISSUER'S AFFILIATES:

Information concerning the Issuer's directors and officers is set forth under subsections (a) and (b) of this Item 1; by referring to this information, the Issuer does not hereby admit that such persons are its affiliates for any purpose, solely by reason of their official positions.

The issuer's subsidiaries, Heartland Community Bank, an Indiana banking corporation, and Heartland (IN) Statutory Trust II, a Delaware statutory trust, also may be deemed to be affiliates of the Issuer.

(h) ISSUER'S COUNSEL:

Ice Miller LLP
One American Square
Suite 3100
Indianapolis, Indiana 46282-0200

(i) **UNDERWRITER:** N/A

(j) **UNDERWRITER'S DIRECTORS:** N/A

(k) **UNDERWRITER'S OFFICERS:** N/A

(l) **UNDERWRITER'S GENERAL PARTNERS:** N/A

(m) **UNDERWRITER'S COUNSEL:** N/A

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied. **N/A.**

ITEM 3. Affiliate Sales

The Issuer is eligible under Regulation A to qualify offers and sales under this offering statement that may be made by or for the accounts of its affiliates, because it has had a net income from operations of the character in which the Issuer intends to engage for each of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

The selling shareholders identified in the preliminary offering circular that relates to the Selling Shareholder Offering that is described by Part II of this Offering Statement may from time to time utilize securities professionals (who may be deemed to be underwriters, dealers or salespersons within the meaning of those terms as used in this Notification) but such securities professionals have not yet been identified and accordingly it cannot presently be determined in which states or other jurisdictions the shares covered by that offering circular may be offered.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Issuer is directly offering and selling its common shares to its current and former officers, employees and directors who hold outstanding options that have been granted to them under the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "1997 Plan"), the Heartland Bancshares, Inc. 1997 Stock Option Plan for Nonemployee Directors (the "1997 Director Plan"), and the Heartland Bancshares, Inc. 2003 Stock Option Plan for Nonemployee Directors (the "2003 Director Plan") (collectively, the "Plans"). Although it is possible that such optionees might at the time of exercise of any option granted to them under the Plans be a resident of a state other than Indiana, the Issuer presently anticipates that all of such offering activity will occur within the State of Indiana.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

The Issuer (and its two subsidiaries identified in this Notification) have offered and sold the following securities since March 28, 2006:

(1) An aggregate of 3,000 Floating Rate Capital Securities, with a liquidation amount of $1,000 per capital security, were issued by Heartland (IN) Statutory Trust II, a Delaware statutory trust that is a subsidiary of the Issuer, to Preferred Term Securities XXIV, a company with limited liability established under the laws of the Cayman Islands, for aggregate consideration of $3,000,000, in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, and other exemptions. The Trust invested the entire proceeds from the sale of the Capital Securities to purchase Floating Rate Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Issuer, again in reliance upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

(2) 22,117 of the Issuer's common shares were issued to officers and directors of the Issuer, upon exercise of stock options issued under the Plans, in reliance upon the exemptions from registration provided by Rule 701 under the Securities Act of 1933, as amended, for aggregate consideration of $215,319 (which represented the aggregate of the exercise prices of the options as specified by the option contracts).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

On December 21, 2006, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,899 of the shares that he acquired from the Issuer upon exercise of his options (which exercise transaction was among those described under (a) above) for aggregate consideration of $55,366. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On January 30, 2007, Director Robert Richardson sold, in a private transaction directly to the Issuer, 14,718 of the shares that he acquired from the Issuer upon exercise of his options (which exercise transaction was among those described under (a) above) for aggregate consideration of $207,965. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors (with Director Richardson not participating) authorized the Issuer to effect that purchase from Director Richardson. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On February 21, 2007, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,500 of the shares that he acquired from the Issuer upon exercise of his options (which exercise transaction was among those described under (a) above) for aggregate consideration of $50,750. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

The basis for claiming an exemption(s) under the Securities Act of 1933 for the offers and sales described in this Item 5 include those that are described above.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

This Form 1-A covers two offerings, which are covered by separate Offering Circulars which are both filed in preliminary form as exhibits hereto, and are incorporated into Part II of this Form 1-A:

- an offering by the Issuer to issue and sell up to 195,090 of its common shares on a continuous basis, if, as and when persons holding options to purchase such number of shares granted under the Plans exercise such options (the "Option Plans Offering"), for an aggregate offering price not exceeding the aggregate exercise prices specified by all such outstanding options, which as of March 21, 2007 was $1,906,912; and

- an offering by persons who are currently officers and directors of the Issuer, on a continuous basis, of up to 100,000 of the Issuer's common shares, but in no event for aggregate sales consideration within twelve months from the date of qualification of this offering exceeding $1,500,0000 (the "Selling Shareholder Offering").

No additional offering is contemplated by the Issuer, or, to the best of the knowledge of management of the Issuer, by any of the Issuer's affiliates. The Issuer's affiliates may, from time to time, however, rely upon Rule 144 under the Securities Act of 1933, as amended, or sell shares in reliance upon the exemption provided by Section 4(1) of the Act (outside of Rule 144), in order to offer and sell their shares of Issuer common stock, in addition to offering and selling shares of the Issuer's common stock pursuant to the Offering Circular relating to the Selling Shareholder Offering that the Issuer is filing as part of this Offering Statement.

ITEM 7. Marketing Arrangements

(a) **Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above for any of the following purposes:**

(1) **To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:**

None, except that the Issuer has an agreement with its officers and directors by which they agree to be limited and restricted by the Issuer from time to time if and to the extent that the Issuer believes that such limitations or restrictions may be necessary in order to assure compliance with applicable securities laws;

(2) **To stabilize the market for any of the securities to be offered:**

None; and

(3) **For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:**

None.

(b) **Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed:**

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in Issuer or any of its parents or subsidiaries or was connected with Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

7

PART II - OFFERING CIRCULAR

Two offerings are covered by this Offering Statement, as described by Part I, Item 6:

- The Selling Shareholder Offering, and
- The Option Plans Offering.

Accordingly, two Offering Circulars are filed in preliminary form, subject to amendment and completion, as part of this Offering Statement:

- Preliminary Offering Circular dated March 28, 2007, with respect to the offer and sale of up to 100,000 shares of the Issuer's common stock by certain selling shareholders under the Selling Shareholder Offering
- Preliminary Offering Circular dated March 28, 2007 with respect to the offer and sale of up to 215,857shares of the Issuer's common stock by the Issuer pursuant to its Plans under the Option Plans Offering.

These Preliminary Offering Statements are each prepared in accordance with Offering Circular Model B and related instructions, and include the financial statements specified by Part F/S of Model B. These Offering Statements are attached as Exhibits 15.2 and 15.3, respectively, to this Offering Statement and are incorporated herein by reference.

PART III - EXHIBITS

ITEM 1. Index to Exhibits

The response to Item 2 of this Part III is incorporated herein by reference.

ITEM 2. Description of Exhibits

The Exhibit Index on the page following this page, and the exhibits that are identified in such Exhibit Index, are incorporated herein by reference.

In reliance upon the instruction to Part III, Item 2, Exhibit 3(b), the Issuer is not filing as exhibits hereto any instruments that define the rights of the holders of the Trust Preferred Securities issued in 2006 by the Issuer's Trust subsidiary (see Part I, Item 5(a), of this Offering Statement), because (a) such Trust Preferred Securities (and associated subordinated debentures) constitute long-term debt of the Issuer that does not exceed five percent of the Issuer's consolidated assets, and (b) the Issuer hereby agrees to provide copies of those instruments to the Commission upon request.

Ex. No.[1]	EXHIBIT INDEX Description of Exhibit	Page No.[2]
2.1	Amended and Restated Articles of Incorporation of Heartland Bancshares, Inc.. This exhibit is incorporated by reference to Exhibit 3.1 to the Issuer's Registration Statement on Form SB-2, filed July 28, 1997, as amended, ("Form SB-2").	
2.2	Amended and Restated Bylaws of Heartland Bancshares, Inc. This exhibit is incorporated by reference to Exhibit 3.2 to the Issuer's Form 10-KSB for the year ended December 31, 2003.	
3.1	Rights Agreement dated as of June 23, 2000 between Heartland Bancshares, Inc., and Heartland Community Bank, as Rights Agent. This exhibit is incorporated by reference to Exhibit 4.01 to the Issuer's Form 8-K filed June 30, 2000.	
3.2	Terms of Common Shares and Preferred Shares are included in the Amended and Restated Articles of Incorporation of Heartland Bancshares, Inc. This exhibit is incorporated by reference to Exhibit 3.1 to the Issuer's Registration Statement on Form SB-2, filed July 28, 1997, as amended.	
3.3	Terms of Series A Preferred Shares are included in the Articles of Amendment of Articles of Incorporation of Heartland Bancshares, Inc., as filed with the Indiana Secretary of State on June 27, 2000. This exhibit is incorporated by reference to Exhibit 3.01 to the Issuer's Form 8-K filed June 30, 2000.	
6.1	1997 Stock Option Plan, as amended. This exhibit is incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-KSB for the year ended December 31, 2004.	
6.2	1997 Stock Option Plan for Nonemployee Directors, as amended January 1999 and January 2003. This exhibit is incorporated by reference to Exhibit 10.2 to the Issuer's Form 10-KSB for the year ended December 31, 2003.	
6.3	Deferred Compensation Master Plan Agreement dated as of April 1, 2004. This exhibit is incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004.	
6.4	Split Dollar Endorsement Agreement dated as of April 1, 2004 between Heartland Community Bank and Steven L. Bechman. This exhibit is incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004.	
6.5	Split Dollar Endorsement Agreement dated as of April 1, 2004 between Heartland Community Bank and Jeffrey L. Goben. This exhibit is incorporated by reference to Exhibit 10.3 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004.	
6.6	Split Dollar Endorsement Agreement dated as of April 1, 2004 between Heartland Community Bank and Jeffery D. Joyce. This exhibit is incorporated by reference to Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended June 30, 2004.	
6.7	2003 Stock Option Plan for Nonemployee Directors. This exhibit is incorporated by reference to Exhibit 10.5 to the Issuer's Annual Report on the Form 10-KSB for year ended December 31, 2002.	
6.8	Change in Control Agreement dated as of July 19, 2004, between Heartland Bancshares, Inc., and Steven L. Bechman. This exhibit is incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended September 30, 2004.	
6.9	Change in Control Agreement dated as of July 19, 2004, between Heartland Bancshares, Inc., and Jeffrey L. Goben. This exhibit is incorporated by reference to Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended September 30, 2004.	
6.10	Change in Control Agreement dated as of July 19, 2004, between Heartland Bancshares, Inc., and Jeffery D. Joyce. This exhibit is incorporated by reference to Exhibit 10.4 to the Issuer's Quarterly Report on Form 10-QSB for quarter ended September 30, 2004.	
10.1	Consent of Crowe Chizek and Company LLC	14
10.2	Consent of Ice Miller LLP*	
11	Opinion of Ice Miller LLP*	
15.1	Agreement with Selling Shareholders, by and among Heartland Bancshares, Inc., and each of its directors and officers named in the Offering Circular for the Selling Shareholder Offering*	
15.2	Offering Circular for the Option Plans Offering	15
15.3	Offering Circular for the Selling Shareholder Offering	88

9

*To be filed by amendment to this Offering Statement.

1. The exhibit numbers have been assigned to the exhibits in accordance with the exhibit numbering system suggested by Item 2 of Part III of Form 1-A.

2. The page number in this column reflects the number in the sequential numbering system of the manually-signed original of this Form 1-A of the page upon which the first page of the indicated exhibit appears. If no number appears, this indicates that the indicated exhibit either (a) is incorporated by reference from another document filed with the Commission and therefore does not appear in the manually-signed original, or (b) will be filed by amendment to this Offering Statement.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Franklin, State of Indiana, on March 28, 2007.

HEARTLAND BANCSHARES, INC.

By: ______________________
Steven L. Bechman, President and Chief Executive Officer

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Steve Bechman, Jeffrey L. Goben, and Jeffery D. Joyce, and each or any of them (with full power to act alone), his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto those attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that those attorneys-in-fact and agents, or their substitutes, may do or cause to be done by virtue hereof.

This Offering Statement has been signed by the following persons in the capacities indicated on March 28, 2007.

Steven L. Bechman	President, Chief Executive Officer, and Director (Principal Executive Officer)
Sharon Acton	Director
Gordon R. Dunn	Director
Jeffrey L. Goben	Director
J. Michael Jarvis	Director
Janette F. Koon	Director
John Norton	Director
Steven W. Reed	Director
Robert Richardson	Director

Paul C. St. Pierre — Director

Jeffery D. Joyce — Chief Financial Officer (Principal Financial and Accounting Officer)

(12)

SIGNATURES OF SELLING SHAREHOLDERS

Each person listed below hereby consents to being named as a selling shareholder in the offering circular related to the offering by selling shareholders included in this Offering Statement on March 28, 2007 and signs this Offering Statement pursuant to the requirements of Rule 252 under the Securities Act of 1933.

____
Steven L. Bechman

____
Sharon Acton

*
____
Gordon R. Dunn

*
____
Jeffrey L. Goben

*
____
J. Michael Jarvis

*
____
Janette F. Koon

*
____
John Norton

____
Steven W. Reed

____
Robert Richardson

*
____
Paul C. St. Pierre

____
Jeffery D. Joyce

____
Jacqueline McNeelan

____
R. Trent McWilliams

*By: _______________________________
Steven L. Bechman, as attorney-in-fact
pursuant to power of attorney included on page 11 of this offering statement

I/1929834.2

13

Exhibit 10.1

CONSENT OF INDEPENDENT ACCOUNTING FIRM

We consent to the use in this Regulation A Offering Statement of Heartland Bancshares, Inc. on Form 1-A of our report, dated March 22, 2007, on the consolidated financial statements of Heartland Bancshares, Inc. as of December 31, 2006 and 2005 and for each of the years then ended.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

March 28, 2007
Indianapolis, Indiana

Exhibit 15.2

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

HEARTLAND BANCSHARES, INC.

OFFERING CIRCULAR

215,857 SHARES OF COMMON STOCK

This offering circular relates to the offer and sale by Heartland Bancshares, Inc., from time to time of up to 215,857 shares of the authorized (but presently unissued) common stock (including accompanying preferred stock purchase rights) of Heartland Bancshares, Inc., that we may be obligated to issue and sell to our current and former directors, officers and employees pursuant to their exercise of options that we have granted (or may in the future grant) under one or more of our stock option plans that are described in this offering circular.

We do not know when or in what amounts the options described above may be exercised by their holders. Such holders may exercise all, some or none of their options and consequently we may issue and sell all, some or none of the shares of our common stock that are offered by this offering circular.

Our common stock is not listed on any national securities exchange but it is currently quoted in the OTC Bulletin Board under the symbol "HRTB." On March 28, 2007, the last reported sale price of our common stock was $15.05.

Our executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and you can call our executive offices by dialing (317) 738-3915.

SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR VARIOUS RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwriting Discount and commissions	Proceeds to issuer
Per share	*	None	*
Total	*	None	*

* The price to public, and also the proceeds to us, at which our shares of common stock are being offered under this offering circular are fixed by the option grant documents that relate to the options that have been issued, and may in the future be issued, by us under our stock option plans described by this offering circular. As of March 28, 2007, there were an aggregate of 182,940 of such options outstanding which were exercisable at a weighted average exercise price per share of $9.53 per share, or an aggregate of $1,743,418. We expect to incur expenses associated with this offering of $15,000.

The date of this offering circular is _______, 2007.

Preliminary Offering Circular, subject to completion and amendment, dated March 28, 2007.

TABLE OF CONTENTS

(17)

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR

We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Information in our annual report to our shareholders or other information that we may publish or distribute, including material that may appear on our corporate Internet web site, is not part of this offering circular and you should not rely upon such information in deciding whether to invest in shares that are offered by this document.

THIS OFFERING IS MADE ONLY IN CERTAIN STATES

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

DATING OF OUR OFFERING CIRCULAR

The information in this offering circular is accurate only as of the date on the front cover, regardless of the time of delivery of this offering circular or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements that constitute "forward-looking statements" as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to (i) our strategic plans; (ii) trends in the demand for our products; (iii) trends in the industries that consume our products; (iv) our ability to develop new products; and (v) our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect. The "Risk Factors" section of this offering circular list some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statement include the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates; the effects of changes in competitive conditions; acquisitions of other businesses or intangible customer relationships of other companies by us and costs of integrations of such acquired businesses and intangible customer relationships; the introduction, withdrawal, success, and timing of business initiatives and strategies; changes in customer borrowing, repayment, investment, and deposit practices; changes in fiscal, monetary, and tax policies; changes in financial and capital markets; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; the impact, extent and timing of technological changes; capital management activities; actions of the Federal Reserve Board and legislative and regulatory actions and reforms; changes in accounting principles and interpretations; the inherent uncertainties involved in litigation and regulatory proceedings which could result in our incurring loss or damage regardless of the merits of our claims or defenses; and the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in any supplement to this offering circular, and in our press releases or other public statements from time to time, when considering any forward-looking statement.

OFFERING CIRCULAR SUMMARY

The following summary highlights information about us and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this offering circular. You should carefully read and consider this entire offering circular, including the information set forth under the heading "Risk Factors." All references to fiscal years in this offering circular refer to our fiscal years which, for all periods presented, ended on December 31. As used in this offering circular, the terms "our company," "the company," "we," "our," and "us" include, when the context so requires, Heartland Bancshares, Inc., and its consolidated subsidiaries, including Heartland Community Bank. The term "you" refers to a prospective purchaser of shares of our common stock.

The Company	Heartland Bancshares, Inc.
The Option Plan Offering	We are offering to issue and sell under this offering circular up to 215,85[illegible] shares of our authorized (but presently unissued) common stock that we may be obligated to issue and sell to our current and former directors, officers and employees pursuant to their exercise of options that we have granted (or may in the future grant) under one or more of our stock option plans that are described in this offering circular.
Use of Proceeds	We will use all of the proceeds that we receive upon the exercise of options for our parent company's general corporate purposes, which may include contributions of such proceeds to the capital of our bank subsidiary.
Determination of Offering Price	The offering price for the shares that we are offering to issue and sell under this offering circular has been fixed by the individual option grants that we have issued, and may in the future issue, under the option plans. As of the date of this offering circular, there were an aggregate of 182,94[illegible] of such options outstanding which were exercisable at a weighted average exercise price per share of $9.53 per share, or an aggregate of $1,743,418.
Tax Consequences	Persons exercising stock options should review the summaries of the tax consequences of doing so that is included in this offering circular under the discussion of the option plans and should consult with their tax advisors concerning their own particular situations.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this offering circular before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We face intense competition in our market area.

The banking and financial services business in our market area is highly competitive. We face strong competition for deposits, loans and other financial services from numerous Indiana and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we experience. Many of these competitors have substantially higher lending limits, and have greater capital and technology resources. Moreover, new banks could be organized in our market area which might bid aggressively for new business to capture market share in this market.

Our success is tied to the economy of the communities that we serve.

We conduct business from offices that are exclusively located in Johnson County in central Indiana, from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in this area. The Johnson County economy is diversified among various manufacturing, service and retail businesses, with no single employer or group of employers accounting for any substantial portion of the County's total employment. Deterioration in economic conditions in this area, however, could adversely affect the quality of our loan portfolio and the demand for our products and services, and accordingly, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We depend on the continued services of our founders.

We were founded in 1997 by a group of bankers with significant banking experience and community relationships in the Johnson County communities that we serve. Two of these founding officers, Steve Bechman, our CEO, and Jeffrey Goben, our Executive Vice President, are particularly important to our community banking business, and if either or both of them were to no longer lead our banking business for any reason, our business could suffer.

Future expansion and capital management strategies will carry both risks and rewards.

We may from time to time consider opportunities to expand our businesses by launching new internal business initiatives and by buying or investing in other businesses. Our earnings and financial condition could be adversely affected to the extent that these acquisitions or other business initiatives and strategies are not successful (or take longer than expected to achieve expected results); these initiatives or strategies could even result in losses. We also from time to time will engage in activities (such as repurchasing and issuing our capital stock or other securities, and utilizing our borrowing capacity to borrow funds from third party lenders on short and long term bases) in order to manage our capital structure in a manner that we believe is most advantageous. These capital management activities, however, also carry risks in the event that our business does not develop as expected, or there are changes in prevailing interest rates or in any market for our stock or in the capital and financial markets generally.

We are subject to the risks faced generally by community banks, including:

- *Our loans may experience higher losses than we anticipate* -- *a* significant source of risk for any bank or other enterprise that lends money arises from the possibility that excessive losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. We make loans on both a secured and unsecured basis. Secured loans may still result in losses to us, however, because collateral values may be misrepresented to us at the time of loan origination, and such values may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, wide-spread disease, terrorist activity, environmental contamination, natural disasters, and other external events. We experienced a net loss in 2002 due to large loan losses in our loan portfolio. While we have since then adopted procedures and policies that we believe are appropriate to improve the quality of the loans that we make, and we believe that our credit quality has improved in recent years, we may incur unexpected credit-related losses that could have a material adverse effect on our business, financial condition, results of operations and liquidity;

- *Our earnings may be affected by interest rate movements* – a bank's earnings depends largely on the relationship between the yield on earning assets, primarily loans and investments, and the cost of funds, primarily deposits and borrowings. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities and the level of non-performing assets. Fluctuations in interest rates affect the demand of customers for our products and services. We are subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Significant fluctuations in interest rates could have a material adverse effect on our business, financial condition, results of operations or liquidity;

- *We must successfully adapt to advances in technology* -- the banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part on our ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, which might enable them to perform certain functions at a lower cost. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers;

- *Actions of the government can adversely affect our business* --the banking industry is heavily regulated. Many of these regulations are intended to protect depositors, the public, and the deposit insurance funds administered by the FDIC, not shareholders. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect our business. In addition, the burden imposed by federal and state regulations may place banks in general at a competitive disadvantage compared to less regulated competitors. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for banks, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity; and

- *Accounting principles, policies and interpretations may change, resulting in changes in the way we report our financial condition and results of operations.* Our financial condition and results of operations that are presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, appearing elsewhere within this offering statement are dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards, which changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

If we should be required to resume SEC reporting, our expenses would increase.

We suspended filing annual, quarterly, current and other reports with the Securities and Exchange Commission ("SEC") in early 2006, as permitted by securities laws, because the number of our shareholders of record had fallen below 300 as of the first day of 2006. At March 23, 2007, this number was 290. If for any reason the number of our shareholders of record increases to 300 or more as of January 1 of the year 2008 or of any subsequent year, we may immediately be required to resume filing these SEC reports, which would significantly increase our costs for professional services (accounting and legal) and would require significant more time of our executive officers.

Risks Related to Shares of Our Common Stock and the Trading Markets

Trading in our stock in the over-the-counter market is limited.

Our stock is regularly quoted by brokers and dealers through the NASD OTC Bulletin Board but there are many trading days when our stock does not trade. During the 10 week period ended March 23, 2007, the average daily trading volume in our shares as reported by the NASD was only 498 shares.

The offering of a substantial number of our shares by certain selling shareholders may depress the market price of our stock.

Concurrently with this offering, we have also qualified with the SEC under the SEC's Regulation A an offering by our directors and officers of up to 100,000 of our shares that they own (or may acquire pursuant to the exercise by them of their stock options). We will not receive any of the proceeds of the shares, if any, that are sold by our officers and directors under this other offering. The potential introduction into the market for our shares of selling efforts with respect to these 100,000 shares could have a dampening effect on the prices that may prevail from time to time for our stock during the offering period, and beyond. In addition, we may not be able to make purchases of our own shares pursuant to our market repurchase program at any time during which offers and sales are being made pursuant to the offering circular that covers the offers and sales by these directors and officers, which could further reduce the relative volume of purchase interest in our stock as compared to the volume of sales interest in our stock.

We might not continue to pay cash dividends in the future.

We do not have a lengthy history of the regular and systematic payment of cash dividends. We will be largely dependent upon dividends paid by our bank subsidiary to us in order to obtain the funds to pay dividends on our common shares. Future earnings of our bank, and resulting dividends to us, might not be sufficient to permit the prudent declaration and payment of dividends to our shareholders in the future. Therefore, these shares should not be purchased by persons who need or desire dividend income from this investment.

The price of our stock is subject to stock market fluctuations.

The price of our common stock could fluctuate in response to a number of factors, including the impact of the introduction into the market of the up to 100,000 shares that may be offered by our directors and officers, as described above, and other factors listed elsewhere in this "Risk Factors" section, and other factors such as:

- our operating performance and the performance of other similar companies and companies deemed to be similar;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- announcements by us of acquisitions of other banks or businesses, or of plans to establish branches;
- market conditions in the banking sector; and
- rumors relating to us or our competitors.

The market for our stock may be affected by our non-reporting status with the SEC.

We suspended filing periodic financial and other reports with the SEC in the first quarter of 2006 and we do not anticipate that we will resume filing such reports in the foreseeable future. While our management is not aware that this reduced level of available information has hampered our stock market performance, we cannot be certain that this factor has not had an impact, and may not have an impact in the future, on our stock market price or trading volume.

Our anti-takeover protections may influence the market price of our stock.

The Indiana Business Corporation Law, our Articles of Incorporation and Bylaws, and our "poison pill" shareholder rights plan, contain certain provisions that may be employed by our Board of Directors in any given case to discourage, delay or prevent a change in control of the Company. Further, our board of directors could issue to friendly third parties substantial numbers of our authorized but unissued common shares, and a substantial number of "blank check" authorized but unissued preferred shares, in order to frustrate takeover attempts that our board might deem not to be in the best interests of shareholders. These protections might affect the market price of our stock by discouraging third parties from making bids to acquire control, and by enabling our board to reject premium-priced takeover proposals that our board may deem to be inadequate from a financial point of view to our shareholders or otherwise not to be in the best interests of our company.

USE OF PROCEEDS

We will use all of the proceeds that we receive upon the exercise of options for our parent company's general corporate purposes, which may include contributions of such proceeds to the capital of our bank subsidiary.

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently listed on any national securities exchange or on NASDAQ. Our common stock has been quoted in the over-the-counter market on the OTC Bulletin Board under the symbol HRTB since October 3, 1997.

The following table sets forth the reported high and low bid prices of the Common Stock for each quarter during the past two years as reported on the OTC Bulletin Board and the dividends per share paid by quarter during those years. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High Bid ($)	Low Bid ($)	Cash Dividend ($)
First Quarter 2005	13.90	12.75	--
Second Quarter 2005	13.51	12.00	--
Third Quarter 2005	13.51	12.10	--
Fourth Quarter 2005	13.80	13.00	.20
First Quarter 2006	14.25	13.05	.05
Second Quarter 2006	14.25	13.45	.05
Third Quarter 2006	13.80	13.00	.05
Fourth Quarter 2006	14.99	13.00	.05
Jan. 1 through March 28, 2007	15.05	14.25	.05

The last reported sale price of our common stock on March 28, 2007 was $15.05 per share. You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this offering circular.

Heartland had approximately 249 shareholders of record (not including beneficial "street name" owners, and not including approximately 41 banks or brokers who held our securities in the nominee name of Cede & Co.) on March 23, 2007.

We paid no cash dividends to our shareholders from the time of our organization in 1997 until November 1, 2005, but since that time we have paid cash dividends as indicated in the table above. The declaration and payment of future cash dividends will be at the sole discretion of our parent company's Board of Directors and will depend on our results of operations and financial condition, capital requirements imposed by federal and state banking laws, regulations, and guidelines, the views and requirements of bank regulatory agencies, our future prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future credit agreements, and other factors that our Board of Directors may deem relevant.

OUR BUSINESS

General

Our company is a one-bank holding company that was incorporated May 27, 1997. In order to raise the capital necessary to capitalize our subsidiary, Heartland Community Bank, we raised approximately $11,731,602 in equity capital through the sale of 1,394,172 shares of our common stock at $9.07 per share, net of underwriting discounts and offering costs. The Bank commenced banking operation December 17, 1997. The Bank operates from offices located in Franklin, Greenwood, and Bargersville, Indiana.

Our business consists primarily of attracting deposits from the general public, originating commercial, residential real estate and consumer loans and purchasing and selling certain investment securities. We also offer a certificate of deposit brokerage program.

We offer commercial loans to area businesses in addition to new home construction loans and business lines of credit. Consumer loans include, among others, new and used automobile and other secured and unsecured personal loans. We originate adjustable rate first mortgage loans, second mortgage loans and home equity lines of credit secured by single-family homes.

Service Area

The Bank's primary service area is Johnson County, Indiana and the portion of Marion County (Indianapolis, Indiana) south of Southport Road. Johnson County has been one of the top five fastest growing counties in Indiana during the last 15 years. Census data may be obtained from the Census Bureau Internet site www.Census.gov. The majority of our customers reside in Johnson County. We operate one branch in Franklin and two in Greenwood, which are the two largest cities in the county, and a branch in Bargersville, in southwestern Johnson County. Franklin is located in the south-central portion of Johnson County. Greenwood is located on the northern edge of Johnson County and is contiguous with the southern border of Marion County. Bargersville is in the southwest portion of Johnson County.

Greenwood and Franklin are growing in population and have been for at least 15 years. According to the 2000 census, Franklin's population increased by 50.8% from the 1990 census total population. The Greenwood population grew by 37.2% from 1990 to 2000. Both Franklin and Greenwood have significant levels of retail businesses and some light manufacturing business. Both cities are bedroom communities to Indianapolis. Bargersville is a more rural town with more limited population growth and retail expansion.

The growth in Franklin and Greenwood has caused the majority of our lending activities to be focused in these areas. Due to the high levels of new housing and retail development, loan demand is primarily in residential and commercial real estate related loans.

Competition

The industries in which we operate are highly competitive. We compete for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in Johnson County but also with financial institutions that compete from other locations in Central Indiana and elsewhere. We compete with commercial banks, savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. Many of these banks and other organizations have substantially greater resources than our company.

Employees

At March 29, 2007 we employed approximately 76 full-time equivalent employees. There are no collective bargaining agreements, and employee relations are considered to be good.

Regulation and Supervision

Our parent bank holding company is subject to the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the Board of Governors of the Federal Reserve System ("FRB") annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of our company. Under FRB policy, our parent company is expected to act as a source of financial strength to its bank subsidiary and to commit resources to support it even in circumstances where the parent company might not do so absent such an FRB policy.

Our subsidiary bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions ("DFI"), and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

Under the BHC Act, certain well-managed and well-capitalized bank holding companies may elect to be treated as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting, dealing in and making a market in securities; insurance underwriting and agency activities; and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. We have not elected to become a financial holding company and our subsidiary bank has not elected to form any financial subsidiaries.

Our subsidiary bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if our parent company were to engage directly in such activities.

Indiana law and the BHC Act restrict certain types of expansion by the parent company and its bank subsidiary. We may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Issuer cannot accurately be predicted.

We are required by law to maintain minimum levels of capital. These required capital levels are expressed in terms of capital ratios, known as the leverage ratio and the capital to risk-based assets ratios. We significantly exceed the minimum required capital levels for each measure of capital adequacy.

Also, federal regulations define five categories of financial institutions for purposes of implementing prompt corrective action and supervisory enforcement requirements of the Federal Deposit Insurance Corporation Improvements Act of 1991. The category to which the most highly capitalized institutions are assigned is termed "well-capitalized." Institutions falling into this category must have a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 10%, a Tier 1 risk-based capital ratio (the ratio of Tier 1, or "core", capital to risk-weighted assets) of at least 6%, a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 5%, and must not be subject to any written agreement, order or directive from its regulator relative to meeting and maintaining a specific capital level. As of December 31, 2006, the Bank had a total risk-based capital ratio of 14.60% a Tier 1 risk-based capital ratio of 13.35% (based on Tier 1 capital of $18,637 and total risk-weighted assets of $139,579), and a Tier 1 leverage ratio of 8.80%. The Bank meets all of the requirements of the "well-capitalized" category. Accordingly, we do not expect these regulations to significantly impact operations.

Our parent company is a corporation separate and distinct from its bank subsidiary. Most of our parent company revenues will be received by it in the form of dividends, fees, and interest paid by its bank subsidiary. Our bank subsidiary is subject to statutory restrictions on its ability to pay dividends to our parent company, and on its ability to engage in other transactions with our parent company. The FRB possesses enforcement powers over bank holding companies and their non-bank subsidiaries that enable it to prevent or remedy actions that in its view may represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The FDIC and DFI possess similar enforcement powers over the bank subsidiary. The "prompt corrective action" provisions of federal banking law impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

Property

We own our home office at 420 North Morton Street, Franklin, Indiana. This facility is used as the main banking office and our parent company's headquarters. The 5,700 square foot building was constructed prior to 1970 and underwent an extensive renovation in 1997 prior to the opening of the bank.

We lease two branch offices in Greenwood, Indiana, and the land on which the branch office in Bargersville, Indiana stands. We also lease a 12,500 square foot facility that was constructed in 2001 in Franklin, Indiana for loan production and loan and deposit operations, not as a branch facility.

Significant Developments in Last Five Years

Our business plan since the founding of our company in 1997 has been centered on the growth of our bank subsidiary. The bank has operated from its existing locations throughout the last five years.

During 2002, we experienced substantial losses resulting from credit quality problems, and federal and state bank regulators entered a cease and desist order against us. Under this order, we were required to take a number of affirmative steps to address regulatory concerns with our asset quality and our lending program, including but not limited to maintaining certain capital ratios; abiding by asset growth limitations; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital. We worked diligently over the next several years to satisfy the provisions of this order, and the bank regulators released us from the order in early 2004 (subject to certain agreed stipulations, from which we were released in early 2005).

On August 31, 2004, we signed an agreement to merge with Blue River Bancshares, Inc., a holding company for federal savings banks that is headquartered in Shelbyville, Indiana, in a stock-for-stock transaction. After we filed applications seeking regulatory approvals, it became clear that approvals would not be obtained on a timely basis, and, accordingly, on February 10, 2005 a mutual agreement to terminate the merger was reached. Since that time, we have continued our growth strategy as a community bank serving our markets.

Since the losses incurred during 2002, our credit quality, earnings and financial condition have steadily improved. During 2006, in our ninth full year of banking operations, we posted the highest annual earnings in our history, our fourth consecutive year with increased earnings.

In December 2006, we paid off our existing $5 million of trust preferred securities, which were bearing interest at a spread of 3.60% over LIBOR and issued $3 million of new trust preferred securities at a spread of 1.67% over LIBOR. The combination of those two transactions will have over $100,000 of positive impact on our net interest income in 2007.

Also during 2006, our Board of Directors approved a stock repurchase program pursuant to which the Company, from time to time and at management's discretion, may repurchase up to $1,000,000 of its common stock. No time limit was set for completion of the program. Under this program, we may purchase shares of our common stock through open market transactions or in privately negotiated block purchases or other private transactions (either solicited or unsolicited). The timing and amount of repurchase transactions under this program will depend on market conditions and corporate and regulatory considerations, and the program can be discontinued or suspended at any time. Open market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases upon the market for the Company's common stock. Purchases will be funded from available working capital at the parent company and from dividends from its bank subsidiary.

Since the time of the adoption of the program, we have purchased an aggregate of 33,568 shares of our stock for an average price of $14.30 per share.

In December 2006, the Bank signed a purchase agreement to buy land in Greenwood, Indiana with the intent to build a branch facility in 2007. The purchase of the land is not yet final and construction has not yet begun.

SELECTED FINANCIAL DATA

The information presented below for the five-year period ended December 31, 2006, should be read in conjunction with the consolidated financial statements that are included elsewhere in this offering circular.

(Dollar amounts in thousands except per share data.)

	2006	2005	2004	2003	2002
Income Statement Data:					
Total interest income	$ 12,780	$ 10,792	$ 9,236	$ 9,230	$ 10,972
Total interest expense	5,636	3,704	2,331	2,758	4,207
Net interest income	7,144	7,088	6,905	6,472	6,765
Provision for loan losses	202	195	(200)	692	3,150
Noninterest income	2,605	2,015	1,960	2,222	1,944
Noninterest expense	7,110	7,046	7,235	7,412	7,609
Provision for income taxes	532	584	606	176	(837)
Net income/(loss)	$ 1,365	$ 1,278	$ 1,224	$ 414	$ (1,213)
Net income/(loss) per share	$ .97	$ .91	$ .88	$ .30	$ (.87)
Average shares	1,411,650	1,407,469	1,394,172	1,394,172	1,394,172
Year-End Balances:					
Total Assets	$ 204,707	$ 196,666	$ 185,837	$ 167,929	$ 176,812
Loans, Net of Allowance for Loan Losses	132,304	122,602	121,848	110,255	116,422
Demand & Savings Deposits	94,764	91,263	95,126	86,751	78,950
Time Deposits	75,640	70,400	60,536	50,755	69,449
Borrowings	17,770	19,806	15,629	16,967	15,406
Shareholders' Equity	15,286	14,105	13,506	12,552	12,200
Book Value Per Share	$ 10.92	$ 9.99	$ 9.69	$ 9.00	$ 8.75

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts are in thousands, except per share data.)

Management Overview

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Heartland and the Bank for 2006 and 2005. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements related notes presented elsewhere herein. Heartland is no longer subject to the reporting requirements of the Securities Exchange Act of 1934 but is voluntarily presenting this discussion to shareholders and potential investors. Readers should understand that this discussion has therefore not been prepared with a view to compliance with Securities and Exchange Commission rules that are applicable to similar discussions that are prepared by companies that are subject to such reporting requirements.

Heartland Bancshares, Inc. ("Heartland" or the "Corporation") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operations December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its one office located in Franklin, two offices located in Greenwood, and one office located in Bargersville, Indiana.

The Bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions ("DFI") and the FDIC. Heartland is registered as a bank holding company with the Board of Governors of the Federal Reserve System ("FRB") and is subject to its regulation, examination and supervision.

Growing the balance sheet without sacrificing credit quality was the primary objective for the Bank in 2006. During 2006, the Bank's efforts resulted in $8,041 or 4.09% growth in total assets. Provision for loan losses was $202 for the year and nonperforming loans declined to $1,573. Detailed discussions of these areas can be found under the "RESULTS OF OPERATIONS" and "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" captions on the pages that follow.

Competition with other depository and lending institutions has been increasing in the Bank's market area and includes over 30 federally insured banks, credit unions, mortgage companies and consumer finance companies at December 31, 2006. The most significant challenge facing Heartland is achieving growth in the face of the high and rising level of competition while maintaining asset quality. Heartland's efforts to meet this challenge include providing exceptional customer service to existing customers and seeking new customer opportunities through personal involvement in the local communities and additional awareness by potential customers in our market area through marketing efforts.

Heartland's profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid. Additional information regarding net interest income and non-interest income is included in "RESULTS OF OPERATIONS" below. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. The average yields earned by Heartland on interest earning assets increased by a lower amount than rates paid on interest bearing liabilities. However, the average volume of interest earning assets and interest bearing liabilities was higher in 2006 compared to 2005. The net effect caused Heartland's net interest income in 2006 to increase by $56 from 2005 net interest income.

At December 31, 2006, Heartland had $204,707 in total assets, an increase of $8,041 or 4.09% from the December 31, 2005 total of $196,666. The increase in assets was primarily comprised of an increase in loans, net of allowance, of $9,702 or 7.91%. Total deposits increased $8,741 or 5.41%, during the year. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005. Deposits increased due to more aggressive pricing and marketing efforts by Heartland and due to more favorable local market conditions caused by mergers involving banks in direct competition with Heartland. Total shareholders' equity was $15,286 and $14,105 at December 31, 2006 and December 31, 2005. The increase in equity was due to net income of $1,365 and other comprehensive gains of $258 for the year ended December 31, 2006. These were offset by cash dividends of $282.

Results of Operations

Heartland experienced an increase in average balances of loans and deposits during 2006. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the increase in interest rates unless otherwise stated in the following discussion.

Heartland recorded net income of $1,365 or $.93 diluted earnings per share, for the year ended December 31, 2006 and net income of $1,278, or $.88 diluted earnings per share, for the year ended December 31, 2005. Growth in net interest income contributed $34 (after tax), growth in non-interest income contributed $30 (after tax) and higher levels of tax exempt interest income as a percentage of total income before taxes contributed $65 to the improvement in net income. The increase in provision for loan losses offset those contributions by $4 (after tax) and increases in non-interest expenses offset those increases by $38 (after tax).

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. Comprehensive income was $1,623 for the year ended December 31, 2006 compared to comprehensive income of $700 for the year ended December 31, 2005.

Interest income of $12,780 was earned during the year ended December 31, 2006, compared to $10,792 for the year ended December 31, 2005 and was primarily generated from securities and loans. Increases in balances of interest earning assets accounted for an increase in interest income of $578 and increases in average yields earned on interest earning assets contributed an increase of $1,410. The increase due to volume of interest earning assets was caused by a $374 increase in interest income due to higher average balances of loans, an $52 increase in interest income due to higher average balances of taxable securities and a $170 increase due to higher average balance of non-taxable securities, partially offset by a $18 decrease due to lower average balances of other interest earning assets. The increase in interest income caused by higher average yields on interest earning assets was due to a $1,179 increase due to higher average yields earned on loans, a $118 increase due to higher average yields earned on taxable investment securities, a $15 increase due to higher average yields earned on non-taxable investment securities and a $98 increase due to higher average yields on other interest earning assets. Overall, the average yield on earning assets increased 71 basis points to 6.73% for 2006 from 6.02% for 2005.

Interest expense of $5,636 was incurred during the year ended December 31, 2006 and $3,704 during the year ended December 31, 2005. Interest expense during 2006 and 2005 is primarily related to deposits and other borrowings. The increase in interest expense from 2005 to 2006 is comprised of a $334 increase due to higher average balance of interest bearing liabilities and a $1,598 increase due to higher average rates paid on interest bearing liabilities. The increase in interest expense caused by higher average balances of interest bearing liabilities was comprised of $251 from time deposits, and $107 from other borrowings, partially offset by a $15 decline in interest expense on DDA and savings deposits and a $9 decline in interest expense on short-term borrowings. The increase in interest expense on interest bearing liabilities due to higher rates paid was comprised of $562 from DDA and savings deposits $849 from time deposits, $47 from daily repurchase agreements and $140 from other borrowings. Overall, the average rate paid on interest bearing liabilities increased 106 basis points to 3.43% for 2006 from 2.37% for 2005.

Dollar amounts are in thousands, except per share data.

Net interest income for the year ended December 31, 2006 was $7,144 compared to $7,088 for the year ended December 31, 2005. The net interest margin decreased to 3.76% for 2006 compared to 3.95% for 2005.

The following tables depict for the years ended December 31, 2006 and 2005, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Interest earning assets				
Short-term investments	$ 5,944	5.60%	$ 6,369	3.97%
Taxable securities	36,550	4.24	35,250	3.91
Non-taxable securities	12,805	3.80	8,303	3.63
Loans	134,678	7.73	129,377	6.85
Total interest earning assets	$ 189,977	6.73	$ 179,299	6.02
Interest bearing liabilities				
Interest-bearing demand, Money Market and Savings Deposits	$ 72,744	2.25%	$ 73,753	1.47%
Time deposits	71,525	4.22	63,874	3.00
Short-term borrowings	5,421	2.36	5,967	1.51
Other borrowings	14,644	5.84	12,605	4.82
Total interest bearing liabilities	$ 164,334	3.43	$ 156,199	2.37

	2006	2005
Average yield on interest-earning assets	6.73%	6.02%
Average rate paid on interest-bearing liabilities	3.43	2.37
Net interest spread	3.30	3.65
Net interest margin (net interest income divided by average total interest-earning assets)	3.76	3.95
Return on average assets	0.68	0.67
Return on average equity	9.35	9.49

The net interest margin decreased to 3.76% in 2006 from 3.95% in 2005. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets increased 35 basis points less than the increase in average rates paid on interest bearing liabilities. The ratio of interest bearing liabilities to interest earning assets decreased slightly, to 86.50% for 2006 from 87.12% for 2005. The combined effect of the two resulted in the decrease in net interest margin.

The provision for loan losses was $202 for the year ended December 31, 2006 and $195 for the year ended December 31, 2005. Net charge-offs were $370 during the year ended December 31, 2006 and $617 during the year ended December 31, 2005. Non-performing loans decreased to $1,573 at December 31, 2006 from $1,851 at the end of 2005. Impaired loans decreased to $1,014 at December 31, 2006 from $1,244 at December 31, 2005.

Dollar amounts are in thousands, except per share data.

The allowance for loan losses was 1.42% of gross loans at December 31, 2006 and was 1.66% of gross loans at December 31, 2005 and covers non-performing loans 1.21x at year-end 2006, compared to 1.12x in 2005. For more detail on this area, see "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" below.

Non-interest income was $2,065 for the year ended December 31, 2006 and $2,015 for the year ended December 31, 2005 and consists primarily of miscellaneous fees, service charges, gain on sale of loans and other income. Gains related to the sale, service released, of loans decreased to $253 in 2006 from $424 in 2005, as interest rates rose and the fixed rate, residential real estate loan refinancing market declined. Net securities gains in 2006 and 2005 were $0 and $0. Gain on the sale of other real estate was $44 in 2006 compared to $10 in 2005. Other income was $343 and $243 for 2006 and 2005 and included items such as increase in cash surrender value of life insurance, income from other real estate owned and miscellaneous other income items.

Salaries and benefits expense for the year ended December 31, 2006 was $4,253 compared to $3,956 for the year ended December 31, 2005. The increase was primarily due to delays in replacing staff following turnover during 2005 compared to full staffing in 2006, along with higher wages paid to other existing staff in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Salaries and benefits expense is expected to rise in 2007 due to that addition.

Occupancy and equipment expenses of $755 and $743 were incurred during the years ended December 31, 2006 and 2005. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses. The increase was primarily due to higher lease expense on existing facilities and the addition and replacement of certain equipment during 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Occupancy and equipment expenses are expected to rise in 2007 due to that addition.

Data processing expense was $875 for the year ended December 31, 2006 compared to $782 for the year ended December 31, 2005. The increase in data processing expenses is related to higher volumes of loans and deposits, new on-line bill payment systems and processing for the overdraft privilege product.

FDIC Insurance was $20 for 2006 compared to $33 for 2005. The decrease is due to the change in the Bank's risk assessment by the FDIC effective April 1, 2005.

Professional fees decreased to $251 during 2006 from $499 during 2005. Professional fees related to the terminated merger agreement were $0 in 2006 and were $74 in 2005. During 2006, the Company suspended filing periodic reports with the Securities Exchange Commission. This change resulted in lower legal and accounting fees. The Bank also experienced a decline in professional fees related to loan collections including a substantial recovery of legal fees expensed in previous years after collection from one borrower.

The remaining expenses of $957 for the year ended December 31, 2006 and $1,033 for the year ended December 31, 2005, relate to various other items such as advertising, director fees, printing, supplies, loan expenses, postage, insurance and training. The decrease is primarily due to a $112 recovery of real estate taxes on property secured by a loan that were paid and expensed in 2003 and collected from the borrower in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Other noninterest expenses are expected to rise in 2007 due to that addition.

Heartland recorded income tax expense of $532 for 2006 compared to $584 in 2005. The effective tax rate for 2006 was 28.04%, compared to 31.36%, in 2005. The change in the effective tax rate is primarily due to the increase in interest income on non-taxable securities as a percentage of the total net income before taxes in 2006 compared to 2005.

Dollar amounts are in thousands, except per share data.

Lending Activities

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

	2006		2005	
	Amount	Percent of Gross loans	Amount	Percent of Gross loans
TYPE OF LOAN				
Commercial loans and leases	$ 75,626	56.35%	$ 73,195	58.71%
Real estate construction and land development	9,579	7.14	8,171	6.55
Residential mortgages	38,730	28.86	30,744	24.66
Consumer	10,270	7.65	12,561	10.08
Gross loans	$ 134,205	100.00%	$ 124,671	100.00%

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2006, commercial loans totaled $75,626 or 56.35% of the Bank's total loan portfolio. Commercial loans totaled $73,195 or 58.71% of the Bank's loan portfolio at December 31, 2005. The increase in the dollar amount of commercial loans outstanding during 2006 was due to new loan originations and advances on existing loans in excess of principal repayments by borrowers and loan charge-offs.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2006, real estate construction and land development loans totaled $9,579 or 7.14% of the Bank's total loan portfolio compared to $8,171 or 6.55% of the Bank's total loan portfolio at December 31, 2005.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. The Bank also occasionally originates and retains fixed rate mortgages. At December 31, 2006 the Bank's fixed rate residential mortgage loans totaled $12,905 compared to $4,926 at December 31, 2005. At December 31, 2006, the Bank's residential mortgage loans totaled $38,730 or 28.86% of the Bank's total loan portfolio compared to $30,744 or 24.66% of the Bank's total loans at December 31, 2005.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2006, the Bank held $1,858 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2006 the Bank's consumer loans totaled approximately $10,270 or 7.65% of the Bank's total loan portfolio compared to $12,561 or 10.08% of the Bank's total loans at December 31, 2005.

Nonperforming Assets And Allowance For Loan Losses

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans totaled $1,573 and $1,851 at December 31, 2006 and 2005.

The provision for loan losses is calculated as the amount needed in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance. During the year ended December 31, 2006, the provision for loan losses was $202 compared to $195 in 2005. Provision for loan losses recorded in 2006 was higher than 2005 primarily due to increased total loans outstanding. During 2006, Heartland recorded $370 of net charge-offs compared to $617 in 2004. Non-performing loans decreased by $125 during 2006.

At December 31, 2006 the balance of the allowance for loan losses was $1,901 or 1.42% of gross loans outstanding, compared to $2,069 or 1.66% of gross loans outstanding at December 31, 2005.

The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On a monthly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for current provisions for loan losses.

Our loan quality monitoring process includes assigning loan grades to all loans and the use of a watch list to identify loans of concern. Management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss.

Deposit Activities

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing an assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005, an increase of $8,741 or 5.41%. The bank attempts to manage the total balances of certificates of deposit outstanding in conjunction with the changes in balances of loans outstanding.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.

Bank Liquidity And Interest Rate Sensitivity

Liquidity is a measure of the Bank's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank's net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee. The Bank utilizes a liquidity plan that includes liquidity ratios to be maintained and procedures for daily monitoring of liquidity needs, trends and changes in deposits.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2006, the Bank had $47,674 or 23.29% of total assets in securities available-for-sale, of which $29,100 were pledged to secure

Dollar amounts are in thousands, except per share data.

borrowings and for other purposes. The Bank also had $14,000 or 6.84% of total assets in cash and cash equivalents and an additional $5,000 available from unused federal funds purchased agreements with two large commercial banks. The Bank also has the ability to borrow from the Federal Home Loan Bank of Indianapolis with various repayment terms ranging from 1 day to 15 years. Such borrowings are secured by investment securities.

Liquidity needs primarily arise from the need to fund loan growth and the need to meet the withdrawal needs of depositors. During the year ended December 31, 2006, deposits increased by $8,741 throughout the year and provided cash inflows compared to cash outflows of $11,100 for loans made to customers, net of repayments. The excess cash provided was used to increase securities available for sale.

The Bank attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. The Bank employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure the Bank's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.

Capital Adequacy

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Note 13 to the consolidated financial statements includes a table of the Bank's capital ratios and the related requirements.

Parent Company Liquidity

Heartland is a legal entity separate and distinct from the Bank. There are various legal limitations on the extent to which the Bank can supply funds to Heartland. The principal source of Heartland's funds consists of dividends from the Bank. State and federal laws restrict the amount of dividends that may be paid by banks. In addition, the Bank is subject to certain restrictions imposed by the Federal Reserve on extensions of credit to Heartland or any of its subsidiaries, or investments in the stock or other securities as collateral for loans.

Liquidity management for Heartland, the parent company of the Bank, centers on the ability of Heartland to meet its obligations to the holders of the $3,093 subordinated debentures and to generate cash for the discretionary payment of dividends to shareholders. Heartland expects to rely upon liquid assets of the parent company as its short-term source of funds to meet its obligations with respect to the subordinated debentures, and to rely upon dividends from the Bank as the primary long-term source of funds to meet such obligations. At December 31, 2006, Heartland had sufficient liquid assets at the parent-company level to pay the interest payable on the subordinated debentures during 2007, and Heartland may elect to defer the payment of interest on such debentures for certain periods of time in any event.

Heartland had approximately $296 of parent-company cash that would have been available at December 31, 2006, for the payment of interest and other obligations on the subordinated debentures.

Off Balance Sheet Arrangements

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 14 of the Notes to Consolidated Financial Statements.

Dollar amounts are in thousands, except per share data.

MANAGEMENT

Directors and Officers

The following table sets forth certain information as of March 23, 2007, concerning the directors and officers of our parent company, including those officers of our bank subsidiary who are not also officers of its parent company but who make significant contributions to our banking business in the areas of business production and origination. Except as indicated in the following paragraphs, the principal occupation of each of these persons has not changed during the past five years, and he or she possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by him or her. Unless specified otherwise, a person listed in the table below may be deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with that person.

	Common Shares Beneficially Owned			
Name, Position with the Company, Present Principal Occupation, and Age	Beneficial Ownership of Issued and Outstanding Shares	Shares Subject to Issuance Upon Exercise of Stock Options	Total Shares Beneficially Owned	Percent of Outstanding Shares Owned (Diluted for Exercise of Options by Named Individual(s))*
Sharon Acton[1] Director of the Company and the Bank Retired Age 60	737	15,718	16,455	1.2%
Steven L. Bechman Director of the Company and the Bank President and Chief Executive Officer of the Company and Bank Age 55	32,322	39,846	72,168[2]	5.0%
Gordon R. Dunn Director of the Company and the Bank Retired Age 85	20,288	15,718	36,006[3]	2.5

Jeffrey L. Goben Director of the Company and the Bank Executive Vice President and Chief Operating Officer of the Company and Bank Age 54	22,051	33,933	55,984[4]	3.9
J. Michael Jarvis[5] Director of the Company and the Bank Owner and Consultant to Jarvis Enterprises (Real estate venture) Age 63	10,972	15,718	26,690[6]	1.9
Jeffery D. Joyce Chief Financial Officer of the Company and the Bank Age 36	957	17,474	18,431	1.3
Janette F. Koon Director of the Company and the Bank Certified Financial Planner, Waddell & Reed, Inc. (financial services) Age 53	4,153	1,000	5,153	0.4
Jacqueline McNeelan Senior Vice President and Senior Lending Officer of the Bank[7] Age 50	0	1,100	1,100	0.1
R. Trent McWilliams Vice President, Business Development, of the Bank Age 55	1,614	1,300	2,914	0.2
John Norton Director of the Company and the Bank President and Owner, Norton Farms, Inc. Age 59	7,860	15,718	23,578[8]	1.7

Steven W. Reed Director of the Company and the Bank Partner, BGBC Partners (a public accounting firm) Age 44	500	1,000	1,500	0.1
Robert. Richardson Director of the Company and the Bank Owner, Duke Development Group (real estate development) Age 45	4,000	1,000	5,000[9]	0.4
Paul C. St. Pierre Director of the Company and the Bank Vice President, J.C. Wilson & Company (funeral service and crematory) Age 35	70	1,000	1,070	0.1
All Directors and Officers as a group (13 persons)	105,524	160,525	266,049[10,11]	17.0%

* In accordance with SEC rules, percentages are diluted to reflect the maximum number of shares that would be issued upon the exercise of the indicated number of options by the indicated person or group but (a) in the case of each individual director or officer, are not diluted to reflect the exercise of any option that is held by any other director, officer, or any other past or present employee, officer, or employee, and (b) in the case of all directors and officers as a group, do not reflect the dilution that would caused by the exercise of options held by other persons who may hold options but are not among our directors and officers.

1 During 2002, Ms. Acton retired from her position as Manager of the Franklin/Greenwood District of Cinergy/PSI (a public utility), where she was employed for 33 years.

2 Includes 15,647 shares that Mr. Bechman holds jointly with his spouse

3 Includes 1,102 shares that Mr. Dunn holds jointly with his spouse, 5,512 shares held in a trust for which Mr. Dunn acts as trustee, and 1,432 shares held by Mr. Dunn's spouse.

4 Includes 9,879 shares that Mr. Goben holds jointly with his wife

5 During 2002, Mr. Jarvis sold his ownership in and retired from his position as president of Power Investments, Inc, a Franklin-based engine remanufacturer. Mr. Jarvis is now owner and president of Jarvis Enterprises, a venture capital entity.

6 Includes 10,972 shares Mr. Jarvis holds jointly with his spouse.

7 Prior to March 30, 2005, Ms. McNeelan was Vice President Commercial Loans for Huntington National Bank in Indianapolis.

8 Includes 110 shares held by Mr. Norton's spouse.

9 Includes 4,000 shares held by Mr. Richardson's minor children.

10 Includes 52,472 shares held jointly with or as custodian for family members.

11 Does not include 1,800 shares Mr. Bechman may acquire, 1,200 shares Mr. Goben may acquire, 3,000 shares Mr. Joyce may acquire, 1,650 shares Mrs. McNeelan may acquire or 1,200 shares Mr. McWilliams may

acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

Remuneration

The following table sets forth the aggregate remuneration of each of the three highest-paid officers of the Company or the Bank for their services in all capacities during 2006:

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration*
Steven L. Bechman	President and Chief Executive Officer	$189,591[1]
Jeffrey L. Goben	Executive Vice President	$138,252[2]
Jacqueline McNeelan	Senior Vice President	$114,055[3]
All directors and officers of the Company as a group (13 persons)		$733,487[4]

* Does not include the remunerative benefit of certain plans and arrangements described below, nor benefits that are made available to our officers on a non-discriminatory basis to all of our employees.

1. Consists of salary of $151,817, bonus of $5,686, $31,476 that the Company contributed to a defined benefit retirement plan in favor of Mr. Bechman, and $612 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Bechman under a split-dollar life insurance agreement between the Company and Mr. Bechman.

2. Consists of salary of $114,049, bonus of $4,344, $19,421 that the Company contributed to a defined benefit retirement plan in favor of Mr. Goben, and $438 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Goben under a split-dollar life insurance agreement between the Company and Mr. Goben.

3. Consists of salary of $99,355 and bonus of $14,700.

4. Includes aggregate director compensation paid for services during 2006 of $63,253. During 2006, non-employee Directors of the Bank received $500 per month (the Chairman received $750 per month) regardless of attendance at Board meetings. Directors also received $100 for attendance at meetings of the Bank Loan Committee and $50 for attendance at all other Company or Bank committee meetings.

In addition to the remuneration listed in the above table, one or more of the Company's directors and officers participated in the following compensatory plans:

Bonus, Short Term Incentive Plan, Long Term Incentive Plan

Mr. Bechman, Mr. Goben and Mrs. McNeelan each participate in the Bank's annual bonus plan. Under the plan, a bonus pool is created based on the financial performance of the Banks compared to established goals. The bonus pool is divided among all employees of the bank on a prorate basis in January following the calendar year for which the bonus was attributable.

Split Dollar Plans

Mr. Bechman and Mr. Goben each participate in split dollar life insurance agreements. Under each agreement, the executive's beneficiary would receive an amount equal to three times the executive's then annual salary upon the death of the executive if the executive dies while employed by the Issuer.

Supplemental Retirement Plan

Mr. Bechman and Mr. Goben each participate in a supplemental deferred compensation plan. Under the plan, at retirement after age 65 each executive and his beneficiary will receive retirement benefits equal to thirty percent of the executive's then annual salary for a period of 20 years after retirement or until death, whichever is longer. If early retirement is taken, the executive will receive the vested accrued benefit at the time of retirement.

Stock Option Plans

At December 31, 2006, the Corporation maintained three stock option plans: an employee plan (under which options may be granted through 2007), a non-employee director plan (under which options may be granted through January 2008) and a non-employee director plan (under which no new options were available for grant after September 2003). Under the terms of these plans, options for up to 305,780 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are generally immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The following table summarizes the stock options that we have granted to the three persons named in the above remuneration table, and our directors and officers as a group, that were outstanding at March 23, 2007. No one named in this table exercised stock options during 2006.

Name of Holder	Title and Amount of Securities Called For By Options, Warrants or Rights[1]	Exercise Price[2]	Last Possible Date of Exercise
Steven L. Bechman	41,646 Common shares	$9.40 per share	Various; from September 27, 2007 through December 19, 2015
Jeffrey L. Goben	35,133 Common shares	$9.33 per share	Various, from September 27, 2007 through December 19, 2015
Jacqueline McNeelan	2,750.Common shares	$13.38 per share	Various, from June 28, 2015 through December 19, 2015
All directors and officers as a group (13 persons)	169,375 Common shares	$9.74 per share	Various, from September 27, 2007 through December 19, 2016

1. This column represents the aggregate stock option position of each indicated person, and the group, as of March 23, 2007, and includes options that were not presently exercisable as of that date due to service-based vesting conditions that had not yet been satisfied. The common shares that are purchasable under these options include the preferred stock purchase rights that attach to and accompany all of the Company's common shares.

2. The exercise prices reflected by this column are the weighted average exercise prices of all stock options that were outstanding as of March 23, 2007, and held by the indicated person or group. The lowest exercise price is $9.07 per share.

Change in Control Agreements

We are party to change in control agreements with the following individuals: Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce (each a "Key Executive"). Under the terms of these change in control agreements, upon any termination of a Key Executive's employment:

- within two years after a change of control of Heartland
  - by the employer for any reason other than for Good Cause (as defined in the change in control agreements), or
  - by the Key Executive for Good Reason (as defined in the change in control agreements), or
- within the twelve-month period prior to a change in control or anticipated change in control of Heartland, if the Key Executive's employment is terminated for any reason other than Good Cause, death, or disability or if the Key Executive reasonably demonstrates that the termination occurred in connection with or in anticipation of the change in control,

we are obligated to pay a cash termination benefit to that Key Executive equal to:

- two times the sum of:
  - the Key Executive's annual base salary, unreduced by any salary reduction amounts for deferred compensation, at the rate in effect as of the date of termination of employment; plus
  - an amount equal to the bonus under the employer's bonus plan or arrangement, and as may be modified from time to time in the future, for the year in which such termination occurs; plus
- an amount equal to any matching contributions the employer would have otherwise made on the Key Executive's behalf to the Heartland Community Bank Employee Profit Savings Plan during the twelve months following the Key Executive's date of termination, had the Key Executive's employment and/or the amounts contributed thereto by the employer on the Key Executive's behalf not been reduced or terminated, and assuming Executive made elective deferrals to the maximum extent permitted by Section 402(g) of the Internal Revenue Code.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2006, our bank subsidiary had, and expects to continue to have in the future, banking transactions in the ordinary course of business with our directors, officers and shareholders and their associates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

In addition, on December 21, 2006, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,899 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $55,366. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On January 30, 2007, Director Robert Richardson sold, in a private transaction directly to the Issuer, 14,718 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $207,965. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors (with Director Richardson not participating) authorized the Issuer to effect that purchase from Director Richardson. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On February 21, 2007, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,500 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $50,750. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

We have incurred and expect to continue to incur expenses related to the qualification of our shares for sale under the SEC's Regulation A. To the extent that such expenses are related to this offering circular, they may be deemed to have been incurred for the benefit of our officers and directors. The amount of such expenses that we believe to be allocable to this offering circular is not expected to exceed $15,000. See "Offering Expenses."

We have entered into an agreement with those officers and directors who are identified as selling shareholders that governs the terms and conditions under which they may offer and sell their common shares in reliance upon this offering circular. Under that agreement we have no obligation to keep the offering statement under which this offering circular has been issued effective with the SEC for any particular period of time, even though we presently expect that it will be maintained in effect for one year from the date that that offering statement was qualified under the Securities Act with the SEC. We are permitted to suspend the right of a holder to sell pursuant to the offering circular under some circumstances relating to pending corporate developments and similar events, and in the event that the $1,500,000 dollar limitation on the total sales by the selling shareholders under this offering circular would otherwise be exceeded. Further, we are not obligated to effect the qualification for public offer and sale under the Act of any common shares of any selling shareholder unless he or she cooperates in providing information that the Company believes to be necessary or appropriate concerning such shareholder and his or her intended offers and sales.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the best of our knowledge, no person owns as much as ten percent of Heartland's outstanding common stock.

SUMMARY OF THE OPTION PLANS

This offering circular relates to shares of our common stock (including the accompanying preferred share purchase rights) that we are offering to our current and former officers, employees and directors who hold outstanding options that have been (or may in the future be) granted to them under:

- the Heartland Bancshares, Inc. 1997 Stock Option Plan (the "1997 Employee Plan"),
- the Heartland Bancshares, Inc. 1997 Stock Option Plan for Nonemployee Directors (the "1997 Director Plan"), and
- the Heartland Bancshares, Inc. 2003 Stock Option Plan for Nonemployee Directors (the "2003 Director Plan")

We may refer to all three of the above plans as "the Plans" for simplicity in this offering circular.

You should understand that this offering circular is not the official Plan document for any of the Plans. This document summarizes the major features of each Plan. Inconsistencies between this summary and the provisions of the actual Plan document will be governed by the Plan document.

The following discusses each of the Plans:

1997 Employee Plan

The 1997 Employee Plan was adopted by our Board on July 25, 1997, and approved by our shareholders by unanimous written consent dated July 25, 1997. The 1997 Employee Plan became effective as of July 25, 1997, and, unless sooner terminated, no options may be granted under the Plan after July 24, 2007.

The purpose of the 1997 Employee Plan is to serve as an incentive to and inducement in obtaining the services of officers, employee directors, key employees, and professional advisors of the Corporation and any of its subsidiaries (as defined in applicable sections of the Internal Revenue Code of 1986 ("Code")).

The 1997 Employee Plan is neither a qualified pension, profit-sharing, or stock bonus plan under Code Section 401(a), nor subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 1997 Employee Plan is administered by a Committee of the Board which Committee consists of two or more members, each of whom shall qualify at all times as non-employee members of the Board. The Board may appoint and remove Committee members in its discretion. The Committee, acting through a majority of the members, has the sole and complete authority and discretion to take all actions and make all determinations and interpretations required or provided for under the 1997 Employee Plan. Committee determinations are final, conclusive, and binding on the Corporation, 1997 Employee Plan optionees, and all other persons.

Additional information about the 1997 Employee Plan and its administrators may be obtained from the Corporation at the following address and telephone number:

Heartland Bancshares, Inc.

Attn: Jeff Joyce
420 N. Morton Street, P.O. Box 469
Franklin, IN 46131-0469

Telephone: (317) 738-3915

__Securities to be Offered Under the 1997 Employee Plan__

The 1997 Employee Plan reserves 151,043 shares of our common shares (including the accompanying preferred stock purchase rights) for grant. Options may be granted under the 1997 Employee Plan in one or both of the following forms:

Incentive Stock Options ("ISOs") designed to comply with Code Section 422, and

Non-Qualified Stock Options ("Non-Qualified Stock Options") not designed to comply with Code Section 422.

Common Stock issued under the Plan may be authorized but unissued Common Stock or Common Stock from the treasury of the Corporation or any subsidiary or Common Stock purchased in the open market or otherwise. The

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1997 Employee Plan does not limit the aggregate number of shares of Common Stock for which an Option or Options may be granted to any one optionee (except to comply with the Code requirements for ISOs).

Eligibility for Participation in the 1997 Employee Plan

The Committee selects optionees in the 1997 Employee Plan from among the Corporation's or any subsidiary's officers, employee directors, key employees, or other salaried employees, and professional advisors or other consultants. The term "employee" as used in this offering circular and in the 1997 Employee Plan includes persons who are leased to Heartland Community Bank, the principal subsidiary of the Corporation, under a leased employee arrangement with a third party company, Professional Staff Management, Inc.

Terms and Conditions of Options Granted Under the 1997 Employee Plan

Grant and exercise of options. The Committee may grant one or more of the following options under the 1997 Employee Plan upon such terms and conditions as it determines appropriate. Individual options are subject to the terms and conditions of the plan and the applicable option agreement.

Pursuant to the plan, the Committee may grant both ISOs and Non-Qualified Stock Options. In granting such options, the Committee has exclusive authority to (i) select the persons to whom options may be granted, (ii) determine the number of shares subject to each option, (iii) determine the time or times when options will be granted, (iv) determine the exercise price of the shares subject to each option, (v) determine the time when each option may be exercised (which will not exceed 10 years from the date of grant), and (vi) prescribe the form of the option agreements. In granting any particular option, the Committee will indicate, at the time of grant, whether the option is intended to be an ISO or a Non-Qualified Stock Option.

- Exercise price for Non-Qualified Stock Options. The exercise price for a Non-Qualified Stock Option may not be less than the fair market value of the common stock covered by the option at the time of grant.
- Exercise price for ISOs. The exercise price of an ISO may not be less than the fair market value per share of common stock on the date the ISO is granted; however, the exercise price for optionees who own common stock possessing more than 10% of the total combined voting power or value of all classes of stock of the corporation may not be less than 110% of the fair market value per share of the common stock subject to the option on the date the ISO is granted.

Special rules for ISOs. ISOs may only be awarded to optionees who are employees of the Corporation or a subsidiary. Any ISO granted to any employee who, at the time the option is granted, owns common stock possessing more than 10% of the total combined voting power or value of all classes of stock of the corporation shall not, by its terms, be exercisable after the expiration of five years from the date of grant of the option. No ISO may give an optionee the potential to acquire, through the exercise of ISOs in any calendar year, under all plans of the corporation and its subsidiaries, common stock having an aggregate fair market value (determined as of the time any ISO is granted) in excess of $100,000 (determined by assuming that the optionee will exercise each ISO on the date it first becomes exercisable). To the extent any options that are intended to be ISOs exceed this $100,000 limit, such options will fail to qualify as ISOs and be deemed to be non-qualified options. No ISO may be exercised (a) after its expiration date, (b) more than 3 months after the optionee's termination of employment for reasons other than disability or death, (c) more than 1 year after the optionee's termination of employment due to disability, or (d) more than 3 years after the optionee's termination of employment due to death. If an option intended to be an ISO fails to qualify as an ISO, such option will be deemed to be Non-Qualified Option that is validly granted as such under the plan.

Exercise of options. Each option may be exercised in whole, or from time to time in part, for the number of shares as to which it is then exercisable according to its terms and the plan. To exercise an option, the optionee or his or her beneficiary (see below) must (i) give written notice to the Corporation, in a form approved by the Corporation, specifying the number of shares of common stock for which he or she elects to exercise the option and, (ii) at the time of purchase, tender an amount in cash, or in shares of common stock owned by such person for at least 6 months, or in any combination of cash and such shares of common stock, equal in value to the exercise price of the shares the optionee has elected to purchase.

Restrictions on transfer. No option is transferable unless the Committee authorizes the transfer and the transfer is permitted by, or does not violate, the Code and Rule 16b-3 of the Securities Exchange Act of 1934 ("Rule 16b-3") (to the extent applicable to the option). Except as authorized by the Committee, an option shall be exercisable

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during the optionee's lifetime only by the optionee or, in the case of the optionee's legal disability, by the optionee's guardian or legal representative.

No Right to Continue as Employee. Participation in the 1997 Employee Plan is not an agreement or understanding, express or implied, that the Corporation will retain the optionee as an employee of the Corporation for any period of time, or at any particular rate of compensation.

No Shareholder Rights. An optionee has no shareholder rights with respect to Common Stock subject to either an unexercised or exercised option until the optionee becomes its holder of record. No adjustments shall be made for dividends in cash or other property, or other distributions or rights, in respect of such Common Stock for which the record date is prior to the date on which the optionee became the holder of record.

Effect of certain corporate transactions. Upon the Corporation's dissolution, liquidation, reorganization, merger, or consolidation, as a result of which the securities then subject to options are changed into or exchanged for cash, property, or securities not of the corporation's issue, or upon a sale of substantially all the Corporation's property, the Plan shall terminate, unless provision is made in writing to (i) continue the Plan and/or assume the existing options, or (ii) substitute existing options for options covering the stock of a successor employer (with any necessary adjustments), in which event the plan and options previously granted shall continue under their new terms. If the Plan and unexercised options are to terminate pursuant to the foregoing sentence, all persons holding valid, unexercised options shall have the right, at such time before the transaction causing such termination as the Corporation designates, to exercise all unexercised portions of their options, including portions that would otherwise not yet be exercisable.

Effect of corporate reorganization. If the Corporation's outstanding shares of common stock are changed into or exchanged for a different number or kind of shares or other securities of the Corporation because of a recapitalization, reclassification, combination of shares, stock split, stock dividend, reorganization, or spin-off or other distribution of a substantial portion of the Corporation's assets to share holders, then the Committee shall make appropriate adjustments to the (i) aggregate number and kind of shares subject to options, and (ii) rights under outstanding options, both as to the number of subject shares and the exercise price.

Special Rules Upon Termination of Employment

Every option under the 1997 Employee Plan is affected by whether the optionee remains in the continuous and uninterrupted service of the Corporation and/or its subsidiaries after receiving the option. Generally, optionees must remain in the continuous and uninterrupted service of the corporation to receive the full benefit of an option. An option will expire on the earlier of the date that the Committee specifies in the option agreement or 10 years from the date of grant. In addition, except as the Committee may provide in the option agreement or as provided below, if an optionee terminates employment with the Corporation and its subsidiaries for any reason, options then held by the optionee will terminate immediately as to any unexercised portion. See above for special rules related to the treatment of ISOs upon termination of employment.

Termination generally. Except as otherwise provided below, if an optionee's employment terminates for any reason other than permanent and total disability as defined in Code Section 22(e)(3) ("permanent and total disability"), retirement, or death, all of such optionee's options may be exercised, to the extent that the optionee was entitled to exercise such options at the date of such termination of employment, until the earlier of (i) the respective expiration dates of such options or (ii) (x) if the option is an ISO, 3 months after the date of such termination of employment or (y) if the option is a non-qualified option, 1 year after the date of such termination of employment

Retirement. If an optionee terminates employment to retire on or after attaining age 62 and being employed by the corporation for at least 3 years, such optionee (or the optionee's guardian or legal representative), may exercise, to the extent entitled on the retirement date, any options prior to the earlier of (i) their respective expiration dates, or (ii) 3 years after the retirement date. Any option that is intended to be an ISO, though, may be exercised as an ISO only for 3 months after the retirement date; for the remainder of the 3 year period following the retirement date, any option intended to be an ISO may be exercised only as a non-qualified option. If an optionee retires before having been employed by the corporation for at least 3 years, then, on the retirement date, all of his or her options shall terminate.

Termination by the Corporation for cause. If an optionee's employment is terminated for cause, any option held by such optionee will terminate automatically upon the termination of the optionee's employment. As with other questions of interpretation under the plan, any determination by the Committee of whether a termination of employment was for cause will be final, conclusive, and binding.

Termination due to disability. If any optionee's employment terminates due to permanent and total disability, such optionee (or the optionee's guardian or legal representative), may exercise, to the extent entitled at the date of such termination of employment, any options prior to the earlier of (i) their respective expiration dates, or (ii) (x) if the option is an ISO, one year after the date of such termination of employment or (y) if the option is a non-qualified option, 3 years after the date of such termination of employment.

Termination due to death. If an optionee's employment terminates due to death, any options granted to any such optionee may be exercised, to the extent that the optionee was entitled to exercise any such options at the date of death, by the person or persons to whom the optionee's rights pass by will or the laws of descent and distribution (including the optionee's estate during administration) prior to the earlier of (i) their respective expiration dates, or (ii) 3 years after the optionee's date of death.

Optional extension. The Committee, in its sole discretion, may extend the termination date of any non-qualified option to a date not later than its scheduled expiration date.

Amendment of the 1997 Employee Plan

With the exception of increases in the number of shares of Common Stock available under the Plan and other changes requiring shareholder approval, the Committee may from time to time prescribe, amend, and rescind rules and regulations relating to the Plan and, subject to the Board's approval, at any time terminate, modify, or suspend the operation of the 1997 Employee Plan; however, no such modification shall be effected without shareholder approval if it would cause the Plan not to comply with Rule 16b-3 or any successor rule or other regulatory or legal requirements.

1997 Director Plan

The 1997 Director Plan was originally adopted by the Corporation's Board of Directors on July 25, 1997, and was amended by the Board on January 18, 1999, and again on January 24, 2003. The 1997 Director Plan became effective as of July 25, 1997, and the amendments thereto became effective concurrently with the dates of Board action with respect to the amendments.

The purpose of the 1997 Director Plan is to increase the proprietary interest of Board members who are not employees ("Nonemployee Directors") of the Corporation or its affiliates (as defined in applicable sections of the Code) in the Corporation's success, and to enhance its ability to retain and attract experienced and knowledgeable directors.

The 1997 Director Plan is neither a qualified pension, profit-sharing, or stock bonus plan under Code Section 401(a), nor subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 1997 Director Plan is administered by the Committee. The Board may appoint and remove Committee members in its discretion. The Committee, acting through a majority of the members, has the sole and complete authority and discretion to take all actions and make all determinations and interpretations required or provided for under the 1997 Director Plan. Committee determinations are final, conclusive, and binding on the Corporation, 1997 Director Plan optionees, and all other persons.

Additional information about the 1997 Director Plan and its administrators may be obtained from the Corporation at the following address and telephone number:

Heartland Bancshares, Inc.
Attn: Jeff Joyce
420 N. Morton Street, P.O. Box 469
Franklin, IN 46131-0469

Telephone: (317) 738-3915

Securities To Be Offered Under The 1997 Director Plan

Options for 46,305 shares of the Corporation's Common Stock, together with the accompanying preferred share purchase rights were granted under the 1997 Director Plan and are currently outstanding and exercisable. No other options may be granted under the 1997 Director Plan. All options granted under the 1997 Director Plan are Non-Qualified Stock Options, which are not designed to comply with Code Section 422. Common Stock issuable under the 1997 Director Plan is authorized but unissued Common Stock (including shares purchased in the open market).

Eligibility for Participation in the 1997 Director Plan

Only our Directors who were not employees were eligible to receive grants of options under the 1997 Director Plan.

Terms and Conditions of Options Granted Under the 1997 Director Plan

As of the date of this offering circular, all options that may be granted under the 1997 Director Plan have been granted. The amount, nature, and timing of all options that were granted was, pursuant to the terms of the plan, automatic and not subject to determination by the Committee. Individual options are subject to the terms and conditions of the 1997 Director Plan and the applicable option agreement. The following summarizes the general terms and conditions of options under the plan, as amended through the date of this prospectus:

Automatic grant of options. Options were granted automatically pursuant to the terms of the plan in 1997 and again in 1999, and the terms of the outstanding options were amended in 2003, all as reflected by the terms of the plan, as amended.

Option agreement. Each option granted was evidenced by an option agreement that was executed on behalf of the Corporation and by the Nonemployee Director to whom the option was granted. Each option agreement is subject to the terms and conditions of this plan, and in a form approved by the Board or Committee.

Exercise schedule. All outstanding options granted under the Plan are now fully exercisable.

Exercise price. The exercise price for all outstanding options granted under the 1997 Director Plan is $9.07 per share.

Exercise of options. Each option may be exercised in whole, or from time to time in part, for the number of shares as to which it is then exercisable according to the terms of the plan. To exercise an option, the optionee must (i) give written notice to the corporation, signed by the person exercising the option, specifying the number of shares of common stock for which he or she elects to exercise the option, accompanied by full payment of the exercise price. Payment may be in cash, in shares of common stock owned by such person for at least 6 months, or in any combination of cash and such shares of common stock, equal in value to the exercise price of the shares the optionee has elected to purchase.

Expiration of Options. The unexercised portion of each option automatically terminates, and become null and void, at the expiration of 10 years from the date the option was granted.

Restrictions on Transfer. No option is transferable unless the Committee authorizes the transfer and the transfer is permitted by, or does not violate, the Code and Rule 16b-3 (to the extent applicable to the option). Except as authorized by the Committee, an option shall be exercisable during the optionee's lifetime only by the optionee or, in the case of the optionee's legal disability, by the optionee's guardian or legal representative.

No Right to Continue as Director. Participation in the 1997 Director Plan is not an agreement or understanding, express or implied, that the Board will nominate an optionee for re-election, or that the Corporation will retain the optionee as a director of the Corporation for any period of time, or at any particular rate of compensation.

No Shareholder Rights. An optionee has no shareholder rights with respect to Common Stock subject to either an unexercised or exercised option until the optionee becomes its holder of record. No adjustments shall be made for dividends in cash or other property, or other distributions or rights, in respect of such Common Stock for which the record date is prior to the date on which the optionee became the holder of record.

Effect of Certain Corporate Transactions. Upon the Corporation's dissolution, liquidation, reorganization, merger, or consolidation, as a result of which the securities then subject to options are changed into or exchanged for cash, property, or securities not of the Corporation's issue, or upon a sale of substantially all the Corporation's property, the 1997 Director Plan shall terminate, unless provision is made in writing to (i) continue the and/or assume the existing options, or (ii) substitute existing options for options covering the stock of a successor employer (with any necessary adjustments), in which event the 1997 Director Plan and options previously granted shall continue under their new terms. If the 1997 Director Plan and unexercised options are to terminate pursuant to the foregoing sentence, all persons holding valid, unexercised options shall have the right, at such time before the transaction causing such termination as the Corporation designates, to exercise all unexercised portions of their options, including portions that would otherwise not yet be exercisable.

Adjustments to Common Stock. If the number of shares of Common Stock changes through the declaration of stock dividends or stock splits or through a recapitalization, merger, consolidation, combination of shares or otherwise, the Committee or the Board shall appropriately adjust (i) the number of shares of Common Stock available for options, (ii) the number of shares of Common Stock subject to outstanding options, (iii) the option price thereof, and (iv) any other terms it deems appropriate. Adjustments may eliminate without payment any fractional shares that might otherwise become subject to an option. The grant of options under the 1997 Director Plan does not affect the Corporation's right to adjust, reclassify, reorganize or otherwise change its capital or business structure, or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

Amendment of the 1997 Director Plan

The Board may amend, suspend, or terminate the 1997 Director Plan, in whole or in part, at any time without the approval of the Corporation's shareholders. It may, for example, adopt amendments it deems necessary or desirable to qualify options under SEC rules and regulations with respect to directors who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, or to correct any defect, supply any omission, or reconcile any inconsistency in the1997 Director Plan or an option. No action, however, may be taken which would (i) cause the Plan not to satisfy all applicable requirements of Rule 16b-3, or (ii) impair the rights of any optionee under any option previously granted under the 1997 Director Plan without the optionee's consent.

2003 Director Plan

The 2003 Director Plan was adopted by the Board on January 24, 2003. The 2003 Director Plan became effective as of January 24, 2003, will terminate on January 23, 2008, and no options will be granted under the 2003 Director Plan after January 23, 2008.

The purpose of the 2003 Director Plan is to increase the proprietary interest of Board members who are Nonemployee Directors of the Corporation or its affiliates (as defined in applicable sections of the Code) in the Corporation's success, and to enhance its ability to retain and attract experienced and knowledgeable directors.

The 2003 Director Plan is neither a qualified pension, profit-sharing, or stock bonus plan under Code Section 401(a), nor subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The 2003 Director Plan is administered by the entire Board acting as the stock option committee. Only the Board may grant options under the 2003 Director Plan. The Board may establish rules and regulations, and take such other action, as it deems necessary or advisable for the proper administration of the 2003 Director Plan. Committee determinations pursuant to the Plan are final, conclusive, and binding on the Corporation, 2003 Director Plan optionees, and all other persons.

Additional information about the 2003 Director Plan and its administrators may be obtained from the Corporation at the following address and telephone number:

Heartland Bancshares, Inc.
Attn: Jeff Joyce
420 N. Morton Street, P.O. Box 469
Franklin, IN 46131-0469

Telephone: (317) 738-3915

Securities to be Offered Under the 2003 Director Plan

The Plan reserves 50,000 shares of the Corporation's Common Stock together with the accompanying preferred shares purchase rights. Options granted under the Plan are Non-Qualified Stock Options, which are not designed to comply with Code Section 422. Common Stock issued under the Plan is authorized but unissued Common Stock (including shares purchased in the open market).

Eligibility for Participation in the 2003 Director Plan

Only Nonemployee Directors are eligible to receive grants of options under the 2003 Director Plan.

Terms and Conditions of Options Granted Under the 2003 Director Plan

Individual options are subject to the terms and conditions of the 2003 Director Plan and the applicable option agreement. The following summarizes the general terms and conditions of options under the Plan:

Grant of Options. The Board may grant options under the 2003 Director Plan in its discretion.

Option Agreement. Each option granted is evidenced by an option agreement executed on behalf of the Corporation and by the Nonemployee Director to whom the option is granted. Each option agreement is subject to the terms and conditions of the 2003 Director Plan, and in a form approved by the Board.

Exercise Schedule. Each option is immediately exercisable in full, unless the Board specifies otherwise at the time of grant in the option agreement.

Exercise Price. The exercise price per share for all options shall be a price that the Board determines to be not less than the fair market value of a share of Common Stock on the date of grant.

Exercise of Options. Each option may be exercised in whole, or from time to time in part, for the number of shares as to which it is then exercisable according to the terms of the Plan. To exercise an option, the optionee must give written notice to the Corporation, signed by the person exercising the option, specifying the number of shares of Common Stock for which he or she elects to exercise the option, accompanied by full payment of the exercise price. Payment may be in cash, in shares of Common Stock owned by such person for at least 6 months, or in any combination of cash and such shares of Common Stock, equal in value to the exercise price of the shares the optionee has elected to purchase.

Expiration of Options. The unexercised portion of each option automatically terminates, and become null and void, at the expiration of 10 years from the date the option is granted.

Restrictions on Transfer. No option is transferable unless the Committee authorizes the transfer and the transfer is permitted by, or does not violate, the Code and Rule 16b-3 (to the extent applicable to the option). Except as authorized by the Committee, an option shall be exercisable during the optionee's lifetime only by the optionee or, in the case of the optionee's legal disability, by the optionee's guardian or legal representative. Upon the death of the optionee, an option shall be exercisable by the appropriate representative of the optionee's estate or, following distribution of the option by the estate, by the distributees of the estate and their respective heirs, successors, and assigns.

No Right to Continue as Director. Participation in the 2003 Director Plan is not an agreement or understanding, express or implied, that the Board will nominate an optionee for re-election, or that the Corporation will retain an optionee for any period of time, or at any particular rate of compensation.

No Shareholder Rights. An optionee has no shareholder rights with respect to Common Stock subject to either an unexercised or exercised option until the optionee becomes its holder of record. No adjustments shall be made for dividends in cash or other property, or other distributions or rights, in respect of such Common Stock for which the record date is prior to the date on which the optionee became the holder of record.

Effect of Certain Corporate Transactions. Upon the Corporation's dissolution, liquidation, reorganization, merger, or consolidation, as a result of which the securities then subject to options are changed into or exchanged for cash, property, or securities not of the Corporation's issue, or upon a sale of substantially all the Corporation's property, the 2003 Director Plan shall terminate, unless provision is made in writing to (i) continue the 2003 Director Plan and/or assume the existing options, or (ii) substitute existing options for options covering the stock of a successor employer (with any necessary adjustments), in which event the 2003 Director Plan and options previously granted shall continue under their new terms. If the Plan and unexercised options are to terminate pursuant to the foregoing sentence, all persons holding valid, unexercised options shall have the right, at such time before the transaction causing such termination as the Corporation designates, to exercise all unexercised portions of their options, including portions that would otherwise not yet be exercisable.

Adjustments to Common Stock. If the number of shares of Common Stock changes through the declaration of stock dividends or stock splits or through a recapitalization, merger, consolidation, combination of shares or otherwise, the Committee or the Board shall appropriately adjust (i) the number of shares of Common Stock available for options, (ii) the number of shares of Common Stock subject to outstanding options, (iii) the option price thereof, and (iv) any other terms it deems appropriate. Adjustments may eliminate without payment any fractional shares that might otherwise become subject to an option. The grant of options under the 2003 Director Plan does not affect the Corporation's right to adjust, reclassify, reorganize or otherwise change its capital or business structure, or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

Amendment of the 2003 Director Plan

The Board may amend, suspend, or terminate the 2003 Director Plan, in whole or in part, at any time without the approval of the Corporation's shareholders. It may, for example, adopt amendments it deems necessary or desirable to qualify options under SEC rules and regulations with respect to directors who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934, or to correct any defect, supply any omission, or reconcile any inconsistency in the 2003 Director Plan or an option. No action, however, may be taken which would (i) cause the 2003 Director Plan not to satisfy all applicable requirements of Rule 16b-3, or (ii) impair the rights of any optionee under any option previously granted under the 2003 Director Plan without the optionee's consent.

Compliance with Securities Laws

No option granted under any of the Plans is exercisable unless the issuance of the common stock subject to that option is the subject of an effective registration statement under the Securities Act of 1933, as amended, or unless, in the opinion of the Board of Directors or the Committee, the issuance would be exempt from the registration requirements of the Securities Act of 1933, as amended. The Board of Directors and the Committee are of the opinion that issuance pursuant to the Regulation A Offering Statement of which this offering circular is a part would be exempt from such registration requirements.

Optionees participating in any of the Plans who are our officers and directors, or who otherwise may be deemed to control us, may not use this offering circular to offer and sell any of our shares of our common stock that they may acquire under any of our plans. Officers and directors may, however, sell such common stock:

pursuant to an effective registration statement under the Securities Act of 1933 that we may file (however, we have no present intent to file any such registration statement);

pursuant to an exemption such as Regulation A under that Act; or

in a transaction otherwise exempt from the registration requirements of that Act.

Optionees who are not affiliates of the Corporation may generally sell their shares of our common stock acquired under any of the plans free from restriction with the exception of restrictions imposed on insider trading and other restrictions that may later be imposed by federal and/or state securities laws.

Federal Income Tax Consequences of Options

The following brief discussion of federal income tax consequences of the grant and exercise of options is provided for general information only. It does not describe all relevant aspects of federal income tax law that should be considered in connection with the grant and exercise of options under the plan, and it does not completely describe the application of those aspects that are discussed. In addition, there may be alternative minimum tax ("AMT") consequences in exercising ISOs. Optionees should consult their own personal tax advisor to determine the precise tax consequences to them of participating in the plan under federal and state and other tax laws.

Non-Qualified Stock Options. An optionee will not recognize income upon the grant of a Non-Qualified Stock Option; however, he or she will recognize compensation income at the time of exercise equal to the excess, if any, of the fair market value of the common stock at the time of exercise over the exercise price. The optionee's tax basis in the common stock after exercise will be equal to the fair market value at the time of exercise. The gain on a subsequent sale will be taxed at the long-term capital gains rate only if the optionee holds the common stock for the required holding period (currently twelve months) after he or she exercises the Non-Qualified Stock Option.

Incentive Stock Options (ISOs). An optionee will not recognize income upon either the grant or exercise of an ISO. Upon the exercise of an ISO, however, the excess, if any, of the fair market value of the common stock at the time of exercise over the exercise price currently constitutes an item of tax adjustment that will be taken into account in the computation of the optionee's alternative minimum tax for the year of exercise. If the optionee holds the common stock acquired under the ISO until the later of two years after the date of the grant or one year after the date of exercise, any gain the optionee receives upon the subsequent sale of such common stock will be taxed at the capital gains tax rate. If, however, the optionee sells the common stock before the holding period described above expires, he or she will be treated as receiving ordinary compensation income (taxable at ordinary income tax rates) on the excess, if any, of the lesser of the fair market value of the common stock at the time of exercise or disposition of the common stock, over the exercise price.

Tax Withholding. Where an optionee is entitled to receive shares pursuant to the exercise of an option, the corporation may require the optionee to pay the amount of any taxes that the corporation is required to withhold, or, in lieu thereof, to retain, or sell without notice, a number of such shares sufficient to cover the amount required to be withheld. The share withholding method might not be available if such a transaction would violate Rule 16b-3 (regarding recovery of short-swing profits from "insiders") but Rule 16b-3 would only be applicable were we at the time to have a class of our equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which is not presently the case.

DESCRIPTION OF CAPITAL STOCK

The shares of our common stock, and the rights and privileges of the holders of those shares, are governed by the Indiana Business Corporation Law (the "IBCL"), our articles of incorporation and our by-laws. Below we have summarized the terms of our capital stock and the rights of our shareholders.

Corporate Governance:	The rights of Heartland shareholders are currently governed by the IBCL Heartland's articles of incorporation and Heartland's by- laws.
Authorized Capital Stock:	The authorized capital stock of Heartland consists of 10,000,000 commo shares, no par value, and 2,000,000 preferred shares, no par value. Each of our shares of common stock that is issued and outstanding also includes one preferred share purchase right that has been issued under ou Shareholders Rights Plan (described below).
Rights of Common Shares	Each of our outstanding common shares is entitled to one vote on any matter to come before the shareholders for action, and is entitled to participate on an equal basis with all other shares of common stock in an dividend of cash or other property, and any stock dividend, that may be declared on our common stock
Rights of Preferred Shares:	Heartland has not issued any of its authorized preferred stock. In connection with the adoption of the Shareholders Rights Plan (describec below), the board of directors approved the terms of a series of preferre shares designated the Series A Preferred Shares and adopted an amendment to the articles of incorporation of Heartland designating the relative rights, preferences and limitations of the Series A Preferred Shares; the Series A Preferred Shares are reserved for potential issuance in the unlikely event that the rights that accompany our common shares (created under the Shareholders Rights Plan) should ever become exercisable.
Number and Classification of Directors:	The Heartland board of directors currently consists of ten directors. The directors are divided into three classes, each class consisting as nearly a possible of one-third of the total number of directors. Directors are elected for three year terms, with one class of directors up for election each year. Under Heartland's by-laws, the number of directors shall not be fewer than six nor greater than 15. The exact number of directors shall be fixed by the board of directors and may be changed from time t time by the board of directors.
Nomination of Directors for Election:	Heartland's by-laws provide that the only persons who shall be eligible for election to the board of directors at any shareholders meeting at which directors are to be elected are those persons identified by the board of directors and other persons nominated at such meeting. Under Heartland's by-laws, the board of directors can nominate director by naming such persons in the proxy or information statement prepared on behalf of the board of directors and distributed to Heartland shareholders in connection with any such meeting at which directors are to be elected. Directors may be nominated from the floor of a shareholders meeting. However, in order for a shareholder to nominate directors in such fashion, the Heartland's by-laws require that (i) the shareholder who submits the nomination to notify the Secretary of Heartland, not later than 10 business days prior to the meeting at which such nomination is to be considered, of such shareholder's intent to nominate a particular person or persons, and (ii) any solicitation of proxies by such shareholder or other persons on behalf of such nominee(s) has been conducted in accordance with the SEC proxy rules, if applicable.

Election of Directors:

Heartland's by-laws provide that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote on the election.

Vacancies on the Board of Directors:

Pursuant to the IBCL and the articles of incorporation, the board of directors may fill a vacancy on the board or, if the directors then in office constitute less than a quorum of the board, a vacancy may be filled by the affirmative vote of the directors then in office. The term of a director elected to fill a vacancy expires at the end of the term for which the director's predecessor was elected.

Removal of Directors:

Heartland's articles of incorporation state that any director may be removed, with or without cause, by the affirmative vote of the holders of at least eighty percent of the shares then entitled to vote at an election of directors. Heartland's articles of incorporation state that a director elected by the holders of a series of preferred shares may be removed only by the affirmative vote of the holders of a majority of the shares of that series then entitled to vote at an election of directors.

Indemnification of Directors:

Heartland's by-laws provide that a director shall be indemnified by Heartland against all liability and reasonable expense incurred by the director in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (i) if such director is wholly successful with respect to the claim, (b) or if not wholly successful, then if the director is determined to have conducted himself in good faith and reasonably believed that his conduct was in the best interest, or was at least not opposed to the best interest, of Heartland, and in the case of a criminal proceeding, the director either had reason to believe his conduc was lawful or had no reasonable cause to believe his conduct was unlawful. Pursuant to Heartland's by-laws, the board of directors, a specially designated committee of directors, Heartland shareholders, and/or special legal counsel must determine if the director met the appropriate standards of conduct set forth in the by-laws to be entitled to indemnification and, if entitled to indemnification, the reasonableness of the director's expenses. If a director claiming indemnification is found not to be entitled thereto, the director may apply for indemnification to a court of competent jurisdiction. Pursuant to Heartland's by-laws, the board of directors may approve indemnification of a director to the full extent permitted by the applicable law in effect at such time, irrespective of the indemnification provisions in the by- laws, whether on account of past or future transactions. In addition, Heartland may maintain insurance, at its expense, to protect any director or officer against any liability asserted against a director or officer and incurred by such person in his capacity as director or officer, whether or not Heartland would have the power to indemnify against such liability.

Special Meetings of Shareholders:

Heartland's by-laws provide that a special meeting of shareholders may be called by the board of directors or the President. In addition, a special meeting shall be called by the board of directors if the Secretary receives written, dated and signed demands for a special meeting, describing in reasonable detail the purpose(s) for which it is to be held, from the holders of shares representing at least eighty percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting. If the Secretary receives one or more proper written demands for a special meeting, the board of directors may set a record date for determining shareholders entitled to make such demand. Pursuant to Heartland's by-laws, written notice must be given by the Secretary to each shareholder of record entitled to notice of or to vote at the special meeting not less than ten nor more than sixty days before the date of such meeting.

Shareholders Proposals: Neither Heartland's articles of incorporation nor its by-laws contain any provisions specifically dealing with shareholder proposals.

Shareholder Action by Written Consent: Indiana law allows for shareholder action by written consent of any action required or permitted to be taken at a shareholders meeting if a written consent describing the action taken is signed by all of the shareholders entitled to vote on the action and delivered to Heartland foı inclusion in the minutes or filing with the corporate records.

Appointment and Removal of Officers: Heartland's by-laws provide that the officers shall be elected by the board of directors. Officers shall exercise such powers and perform such duties as set forth in the bylaws and as shall be determined from time to time by the board of directors. Any officer may be removed, with or without cause, at any time by the board of directors.

Business Combinations: Heartland has elected, in its articles of incorporation, not to be governed by the provisions of Indiana Code Chapter 23-1-43 of the IBCL; however, Heartland's articles of incorporation contain provisions addressing the approval of business combinations.

Pursuant to Heartland's articles of incorporation, Heartland shall not become party to any business combination with a related person (define generally to mean a holder of ten percent or more of Heartland's common stock) , unless such business combination receives director approval in accordance with the articles of incorporation, without the affirmative vote by (i) the holders of not less than eighty percent of the outstanding shares of all classes of outstanding capital shares entitled to vote generally in the election of directors as a single class, and (ii) by an independent majority of shareholders. The vote required to become a party to a business combination with a related person shall be reduced t not less than two-thirds if certain requirements set forth in the articles o incorporation are met.

Consideration of Non- Financial Factors: Heartland's articles of incorporation provide that, in determining what is in the best interests of the corporation and the shareholders when evaluating a business combination or a tender or exchange offer, the board of directors may consider all factors it considers relevant, including (i) the adequacy of the consideration to be paid in connection with such transaction, (ii) the social and economic effects of the transaction on Heartland and it subsidiaries, employees, customers, creditors and other pertinent elements of the community, (iii) the business and financial condition and earnings prospects of the acquiror, and (iv) the competence, experience and integrity of the acquiror.

Control Share Acquisitions: The Control Share Acquisitions Chapter of the IBCL, Indiana Code Chapter 23-1-42, provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of certain disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisitions Chapter if it has 100 or more shareholders, its principal place of busines is in Indiana and a certain percentage or number of shareholders are residents of Indiana. Heartland's by- laws provide that Heartland is subject to the Control Share Acquisitions Chapter. The Control Share Acquisitions Chapter may have the effect of discouraging or making more difficult a hostile takeover of Heartland.

Amendment to Articles of Incorporation and By-laws:

Pursuant to Indiana Code Chapter 23-1-38 of the IBCL, certain provisions of Heartland's articles of incorporation may be amended by the board of directors adopting an amendment to the articles of incorporation, and other provisions must be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment. However, pursuant to Heartland's articles of incorporation, an affirmative vote of at least 80% of the shares of all classes of voting stock of Heartland then outstanding is required to amend the removal of directors provision, the approval of business combinations provision and the amendment or repeal provision If the amendment is proposed by a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock), it must also be approved by a majority of independent shareholders. If, however, the amendment is recommended by two-thirds of the board of directors, the amendment shall only require the shareholder vote under the IBCL. Heartland's by-laws may be amended by a majority vote of the board of directors.

Shareholder Rights Plan:

Heartland's shareholder rights plan is designed to deter certain coercive tactics that have been used to acquire control of public corporations and to enable the board of directors to represent effectively the interests of the shareholders and other constituencies of Heartland in the event of a takeover attempt. If the acquiror's proposal is not approved by the board of Heartland, the issuance of the rights provided for in the plan would dramatically alter the capital structure of Heartland thereby making the acquiror's proposal unattractive to it. The involvement of the board of directors could improve the price and terms of any acquisition proposal. Under the plan, rights have attached (and will attach to shares issued in the future) to our common shares at the rate of one right for each share. The rights become exercisable only if a person or group of affiliated persons (an "Acquiring Person") acquires 15% or more of Heartland's common shares or announces a tender offer or exchange offer that would result in the acquisition of 30% or more of the outstanding common shares. At that time, the rights may be redeemed at the election of the board of directors of Heartland. If not redeemed, then prior to the acquisition by such person of 50% or more of the outstanding common shares of Heartland, Heartland may exchange the rights (other than rights owned by the Acquiring Person, which would have become void) for common shares (or other securities) of Heartland at a rate to be determined in accordance with the plan. If not exchanged, the rights may be exercised and the holders may acquire preferred share units or common shares of Heartland having a value of two times the exercise price of the rights that is then in effect. Each preferred share unit carries the same voting rights as one common share. If the Acquiring Person engages in a merger or other business combination with Heartland, the rights would entitle the holders to acquire shares of the Acquiring Person having a market value equal to twice the exercise price of the rights that is then in effect. The exercise price of the rights was initially set at $35 per right, and has since been adjusted to the current adjusted exercise price of $31.75 per right, and is subject to further adjustment in accordance with the plan. The plan will expire on June 22, 2010.

OFFERING EXPENSES

This offering, and another offering by our directors and officers of up to 100,000 of their shares of our common stock, are covered by the same Regulation A Offering Statement. We have incurred and will continue to incur legal, accounting, printing and other expenses associated with the preparation of this offering circular and the offering circular for the selling shareholder offering, and the filing of the Regulation A Offering Statement and other related matters. Total expenses associated with all these offerings are not expected to exceed $30,000. Although allocation of these expenses between the two concurrent offerings cannot be precisely done, if such expenses were allocated half to each offering, this offering's expenses would be not more than $15,000. We will pay all such expenses; our optionees and the selling shareholders will pay no such expenses. Selling shareholders will, however, pay any brokerage or related expenses associated with their personal sales efforts.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933 with respect to the shares of the Company's common stock offered hereby. This offering circular does not contain all of the information set forth in the Offering Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of the Company's common stock offered hereby, please refer to the Offering Statement.

You may read and copy any document in our Company's files, including the Offering Statement, at the SEC's public reference rooms at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the Offering Statement by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1850, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. We do not currently file any reports, electronically or otherwise, with the SEC, so current information about our Company and its securities is not available using this medium.

We also maintain a website at http://www.hcb-in.com, at which you may access press releases and other materials free of charge as soon as reasonably practicable after we issue those press releases or publicly release those other materials. The information contained in, or that can be accessed through, our website is not part of this offering circular.

The Company is not subject to, and will not by reason of the sale of shares under the offering statement become subject to, the SEC's proxy rules or regulations, or to stock exchange requirements that would require the Company to send an annual report to security holders. The Company does, however, intend to mail an annual report, including audited financial statements, to all security holders on an annual basis.

The Company's principal executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and its telephone number is (317) 738-3915.

HEARTLAND BANCSHARES, INC.
Franklin, Indiana

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS

59

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
March 22, 2007

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollar amounts in thousands)

	2006	2005
ASSETS		
Cash and due from banks	$ 9,589	$ 8,813
Federal funds sold	4,411	5,574
Total cash and cash equivalents	14,000	14,387
Securities available-for-sale	47,674	47,582
Loans held for sale	1,858	2,958
Loans, net of allowance of $1,901 and $2,069	132,304	122,602
Premises and equipment, net	2,008	2,175
Federal Home Loan Bank stock	581	675
Cash surrender value of life insurance	2,713	2,605
Accrued interest receivable and other assets	3,569	3,682
	$ 204,707	$ 196,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Noninterest-bearing deposits	$ 20,302	$ 22,231
Interest-bearing demand and savings deposits	74,462	69,032
Interest-bearing time deposits	75,640	70,400
Total deposits	170,404	161,663
Overnight repurchase agreements	4,677	6,651
Federal Home Loan Bank advances	5,000	3,000
Term repurchase agreements	5,000	5,000
Subordinated debentures	3,093	5,155
Accrued interest payable and other liabilities	1,247	1,092
Total liabilities	189,421	182,561
Shareholders' equity		
Common stock, no par value: 10,000,000 shares authorized; 1,400,494 and 1,411,945 shares issued and outstanding at December 31, 2006 and 2005	1,400	1,412
Additional paid-in capital	11,377	11,525
Retained earnings	2,860	1,777
Accumulated other comprehensive income (loss)	(351)	(609)
	15,286	14,105
	$ 204,707	$ 196,666

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	2006	2005
Interest income		
Loans, including related fees	$ 10,412	$ 8,859
Securities:		
Taxable	1,549	1,379
Non-taxable	486	301
Short-term investments	333	253
	12,780	10,792
Interest expense		
Deposits	4,653	3,006
Short-term borrowings	128	90
Other borrowings	855	608
	5,636	3,704
Net interest income	7,144	7,088
Provision for loan losses	202	195
Net interest income after provision for loan losses	6,942	6,893
Noninterest income		
Deposit service charges and fees	1,102	929
Commissions on investment sales	323	409
Gain on sale of securities	-	-
Gain on sale of other real estate	44	10
Gain on sale of loans, net	253	424
Other	343	243
	2,065	2,015
Noninterest expense		
Salaries and employee benefits	4,253	3,956
Occupancy and equipment, net	755	743
Data processing	875	782
FDIC insurance	20	33
Professional fees	251	499
Advertising	205	205
Other	752	828
	7,110	7,046
Income before income taxes	1,897	1,862
Income taxes	532	584
Net income	$ 1,365	$ 1,278
Basic earnings per share	$ .97	$ .91
Diluted earnings per share	$ .93	$ .88

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earning	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance January 1, 2005	1,394	11,361	782	(31)	13,506
Comprehensive income					
Net income			1,278		1,278
Change in unrealized gain (loss) on securities available for sale, net				(578)	(578)
Total comprehensive income					700
Cash dividends ($.20 per share)			(283)		(283)
Exercise of stock options, including tax benefit	18	164			182
Balance December 31, 2005	$ 1,412	$ 11,525	$ 1,777	$ (609)	$ 14,105
Comprehensive income					
Net income			1,365		1,365
Change in unrealized gain (loss) on securities available for sale, net				258	258
Total comprehensive income					1,623
Cash dividends ($.20 per share)			(282)		(282)
Repurchase of common shares	(16)	(206)			(222)
Stock based compensation expense		27			27
Exercise of stock options, including tax benefit	4	31			35
Balance December 31, 2006	$ 1,400	$ 11,377	$ 2,860	$ (351)	$ 15,286

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

	2006	2005
Cash flows from operating activities		
Net income	$ 1,365	$ 1,278
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	330	337
Write–down of other real estate	20	-
Gain on sale of other real estate	(44)	(10)
Provision for loan losses	202	195
FHLB stock dividends	-	(8)
Gain on sales of loans, net	(253)	(424)
Loans originated for sale	(16,405)	(29,096)
Proceeds from loans sold	17,758	27,491
Increase in cash surrender value of life insurance	(108)	(105)
Stock based compensation expense	27	-
Change in assets and liabilities:		
Accrued interest receivable and other assets	(13)	247
Accrued interest payable and other liabilities	155	52
Net cash from operating activities	3,034	(43)
Cash flows from investing activities		
Proceeds from maturities of time deposits with other banks	-	500
Purchase of securities available-for-sale	(7,739)	(14,494)
Proceeds from sales, calls and maturities of securities available-for-sale	8,012	8,066
Loans made to customers, net of payments collected	(11,100)	(2,498)
Proceeds from sale of other real estate	1,143	838
Proceeds from redemption of FHLB stock	94	-
Net purchases of property and equipment	(67)	(80)
Net cash from investing activities	(9,657)	(7,668)
Cash flows from financing activities		
Net change in deposit accounts	8,741	6,001
Net change in overnight repurchase agreements	(1,974)	177
Draws on FHLB advances	6,500	3,000
Repayments on FHLB advances	(4,500)	(4,000)
Proceeds from term repurchase agreements	-	5,000
Exercise of stock options	35	182
Proceeds from issuance of subordinated debt	3,093	-
Repayment of subordinated debt	(5,155)	-
Repurchase of common stock	(22)	-
Cash dividends paid	(282)	(283)
Net cash from financing activities	6,236	10,077
Net change in cash and cash equivalents	(387)	2,366
Cash and cash equivalents at beginning of period	14,387	12,021
Cash and cash equivalents at end of period	$ 14,000	$ 14,387
Supplemental disclosures of cash flow information		
Cash paid during the period for:		

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

Interest	$	5,494	$	3,566
Income taxes		550		48
Supplemental disclosure of non-cash activities:				
Transfer from loans to other real estate	$	1,196	$	1,549

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income is reported on the level yield method and includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held For Sale: Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method and includes loan fees.

Interest income is not reported when full loan repayment is in doubt, typically when payments are 90 days or more past due. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. Estimated useful lives range from 3 years to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Company Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: Overnight repurchase agreement liabilities represent amounts advanced by various customers. Term repurchase agreement liabilities represent amounts advanced by financial institutions which have maturities greater than one day. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock Compensation: Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method starting in 2006. Total compensation cost that has been charged against income was $27 for the year ending December 31, 2006. The total income tax benefit recognized in the income statement for the Plans was $10 for the year ending December 31, 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the year ending December 31, 2005 is as follows:

Net income as reported	$	1,278
Deduct: Stock-based compensation expense determined under fair value based method		46
Pro forma net income	$	1,232
Basic earnings per share as reported	$	.91
Diluted earnings per share as reported		.88
Pro forma basic earnings per share		.88
Pro forma diluted earnings per share		.85

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Statement of Cash Flows: Cash and cash equivalents are defined to include cash on hand, amounts due from banks, and federal funds sold. The Corporation reports net cash flows for customer loan transactions, deposit transactions, and short-term borrowings.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See Note 13.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Segment Reporting: Internal financial information is primarily reported and aggregated in one line of business, banking.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Dollar amounts in thousands)

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006			
U.S. Government and government sponsored entities	$ 20,586	$ 11	$ (272)
Obligations of states and political subdivisions	14,349	106	(87)
Mortgage backed securities	11,208	1	(348)
Corporate obligations	1,413	5	-
Equity securities	118	-	-
	$ 47,674	$ 123	$ (707)
2005			
U.S. Government and government sponsored entities	$ 18,654	$ -	$ (400)
Obligations of states and political subdivisions	12,652	80	(234)
Mortgage backed securities	14,116	9	(483)
Corporate obligations	2,042	18	(2)
Equity securities	118	-	-
	$ 47,582	$ 107	$ (1,119)

During 2006 and 2005, there were no sales of securities.

The fair value of debt securities at December 31, 2006, by contractual maturity, is shown below.

Due in one year or less	$ 8,162
Due after one year through five years	15,164
Due after five years through ten years	7,367
Due after ten years	5,655
Mortgage backed securities	11,208
	$ 47,556

(Dollar amounts in thousands)

NOTE 2 - SECURITIES (Continued)

Carrying values of securities pledged were as follows at December 31:

	2006	2005
Overnight repurchase agreements	$ 11,277	$ 9,794
FHLB advances	7,478	3,255
Term repurchase agreements	5,903	5,333
Fed funds lines of credit	4,442 (1)	4,456 (1)
Total	$ 29,100	$ 22,838

(1) There was no balance outstanding on fed funds lines of credit at December 31, 2006 and 2005.

Securities with unrealized losses at year end not recognized in income presented by length of time in a continuous unrealized loss position are as follows:

2006

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and government sponsored entities	$ 3,986	$ (13)	$ 15,605	$ (259)	$ 19,591	$ (272)
Obligations of states and political subdivisions	63	-	6,442	(87)	6,505	(87)
Corporate obligations	-	-	-	-	-	-
Mortgage backed securities	-	-	10,745	(348)	10,745	(348)
Total temporarily impaired	$ 4,049	$ (13)	$ 32,792	$ (694)	$ 36,841	$ (707)

2005

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and government sponsored entities	$ 7,840	$ (120)	$ 9,313	$ (280)	$ 17,153	$ (400)
Obligations of states and political subdivisions	7,569	(158)	2,114	(76)	9,683	(234)
Corporate obligations	1,010	(2)	-	-	1,010	(2)
Mortgage backed securities	4,583	(113)	8,965	(370)	13,548	(483)
Total temporarily impaired	$ 21,002	$ (393)	$ 20,392	$ (726)	$ 41,394	$ (1,119)

(Dollar amounts in thousands)

NOTE 2 - SECURITIES (Continued)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or interest rates change.

NOTE 3 - LOANS

Loans at year end are comprised of the following:

	2006	2005
Commercial	$ 75,626	$ 73,195
Real estate construction and land development	9,579	8,171
Residential real estate	38,730	30,744
Consumer	10,270	12,561
Subtotal	134,205	124,671
Less: Allowance for loan losses	(1,901)	(2,069)
	$ 132,304	$ 122,602

Certain of the Corporation's officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $3,523 and $2,057 at December 31, 2006 and 2005.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

	2006	2005
Beginning balance	$ 2,069	$ 2,491
Provision charged to operations	202	195
Loans charged-off	(572)	(828)
Recoveries on loans previously charged-off	202	211
Ending balance	$ 1,901	$ 2,069

(Dollar amounts in thousands)

NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information about impaired loans is as follows:

	2006	2005
Year-end loans with no allowance for loan losses allocated	$ -	$ -
Year-end loans with allowance for loan losses allocated	1,014	1,244
Amount of the allowance allocated	115	185
Average of impaired loans during the year	1,067	777
Interest income recognized during impairment	-	-
Cash-basis interest income received during impairment	-	-
Non-performing loans:		
Loans on non accrual status at year end	1,060	1,476
Loans delinquent greater than 90 days and still accruing at year end	513	375

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005
Land	$ 205	$ 205
Buildings and improvements	1,793	1,793
Leasehold improvements	312	312
Furniture and equipment	1,394	1,546
Total	3,704	3,856
Accumulated depreciation	(1,696)	(1,681)
Premises and equipment, net	$ 2,008	$ 2,175

Depreciation expense was $234 and $259 for 2006 and 2005.

(Dollar amounts in thousands)

NOTE 6 - DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $31,100 and $32,685 at December 31, 2006 and 2005.

Scheduled maturities of time deposits for the next five years are as follows:

2007	$ 62,708
2008	9,166
2009	1,806
2010	1,433
2011	527
	$ 75,640

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $8,728 at December 31, 2006 and $19,369 at December 31, 2005.

NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS

Overnight repurchase agreements are securities sold under agreements to repurchase with daily maturities and variable interest rates. The financing arrangement allows for funds to be swept out of certain non-interest bearing demand deposit accounts into the overnight repurchase agreements. Overnight repurchase agreements bear interest at rates similar to interest bearing demand deposits. They are collateralized by pledged securities with a carrying amount of $11,277 at December 31, 2006.

At December 31, 2006, term repurchase agreements consist of one fixed rate contract of securities sold under agreement to repurchase financing arrangement. The maturity date is June 7, 2010. The interest rate is fixed at 3.55%. The issuer has the right to require the Bank to repay the borrowings on June 7, 2007 and quarterly thereafter. They are collateralized by pledged securities with a carrying amount of $5,903 at December 31, 2006.

Federal Home Loan Bank (FHLB) advances are payable at maturity, generally with a prepayment penalty. They are collateralized by pledged securities with a carrying amount of $7,478 at December 31, 2006. Interest is payable monthly. The advances outstanding at December 31, 2006 and 2005 are primarily fixed rate.

(Dollar amounts in thousands)

NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS (Continued)

FHLB advances are comprised of the following individual advances at December 31:

Maturity date	Interest Rate	2006	2005
February 28, 2006	4.51%	$ -	$ 1,000
July 14, 2006	3.12	-	1,000
May 23, 2008	5.34	1,000	-
June 2, 2008	4.04	1,000	1,000
July 20, 2011	5.60	1,000	-
May 23, 2013	5.34	1,000	-
May 16, 2016	5.63	1,000	-
		$ 5,000	$ 3,000

NOTE 8 - SUBORDINATED DEBENTURES

On December 18, 2001, a trust formed by the Corporation issued $5,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. On December 18, 2006, the Corporation redeemed the floating rate trust preferred securities.

On December 14, 2006, a trust formed by the Corporation issued $3,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 1.67%. The rate as of December 31, 2006 was 7.02%.

The Trust Preferred Securities, which mature December 15, 2036, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Corporation on or after December 15, 2011. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

(Dollar amounts in thousands)

NOTE 8 - SUBORDINATED DEBENTURES (Continued)

Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust.

NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment after completion of one year of employment and are fully vested after the completion of 6 years of service with the Bank. The 401(k) contribution charged to expense was $76 and $69 for 2006 and 2005.

NOTE 10 - STOCK OPTION PLANS

At December 31, 2006, the Corporation maintained two stock option plans: an employee plan (under which options may be granted through 2007) and a non-employee director plan (under which options may be granted through January 2008). Under the terms of these plans, options for up to 305,781 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

(Dollar amounts in thousands)

NOTE 10 - STOCK OPTION PLANS (Continued)

The Plans authorized an optionee to pay the exercise price of options in cash or in common shares of the Corporation or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Corporation in exercise of an option. In this instance, the Corporation is obligated to issue to such optionee a replacement option for the number of shares tendered, as follows: (a) of the same type as the option exercised (either an incentive stock option or a non-qualified option); (b) with the same expiration date; and (c) priced at the fair market value of the stock on that date. Replacement options may generally not be exercised until one year from the date of grant and (subject to certain exceptions) are cancelled if the optionee sells any Corporation stock prior to that date, other than in payment of the exercise price of another option under the plan.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2006	2005
Risk-free interest rate	4.56%	4.24%
Expected option life	7 years	7 years
Expected stock price volatility	15.94%	16.66%
Dividend yield	1.41%	1.04%
Weighted average fair value of options granted during the year	$ 3.46	$ 3.50

(Dollar amounts in thousands)

NOTE 10 - STOCK OPTION PLANS (Continued)

A summary of the Corporation's stock option activity and related information follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding - beginning of period	215,521	$ 9.62		
Granted	2,000	14.20		
Exercised	3,899	9.07		
Forfeited	-	-		
Outstanding-end of period	213,622	$ 9.58	3.88	$ 1,140
Exercisable at end of period	195,573	$ 9.35	4.24	$ 1,089

Cash received from option exercises for the years ended December 31, 2006 and 2005 was $35 and $182. The actual tax benefit realized for the tax deductions from stock option exercises totaled $0 and $0 for the years ended December 31, 2006 and 2005.

As of December 31, 2006, there was $55 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.78 years.

(Dollar amounts in thousands)

NOTE 11 - INCOME TAXES

Income tax expense was as follows:

	2006	2005
Current	$ 416	$ 442
Deferred	116	142
Total	$ 532	$ 584

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:

	2006	2005
Federal statutory rate times financial statement income	$ 645	$ 633
Effect of:		
Tax-exempt income	(202)	(131)
State taxes, net of federal tax effect	106	79
Other, net	(17)	3
Total	$ 532	$ 584

Year-end deferred tax assets and liabilities were due to the following:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 352	$ 359
Deferred compensation	162	133
Net unrealized loss on securities	231	403
Other	93	93
	838	988
Deferred tax liabilities:		
Depreciation	(75)	(66)
Other	(145)	(93)
	(220)	(159)
Total	$ 618	$ 829

(Dollar amounts in thousands)

NOTE 12 - EARNINGS PER SHARE

The following illustrates the computation of basic and diluted earnings per share.

	2006	2005
Basic earnings per share		
Net income	$ 1,365	$ 1,278
Weighted average shares outstanding	1,411,650	1,407,469
Basic earnings per share	$ .97	$ .91

	2006	2005
Dilutive earnings per share		
Net income	$ 1,365	$ 1,278
Weighted average shares outstanding	1,411,650	1,407,469
Dilutive effect of assumed exercise of stock options	49,309	46,934
Diluted average shares outstanding	1,460,959	1,454,403
Diluted earnings per share	$ .93	$ .88

There were 28,250 stock options considered anti-dilutive for computing diluted earnings per share in 2006. There were 26,565 stock options considered anti-dilutive for computing diluted earnings per share in 2005.

NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank and the Corporation are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations promulgated by the FDIC affect the Bank and provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

(Dollar amounts in thousands)

NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital levels and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006 - Bank						
Total capital (to risk weighted assets)	$20,083	14.40%	$11,155	8.00%	$13,944	10.00%
Tier 1 capital (to risk weighted assets)	18,338	13.15	5,578	4.00	8,366	6.00
Tier 1 capital (to average assets)	18,338	8.66	8,466	4.00	10,583	5.00
2006 - Corporation						
Total capital (to risk weighted assets)	$20,382	14.60%	$11,155	8.00%	N/A	
Tier 1 capital (to risk weighted assets)	18,637	13.35	5,577	4.00	N/A	
Tier 1 capital (to average assets)	18,637	8.80	8,466	4.00	N/A	
2005 - Bank						
Total capital (to risk weighted assets)	$20,352	15.18%	$10,726	8.00%	$13,408	10.00%
Tier 1 capital (to risk weighted assets)	18,671	13.93	5,363	4.00	8,045	6.00
Tier 1 capital (to average assets)	18,671	9.62	7,767	4.00	9,709	5.00
2005 - Corporation						
Total capital (to risk weighted assets)	$21,395	15.93%	$10,743	8.00%	N/A	
Tier 1 capital (to risk weighted assets)	19,619	14.61	5,372	4.00	N/A	
Tier 1 capital (to average assets)	19,619	10.10	7,769	4.00	N/A	

(Dollar amounts in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $338 and $321 for 2006 and 2005. Future minimum lease payments are as follows:

2007	$ 356
2008	332
2009	283
2010	251
2011	248
Thereafter	1,286
Total minimum lease payments	$ 2,757

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:

	2006		2005	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 1,710	$ 5,540	$ 110	$ 5,027
Unused lines of credit	-	33,676	-	29,124
Letters of credit	-	350	-	482

The interest rates on fixed rate loan commitments range from 4.50% to 7.25% and the weighted average interest rate on fixed rate loan commitments was 4.81% at December 31, 2006.

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $1,853 and $1,191 at December 31, 2006 and 2005. These reserves do not earn interest.

(Dollar amounts in thousands)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 14,000	$ 14,000	$ 14,387	$ 14,387
Securities available-for-sale	47,674	47,674	47,582	47,582
Loans held for sale	1,858	1,875	2,958	2,985
Loans, net	132,304	131,052	122,602	121,226
FHLB stock	581	581	675	675
Accrued interest receivable	1,079	1,079	906	906
Financial liabilities:				
Deposits	$ (170,404)	$ (170,427)	$ (161,663)	$ (161,454)
Overnight repurchase agreements	(4,677)	(4,677)	(6,651)	(6,651)
FHLB advances	(5,000)	(5,065)	(3,000)	(2,969)
Term repurchase agreements	(5,000)	(4,961)	(5,000)	(4,942)
Subordinated debentures	(3,093)	(3,093)	(5,155)	(5,253)
Accrued interest payable	(415)	(415)	(273)	(273)

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value of loans held for sale is based on market quotes. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for fixed rate IRAs, time certificates of deposit, and borrowings are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.

(Dollar amounts in thousands)

NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS

	2006	2005
ASSETS		
Cash	$ 296	$ 1,169
Investment in bank	17,987	18,062
Investment in unconsolidated subsidiary	93	155
Other assets	51	61
	$ 18,427	$ 19,447
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated debentures	$ 3,093	$ 5,155
Other liabilities	48	187
Total liabilities	3,141	5,342
Shareholders' equity	15,286	14,105
	$ 18,427	$ 19,447

CONDENSED STATEMENTS OF INCOME

	2006	2005
Interest and dividend income	$ 2,039	$ 39
Interest expense	(447)	(362)
Other expenses	(46)	(178)
Tax benefit	179	196
Income (loss) before equity in undistributed earnings of bank	(1,725)	(305)
Equity in undistributed earnings of bank	(360)	1,583
Net income	1,365	1,278
Change in unrealized gain (loss) on subsidiary securities available for sale, net	258	(578)
Comprehensive income	$ 1,623	$ 700

See accompanying notes.

(Dollar amounts in thousands)

NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005
Cash flows from operating activities		
Net income	$ 1,365	$ 1,278
Adjustments to reconcile net income to net cash from operating activities		
Equity in undistributed earnings of bank	359	(1,583)
Other assets and other liabilities, net	(66)	236
Net cash from operating activities	1,658	(69)
Cash flows from financing activities		
Issuance of common stock	35	182
Repurchase of common stock	(22)	-
Proceeds from issuance of trust preferred securities	3,093	-
Repayment of trust preferred securities	(5,155)	-
Cash dividends	(282)	(283)
Net cash from financing activities	(2,531)	(101)
Net change in cash and cash equivalents	(873)	(170)
Beginning cash and cash equivalents	1,169	1,339
Cash and cash equivalents at end of period	$ 296	$ 1,169

NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	2006	2005
Unrealized holding gains and losses on securities available-for-sale	$ 428	$ (963)
Reclassification adjustment for gains and losses later recognized in income	-	-
Net unrealized gains and (losses)	428	(963)
Tax effect	(170)	385
Other comprehensive income (loss)	$ 258	$ (578)

[back cover page]

HEARTLAND BANCSCHARES, INC.

215,857 Shares of Common Stock

OFFERING CIRCULAR

(STOCK OPTION PLANS OFFERING)

Exhibit 15.3

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

HEARTLAND BANCSHARES, INC.

OFFERING CIRCULAR

100,000 SHARES OF COMMON STOCK

This offering circular relates to the offer and sale from time to time by the selling shareholders identified in this offering circular of up to 100,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling shareholders, but we are paying the costs of preparing this offering circular, which we anticipate will not exceed $15,000.

The selling shareholders may sell these shares through ordinary brokerage transactions or through any other means described in the section entitled "Plan of Distribution." We do not know when or in what amounts a selling shareholder may offer these shares of our common stock for sale. The selling shareholders may sell all, some or none of the shares of our common stock offered by this offering circular.

Our common stock is not listed on any national securities exchange but it is currently quoted in the OTC Bulletin Board under the symbol "HRTB." On March 28, 2007, the last reported sale price of our common stock was $15.05.

The selling shareholders may sell these shares in one or more transactions:

- at a fixed price or prices, which may be changed;
- at prevailing market prices at the time of sale or at prices related to such prevailing prices;
- at varying prices determined at the time of sale; or
- at negotiated prices.

Our executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and you can call our executive offices by dialing (317) 738-3915.

SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR VARIOUS RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.

THESE SECURITIES ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE DATE OF THIS OFFERING CIRCULAR IS ______, 2007.

Preliminary Offering Circular, subject to completion and amendment, dated March 28, 2007.

TABLE OF CONTENTS

89

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR

We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Information in our annual report to our shareholders or other information that we may publish or distribute, including material that may appear on our corporate Internet web site, is not part of this offering circular and you should not rely upon such information in deciding whether to invest in shares that are offered by this document.

THIS OFFERING IS MADE ONLY IN CERTAIN STATES

The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted.

DATING OF OUR OFFERING CIRCULAR

The information in this offering circular is accurate only as of the date on the front cover, regardless of the time of delivery of this offering circular or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

FORWARD-LOOKING STATEMENTS

This offering circular contains statements that constitute "forward-looking statements" as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to (i) our strategic plans; (ii) trends in the demand for our products; (iii) trends in the industries that consume our products; (iv) our ability to develop new products; and (v) our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect. The "Risk Factors" section of this offering circular list some of the factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statements. Other risks, uncertainties, and factors that could cause our actual results to vary materially from those expressed or implied by any forward-looking statement include the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates; the effects of changes in competitive conditions; acquisitions of other businesses or intangible customer relationships of other companies by us and costs of integrations of such acquired businesses and intangible customer relationships; the introduction, withdrawal, success, and timing of business initiatives and strategies; changes in customer borrowing, repayment, investment, and deposit practices; changes in fiscal, monetary, and tax policies; changes in financial and capital markets; changes in general economic conditions, either nationally or regionally, resulting in, among other things, credit quality deterioration; the impact, extent and timing of technological changes; capital management activities; actions of the Federal Reserve Board and legislative and regulatory actions and reforms; changes in accounting principles and interpretations; the inherent uncertainties involved in litigation and regulatory proceedings which could result in our incurring loss or damage regardless of the merits of our claims or defenses; and the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends. Investors should consider these risks, uncertainties, and other factors in addition to those mentioned by us in any supplement to this offering circular, and in our press releases or other public statements from time to time, when considering any forward-looking statement.

OFFERING CIRCULAR SUMMARY

The following summary highlights information about us and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this offering circular. You should carefully read and consider this entire offering circular, including the information set forth under the heading "Risk Factors." All references to fiscal years in this offering circular refer to our fiscal years which, for all periods presented, ended on December 31. As used in this offering circular, the terms "our company," "the company," "we," "our," and "us" include, when the context so requires, Heartland Bancshares, Inc., and its consolidated subsidiaries, including Heartland Community Bank. The term "you" refers to a prospective purchaser of shares of our common stock.

The Company	Heartland Bancshares, Inc.
Selling Shareholders	The selling shareholders are individuals who, as of the date of this offering circular, are members of our Board of Directors or who are officers of the Company. All of the shares of our common stock in this offering are being sold by the selling shareholders. See "Selling Shareholders."
Shares of Our Common Stock Offered by the Selling Shareholders	Up to 100,000 shares of our common stock, but in no event may the dollar volume of the shares offered by our selling shareholders in reliance upon this Offering Statement exceed $1,500,000 during the twelve-month period ended _________, 2008.
Use of Proceeds	We will not receive any proceeds from sales by selling shareholders of the shares of our common stock.
Determination of Offering Price	The selling shareholders have advised us that shares may sell their common shares offered by this offering circular from time to time: • directly by any selling shareholder to one or more purchasers; • to or through underwriters, brokers or dealers; • through agents on a best-efforts basis or otherwise; or • through a combination of such methods of sale; and that they may will be sold in one or more transactions: • at a fixed price or prices, which may be changed; • at prevailing market prices at the time of sale or at prices related to such prevailing prices; • at varying prices determined at the time of sale; or • at negotiated prices. See "Plan of Distribution".

As of March 23, 2007, the selling shareholders beneficially owned approximately 17.25% of the outstanding shares of our common stock, including a substantial number of shares that we expect that they will purchase upon the exercise by them of their stock options that expire in the third quarter of 2007. The selling shareholders may offer all, some or none of their shares of common stock. Therefore, the Company cannot estimate the number of shares of common stock that will be held by the selling shareholders after completion of this offering.

91

RISK FACTORS

You should carefully consider the risks described below and all other information contained in this offering circular before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Related to Our Business

We face intense competition in our market area.

The banking and financial services business in our market area is highly competitive. We face strong competition for deposits, loans and other financial services from numerous Indiana and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, equipment leasing companies, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we experience. Many of these competitors have substantially higher lending limits, and have greater capital and technology resources. Moreover, new banks could be organized in our market area which might bid aggressively for new business to capture market share in this market.

Our success is tied to the economy of the communities that we serve.

We conduct business from offices that are exclusively located in Johnson County in central Indiana, from which substantially all of our customer base is drawn. Because of the geographic concentration of our operations and customer base, our results depend largely upon economic conditions in this area. The Johnson County economy is diversified among various manufacturing, service and retail businesses, with no single employer or group of employers accounting for any substantial portion of the County's total employment. Deterioration in economic conditions in this area, however, could adversely affect the quality of our loan portfolio and the demand for our products and services, and accordingly, could have a material adverse effect on our business, financial condition, results of operations and liquidity.

We depend on the continued services of our founders.

We were founded in 1997 by a group of bankers with significant banking experience and community relationships in the Johnson County communities that we serve. Two of these founding officers, Steve Bechman, our CEO, and Jeffrey Goben, our Executive Vice President, are particularly important to our community banking business, and if either or both of them were to no longer lead our banking business for any reason, our business could suffer.

Future expansion and capital management strategies will carry both risks and rewards.

We may from time to time consider opportunities to expand our businesses by launching new internal business initiatives and by buying or investing in other businesses. Our earnings and financial condition could be adversely affected to the extent that these acquisitions or other business initiatives and strategies are not successful (or take longer than expected to achieve expected results); these initiatives or strategies could even result in losses. We also from time to time will engage in activities (such as repurchasing and issuing our capital stock or other securities, and utilizing our borrowing capacity to borrow funds from third party lenders on short and long term bases) in order to manage our capital structure in a manner that we believe is most advantageous. These capital management activities, however, also carry risks in the event that our business does not develop as expected, or there are changes in prevailing interest rates or in any market for our stock or in the capital and financial markets generally.

We are subject to the risks faced generally by community banks, including:

- *Our loans may experience higher losses than we anticipate* -- *a* significant source of risk for any bank or other enterprise that lends money arises from the possibility that excessive losses will be sustained because borrowers, guarantors and related parties may fail (because of financial difficulties or other reasons) to perform in accordance with the terms of their loan agreements. We make loans on both a secured and unsecured basis. Secured loans may still result in losses to us, however, because collateral values may be misrepresented to us at the time of loan origination, and such values may be adversely affected by changes in prevailing economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, wide-spread disease, terrorist activity, environmental contamination, natural disasters, and other external events. We experienced a net loss in 2002 due to large loan losses in our loan portfolio. While we have since then adopted procedures and policies that we believe are appropriate to improve the quality of the loans that we make, and we believe that our credit quality has improved in recent years, we may incur unexpected credit-related losses that could have a material adverse effect on our business, financial condition, results of operations and liquidity;

- *Our earnings may be affected by interest rate movements* – a bank's earnings depends largely on the relationship between the yield on earning assets, primarily loans and investments, and the cost of funds, primarily deposits and borrowings. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities and the level of non-performing assets. Fluctuations in interest rates affect the demand of customers for our products and services. We are subject to interest rate risk to the degree that our interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than our interest-earning assets. Significant fluctuations in interest rates could have a material adverse effect on our business, financial condition, results of operations or liquidity;

- *We must successfully adapt to advances in technology* -- the banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part on our ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements, which might enable them to perform certain functions at a lower cost. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers;

- *Actions of the government can adversely affect our business* --the banking industry is heavily regulated. Many of these regulations are intended to protect depositors, the public, and the deposit insurance funds administered by the FDIC, not shareholders. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect our business. In addition, the burden imposed by federal and state regulations may place banks in general at a competitive disadvantage compared to less regulated competitors. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for banks, and any unfavorable change in these conditions could have a material adverse effect on our business, financial condition, results of operations or liquidity; and

- *Accounting principles, policies and interpretations may change, resulting in changes in the way we report our financial condition and results of operations.* Our financial condition and results of operations that are presented in the Consolidated Financial Statements, accompanying Notes to the Consolidated Financial Statements, appearing elsewhere within this offering statement are dependent upon our accounting policies. The selection of and application of these policies involve estimates, judgments and uncertainties that are subject to change, and the effect of any change in estimates or judgments that might be caused by future developments or resolution of uncertainties could be materially adverse to our reported financial condition and results of operations. In addition, authorities that prescribe accounting principles and standards for public companies from time to time change those principles or standards or adopt formal or informal interpretations of existing principles or standards, which changes or interpretations (to the extent applicable to us) could result in changes that would be materially adverse to our reported financial condition and results of operations.

If we should be required to resume SEC reporting, our expenses would increase.

We suspended filing annual, quarterly, current and other reports with the Securities and Exchange Commission ("SEC") in early 2006, as permitted by securities laws, because the number of our shareholders of record had fallen below 300 as of the first day of 2006. At March 23, 2007, this number was 290. If for any reason the number of our shareholders of record increases to 300 or more as of January 1 of the year 2008 or of any subsequent year, we may immediately be required to resume filing these SEC reports, which would significantly increase our costs for professional services (accounting and legal) and would require significant more time of our executive officers.

Risks Related to Shares of Our Common Stock and the Trading Markets

Trading in our stock in the over-the-counter market is limited.

Our stock is regularly quoted by brokers and dealers through the NASD OTC Bulletin Board but there are many trading days when our stock does not trade. During the 10 week period ended March 23, 2007, the average daily trading volume in our shares as reported by the NASD was only 498 shares.

The offering of a substantial number of our shares by the selling shareholders pursuant to this offering circular may depress the market price of our stock.

The potential introduction into the market for our shares of selling efforts with respect to the 100,000 shares that are covered by this offering circular could have a dampening effect on the prices that may prevail from time to time for our stock during the offering period, and beyond. In addition, we may not be able to make purchases of our own shares pursuant to our market repurchase program at any time during which offers and sales are being made pursuant to this offering circular, which could further reduce the relative volume of purchase interest in our stock as compared to the volume of sales interest in our stock.

We might not continue to pay cash dividends in the future.

We do not have a lengthy history of the regular and systematic payment of cash dividends. We will be largely dependent upon dividends paid by our bank subsidiary to us in order to obtain the funds to pay dividends on our common shares. Future earnings of our bank, and resulting dividends to us, might not be sufficient to permit the prudent declaration and payment of dividends to our shareholders in the future. Therefore, these shares should not be purchased by persons who need or desire dividend income from this investment.

The price of our stock is subject to stock market fluctuations..

The price of our common stock could fluctuate in response to a number of factors, including the impact of the introduction into the market of the shares covered by this offering circular and other factors listed elsewhere in this "Risk Factors" section, and other factors such as:

- our operating performance and the performance of other similar companies and companies deemed to be similar;
- the operating and stock price performance of other companies that investors may deem comparable to us;
- announcements by us of acquisitions of other banks or businesses, or of plans to establish branches;
- market conditions in the banking sector; and
- rumors relating to us or our competitors.

The market for our stock may be affected by our non-reporting status with the SEC.

We suspended filing periodic financial and other reports with the SEC in the first quarter of 2006 and we do not anticipate that we will resume filing such reports in the foreseeable future. While our management is not aware that this reduced level of available information has hampered our stock market performance, we cannot be certain that this factor has not had an impact, and may not have an impact in the future, on our stock market price or trading volume.

Our anti-takeover protections may influence the market price of our stock.

The Indiana Business Corporation Law, our Articles of Incorporation and Bylaws, and our "poison pill" shareholder rights plan, contain certain provisions that may be employed by our Board of Directors in any given case to discourage, delay or prevent a change in control of the Company. Further, our board of directors could issue to friendly third parties substantial numbers of our authorized but unissued common shares, and a substantial number of "blank check" authorized but unissued preferred shares, in order to frustrate takeover attempts that our board might deem not to be in the best interests of shareholders. These protections might affect the market price of our stock by discouraging third parties from making bids to acquire control, and by enabling our board to reject premium-priced takeover proposals that our board may deem to be inadequate from a financial point of view to our shareholders or otherwise not to be in the best interests of our company.

USE OF PROCEEDS

The selling shareholders will receive all of the proceeds from the sale of the shares of our common stock offered by this offering circular. We will not receive any proceeds from the sale of the shares of our common stock offered by this offering circular.

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND RELATED STOCKHOLDER MATTERS

Our common stock is not currently listed on any national securities exchange or on NASDAQ. Our common stock has been quoted in the over-the-counter market on the OTC Bulletin Board under the symbol HRTB since October 3, 1997.

The following table sets forth the reported high and low bid prices of the Common Stock for each quarter during the past two years as reported on the OTC Bulletin Board and the dividends per share paid by quarter during those years. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. .

	High Bid ($)	Low Bid ($)	Cash Dividend ($)
First Quarter 2005	13.90	12.75	--
Second Quarter 2005	13.51	12.00	--
Third Quarter 2005	13.51	12.10	--
Fourth Quarter 2005	13.80	13.00	.20
First Quarter 2006	14.25	13.05	.05
Second Quarter 2006	14.25	13.45	.05
Third Quarter 2006	13.80	13.00	.05
Fourth Quarter 2006	14.99	13.00	.05
Jan. 1 through March 28, 2007	15.05	14.25	.05

The last reported sale price of our common stock on March 28, 2007 was $15.05 per share. You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this offering circular.

Heartland had approximately 249 shareholders of record (not including beneficial "street name" owners, and not including approximately 41 banks or brokers who held our securities in the nominee name of Cede & Co.) on March 23, 2007.

We paid no cash dividends to our shareholders from the time of our organization in 1997 until November 1, 2005, but since that time we have paid cash dividends as indicated in the table above. The declaration and payment of future cash dividends will be at the sole discretion of our parent company's Board of Directors and will depend on our results of operations and financial condition, capital requirements imposed by federal and state banking laws, regulations, and guidelines, the views and requirements of bank regulatory agencies, our future prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future credit agreements, and other factors that our Board of Directors may deem relevant.

OUR BUSINESS

General

Our company is a one-bank holding company that was incorporated May 27, 1997. In order to raise the capital necessary to capitalize our subsidiary, Heartland Community Bank, we raised approximately $11,731,602 in equity capital through the sale of 1,394,172 shares of our common stock at $9.07 per share, net of underwriting discounts and offering costs. The Bank commenced banking operation December 17, 1997. The Bank operates from offices located in Franklin, Greenwood, and Bargersville, Indiana.

Our business consists primarily of attracting deposits from the general public, originating commercial, residential real estate and consumer loans and purchasing and selling certain investment securities. We also offer a certificate of deposit brokerage program.

We offer commercial loans to area businesses in addition to new home construction loans and business lines of credit. Consumer loans include, among others, new and used automobile and other secured and unsecured personal loans. We originate adjustable rate first mortgage loans, second mortgage loans and home equity lines of credit secured by single-family homes.

Service Area

The Bank's primary service area is Johnson County, Indiana and the portion of Marion County (Indianapolis, Indiana) south of Southport Road. Johnson County has been one of the top five fastest growing counties in Indiana during the last 15 years. Census data may be obtained from the Census Bureau Internet site www.Census.gov. The majority of our customers reside in Johnson County. We operate one branch in Franklin and two in Greenwood, which are the two largest cities in the county, and a branch in Bargersville, in southwestern Johnson County. Franklin is located in the south-central portion of Johnson County. Greenwood is located on the northern edge of Johnson County and is contiguous with the southern border of Marion County. Bargersville is in the southwest portion of Johnson County.

Greenwood and Franklin are growing in population and have been for at least 15 years. According to the 2000 census, Franklin's population increased by 50.8% from the 1990 census total population. The Greenwood population grew by 37.2% from 1990 to 2000. Both Franklin and Greenwood have significant levels of retail businesses and some light manufacturing business. Both cities are bedroom communities to Indianapolis. Bargersville is a more rural town with more limited population growth and retail expansion.

The growth in Franklin and Greenwood has caused the majority of our lending activities to be focused in these areas. Due to the high levels of new housing and retail development, loan demand is primarily in residential and commercial real estate related loans.

Competition

The industries in which we operate are highly competitive. We compete for commercial and retail banking business within its core banking segment not only with financial institutions that have offices in Johnson County but also with financial institutions that compete from other locations in Central Indiana and elsewhere. We compete with commercial banks, savings and loan associations, savings banks, credit unions, production credit associations, federal land banks, finance companies, credit card companies, personal loan companies, investment brokerage firms, insurance agencies, insurance companies, lease finance companies, money market funds, mortgage companies, and other non-depository financial intermediaries. Many of these banks and other organizations have substantially greater resources than our company.

Employees

At March 29, 2007 we employed approximately 76 full-time equivalent employees. There are no collective bargaining agreements, and employee relations are considered to be good.

Regulation and Supervision

Our parent bank holding company is subject to the Bank Holding Company Act of 1956, as amended ("BHC Act"), and is required to file with the Board of Governors of the Federal Reserve System ("FRB") annual reports and such additional information as the FRB may require. The FRB may also make examinations or inspections of our company. Under FRB policy, our parent company is expected to act as a source of financial strength to its bank subsidiary and to commit resources to support it even in circumstances where the parent company might not do so absent such an FRB policy.

Our subsidiary bank is under the supervision of and subject to examination by the Indiana Department of Financial Institutions ("DFI"), and the Federal Deposit Insurance Corporation ("FDIC"). Regulation and examination by banking regulatory agencies are primarily for the benefit of depositors rather than shareholders.

With certain exceptions, the BHC Act prohibits a bank holding company from engaging in (or acquiring direct or indirect control of more than 5 percent of the voting shares of any company engaged in) nonbanking activities. One of the principal exceptions to this prohibition is for activities deemed by the FRB to be "closely related to banking." Under current regulations, bank holding companies and their subsidiaries are permitted to engage in such banking-related business ventures as consumer finance; equipment leasing; credit life insurance; computer service bureau and software operations; mortgage banking; and securities brokerage.

Under the BHC Act, certain well-managed and well-capitalized bank holding companies may elect to be treated as a "financial holding company" and, as a result, be permitted to engage in a broader range of activities that are "financial in nature" and in activities that are determined to be incidental or complementary to activities that are financial in nature. These activities include underwriting, dealing in and making a market in securities; insurance underwriting and agency activities; and merchant banking. Banks may also engage through financial subsidiaries in certain of the activities permitted for financial holding companies, subject to certain conditions. We have not elected to become a financial holding company and our subsidiary bank has not elected to form any financial subsidiaries.

Our subsidiary bank may generally engage in activities that are permissible activities for state chartered banks under Indiana banking law, without regard to the limitations that might apply to such activities under the BHC Act if our parent company were to engage directly in such activities.

Indiana law and the BHC Act restrict certain types of expansion by the parent company and its bank subsidiary. We may be required to apply for prior approval from (or give prior notice and an opportunity for review to) the FRB, the DFI, and/or other bank regulatory or other regulatory agencies, as a condition to the acquisition or establishment of new offices, or the acquisition (by merger or consolidation, purchase or otherwise) of the stock, business or properties of other banks or other companies.

The earnings of commercial banks and their holding companies are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the FRB regulates money and credit conditions and interest rates in order to influence general economic conditions, primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. These policies have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates charged on loans and earned on investments or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past and this is expected to continue in the future. The general effect, if any, of such policies upon the future business and earnings of the Issuer cannot accurately be predicted.

We are required by law to maintain minimum levels of capital. These required capital levels are expressed in terms of capital ratios, known as the leverage ratio and the capital to risk-based assets ratios. We significantly exceed the minimum required capital levels for each measure of capital adequacy.

Also, federal regulations define five categories of financial institutions for purposes of implementing prompt corrective action and supervisory enforcement requirements of the Federal Deposit Insurance Corporation Improvements Act of 1991. The category to which the most highly capitalized institutions are assigned is termed "well-capitalized." Institutions falling into this category must have a total risk-based capital ratio (the ratio of total capital to risk-weighted assets) of at least 10%, a Tier 1 risk-based capital ratio (the ratio of Tier 1, or "core", capital to risk-weighted assets) of at least 6%, a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 5%, and must not be subject to any written agreement, order or directive from its regulator relative to meeting and maintaining a specific capital level. As of December 31, 2006, the Bank had a total risk-based capital ratio of 14.60% a Tier 1 risk-based capital ratio of 13.35% (based on Tier 1 capital of $18,637 and total risk-weighted assets of $139,579), and a Tier 1 leverage ratio of 8.80%. The Bank meets all of the requirements of the "well-capitalized" category. Accordingly, we do not expect these regulations to significantly impact operations.

Our parent company is a corporation separate and distinct from its bank subsidiary. Most of our parent company revenues will be received by it in the form of dividends, fees, and interest paid by its bank subsidiary. Our bank subsidiary is subject to statutory restrictions on its ability to pay dividends to our parent company, and on its ability to engage in other transactions with our parent company. The FRB possesses enforcement powers over bank holding companies and their non-bank subsidiaries that enable it to prevent or remedy actions that in its view may represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability in appropriate cases to proscribe the payment of dividends by banks and bank holding companies. The FDIC and DFI possess similar enforcement powers over the bank subsidiary. The "prompt corrective action" provisions of federal banking law impose further restrictions on the payment of dividends by insured banks which fail to meet specified capital levels and, in some cases, their parent bank holding companies.

Property

We own our home office at 420 North Morton Street, Franklin, Indiana. This facility is used as the main banking office and our parent company's headquarters. The 5,700 square foot building was constructed prior to 1970 and underwent an extensive renovation in 1997 prior to the opening of the bank.

We lease two branch offices in Greenwood, Indiana, and the land on which the branch office in Bargersville, Indiana stands. We also lease a 12,500 square foot facility that was constructed in 2001 in Franklin, Indiana for loan production and loan and deposit operations, not as a branch facility.

Significant Developments in Last Five Years

Our business plan since the founding of our company in 1997 has been centered on the growth of our bank subsidiary. The bank has operated from its existing locations throughout the last five years.

During 2002, we experienced substantial losses resulting from credit quality problems, and federal and state bank regulators entered a cease and desist order against us. Under this order, we were required to take a number of affirmative steps to address regulatory concerns with our asset quality and our lending program, including but not limited to maintaining certain capital ratios; abiding by asset growth limitations; adopting and implementing plans to resolve certain criticized assets; eliminating or restricting future lending to borrowers whose loans have been criticized by the regulators; and adopting and implementing plans to reduce the volume of the Bank's acquisition, development and construction loans, commercial real-estate loans and high loan-to-value loans, as defined by FDIC Regulation Part 365, in relation to its capital. We worked diligently over the next several years to satisfy the provisions of this order, and the bank regulators released us from the order in early 2004 (subject to certain agreed stipulations, from which we were released in early 2005).

On August 31, 2004, we signed an agreement to merge with Blue River Bancshares, Inc., a holding company for federal savings banks that is headquartered in Shelbyville, Indiana, in a stock-for-stock transaction. After we filed applications seeking regulatory approvals, it became clear that approvals would not be obtained on a timely basis, and, accordingly, on February 10, 2005 a mutual agreement to terminate the merger was reached. Since that time, we have continued our growth strategy as a community bank serving our markets.

Since the losses incurred during 2002, our credit quality, earnings and financial condition have steadily improved. During 2006, in our ninth full year of banking operations, we posted the highest annual earnings in our history, our fourth consecutive year with increased earnings.

In December 2006, we paid off our existing $5 million of trust preferred securities, which were bearing interest at a spread of 3.60% over LIBOR and issued $3 million of new trust preferred securities at a spread of 1.67% over LIBOR. The combination of those two transactions will have over $100,000 of positive impact on our net interest income in 2007.

Also during 2006, our Board of Directors approved a stock repurchase program pursuant to which the Company, from time to time and at management's discretion, may repurchase up to $1,000,000 of its common stock. No time limit was set for completion of the program. Under this program, we may purchase shares of our common stock through open market transactions or in privately negotiated block purchases or other private transactions (either solicited or unsolicited). The timing and amount of repurchase transactions under this program will depend on market conditions and corporate and regulatory considerations, and the program can be discontinued or suspended at any time. Open market purchases will be made subject to restrictions relating to volume, price and timing in an effort to minimize the impact of the purchases upon the market for the Company's common stock. Purchases will be funded from available working capital at the parent company and from dividends from its bank subsidiary. Since the time of the adoption of the program, we have purchased an aggregate of 33,568 shares of our stock for an average price of $14.30 per share.

In December 2006, the Bank signed a purchase agreement to buy land in Greenwood, Indiana with the intent to build a branch facility in 2007. The purchase of the land is not yet final and construction has not yet begun.

SELECTED FINANCIAL DATA

The information presented below for the five-year period ended December 31, 2006, should be read in conjunction with the consolidated financial statements that are included elsewhere in this offering circular.

(Dollar amounts in thousands except per share data.)

	2006	2005	2004	2003	2002
Income Statement Data:					
Total interest income	$ 12,780	$ 10,792	$ 9,236	$ 9,230	$10,972
Total interest expense	5,636	3,704	2,331	2,758	4,207
Net interest income	7,144	7,088	6,905	6,472	6,765
Provision for loan losses	202	195	(200)	692	3,150
Noninterest income	2,605	2,015	1,960	2,222	1,944
Noninterest expense	7,110	7,046	7,235	7,412	7,609
Provision for income taxes	532	584	606	176	(837)
Net income/(loss)	$ 1,365	$ 1,278	$ 1,224	$ 414	$(1,213)
Net income/(loss) per share	$ .97	$ .91	$ .88	$ .30	$(.87)
Average shares	1,411,650	1,407,469	1,394,172	1,394,172	1,394,172
Year-End Balances:					
Total Assets	$ 204,707	$ 196,666	$ 185,837	$ 167,929	$ 176,812
Loans, Net of Allowance for Loan Losses	132,304	122,602	121,848	110,255	116,422
Demand & Savings Deposits	94,764	91,263	95,126	86,751	78,950
Time Deposits	75,640	70,400	60,536	50,755	69,449
Borrowings	17,770	19,806	15,629	16,967	15,406
Shareholders' Equity	15,286	14,105	13,506	12,552	12,200
Book Value Per Share	$ 10.92	$ 9.99	$ 9.69	$ 9.00	$ 8.75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollar amounts are in thousands, except per share data.)

Management Overview

This discussion provides information concerning changes in the consolidated financial condition and results of operations of Heartland and the Bank for 2006 and 2005. The comments are intended to supplement and should be reviewed in conjunction with the consolidated financial statements related notes presented elsewhere herein. Heartland is no longer subject to the reporting requirements of the Securities Exchange Act of 1934 but is voluntarily presenting this discussion to shareholders and potential investors. Readers should understand that this discussion has therefore not been prepared with a view to compliance with Securities and Exchange Commission rules that are applicable to similar discussions that are prepared by companies that are subject to such reporting requirements.

Heartland Bancshares, Inc. ("Heartland" or the "Corporation") is a one-bank holding company incorporated May 27, 1997. Heartland's primary asset is its wholly owned banking subsidiary, Heartland Community Bank ("the Bank"), an Indiana-chartered commercial bank. The Bank received regulatory approval to open in the fall of 1997 and commenced banking operations December 17, 1997. Heartland's primary business consists of attracting deposits from the general public and originating real estate, commercial and consumer loans and purchasing investments through its one office located in Franklin, two offices located in Greenwood, and one office located in Bargersville, Indiana.

The Bank's deposits are insured to the maximum extent permitted by law by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, examination and supervision by the Indiana Department of Financial Institutions ("DFI") and the FDIC. Heartland is registered as a bank holding company with the Board of Governors of the Federal Reserve System ("FRB") and is subject to its regulation, examination and supervision.

Growing the balance sheet without sacrificing credit quality was the primary objective for the Bank in 2006. During 2006, the Bank's efforts resulted in $8,041 or 4.09% growth in total assets. Provision for loan losses was $202 for the year and nonperforming loans declined to $1,573. Detailed discussions of these areas can be found under the "RESULTS OF OPERATIONS" and "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" captions on the pages that follow.

Competition with other depository and lending institutions has been increasing in the Bank's market area and includes over 30 federally insured banks, credit unions, mortgage companies and consumer finance companies at December 31, 2006. The most significant challenge facing Heartland is achieving growth in the face of the high and rising level of competition while maintaining asset quality. Heartland's efforts to meet this challenge include providing exceptional customer service to existing customers and seeking new customer opportunities through personal involvement in the local communities and additional awareness by potential customers in our market area through marketing efforts.

Heartland's profitability is significantly influenced by the difference between income on its loans and investments and the cost of its deposits and borrowings. This difference is referred to as net interest income. Interest income from loans and investments is a function of the amount of loans and investments outstanding during the period and the interest rates earned. Interest expense related to deposits and borrowings is a function of the amount of deposits and borrowings outstanding during the period and the interest rates paid. Additional information regarding net interest income and non-interest income is included in "RESULTS OF OPERATIONS" below. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. The average yields earned by Heartland on interest earning assets increased by a lower amount than rates paid on interest bearing liabilities. However, the average volume of interest earning assets and interest bearing liabilities was higher in 2006 compared to 2005. The net effect caused Heartland's net interest income in 2006 to increase by $56 from 2005 net interest income.

At December 31, 2006, Heartland had $204,707 in total assets, an increase of $8,041 or 4.09% from the December 31, 2005 total of $196,666. The increase in assets was primarily comprised of an increase in loans, net of allowance, of $9,702 or 7.91%. Total deposits increased $8,741 or 5.41%, during the year. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005. Deposits increased due to more aggressive pricing and marketing efforts by Heartland and due to more favorable local market conditions caused by mergers involving banks in direct competition with Heartland. Total shareholders' equity was $15,286 and $14,105 at December 31, 2006 and December 31, 2005. The increase in equity was due to net income of $1,365 and other comprehensive gains of $258 for the year ended December 31, 2006. These were offset by cash dividends of $282.

Results of Operations

Heartland experienced an increase in average balances of loans and deposits during 2006. During 2006, short term interest rates in general increased, while long term interest rates were relatively stable. Changes in interest income and interest expense between the two periods discussed relate primarily to the difference in average loans and deposits and the increase in interest rates unless otherwise stated in the following discussion.

Heartland recorded net income of $1,365 or $.93 diluted earnings per share, for the year ended December 31, 2006 and net income of $1,278, or $.88 diluted earnings per share, for the year ended December 31, 2005. Growth in net interest income contributed $34 (after tax), growth in non-interest income contributed $30 (after tax) and higher levels of tax exempt interest income as a percentage of total income before taxes contributed $65 to the improvement in net income. The increase in provision for loan losses offset those contributions by $4 (after tax) and increases in non-interest expenses offset those increases by $38 (after tax).

Comprehensive income consists of net income and other comprehensive income such as unrealized gains and losses on securities available for sale, which is also recognized as a separate component of equity. Comprehensive income was $1,623 for the year ended December 31, 2006 compared to comprehensive income of $700 for the year ended December 31, 2005.

Interest income of $12,780 was earned during the year ended December 31, 2006, compared to $10,792 for the year ended December 31, 2005 and was primarily generated from securities and loans. Increases in balances of interest earning assets accounted for an increase in interest income of $578 and increases in average yields earned on interest earning assets contributed an increase of $1,410. The increase due to volume of interest earning assets was caused by a $374 increase in interest income due to higher average balances of loans, an $52 increase in interest income due to higher average balances of taxable securities and a $170 increase due to higher average balance of non-taxable securities, partially offset by a $18 decrease due to lower average balances of other interest earning assets. The increase in interest income caused by higher average yields on interest earning assets was due to a $1,179 increase due to higher average yields earned on loans, a $118 increase due to higher average yields earned on taxable investment securities, a $15 increase due to higher average yields earned on non-taxable investment securities and a $98 increase due to higher average yields on other interest earning assets. Overall, the average yield on earning assets increased 71 basis points to 6.73% for 2006 from 6.02% for 2005.

Interest expense of $5,636 was incurred during the year ended December 31, 2006 and $3,704 during the year ended December 31, 2005. Interest expense during 2006 and 2005 is primarily related to deposits and other borrowings. The increase in interest expense from 2005 to 2006 is comprised of a $334 increase due to higher average balance of interest bearing liabilities and a $1,598 increase due to higher average rates paid on interest bearing liabilities. The increase in interest expense caused by higher average balances of interest bearing liabilities was comprised of $251 from time deposits, and $107 from other borrowings, partially offset by a $15 decline in interest expense on DDA and savings deposits and a $9 decline in interest expense on short-term borrowings. The increase in interest expense on interest bearing liabilities due to higher rates paid was comprised of $562 from DDA and savings deposits $849 from time deposits, $47 from daily repurchase agreements and $140 from other borrowings. Overall, the average rate paid on interest bearing liabilities increased 106 basis points to 3.43% for 2006 from 2.37% for 2005.

Dollar amounts are in thousands, except per share data.

Net interest income for the year ended December 31, 2006 was $7,144 compared to $7,088 for the year ended December 31, 2005. The net interest margin decreased to 3.76% for 2006 compared to 3.95% for 2005.

The following tables depict for the years ended December 31, 2006 and 2005, certain information related to Heartland's average balance sheets and its average yields on assets and costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages. Non-accrual loan balances are included in the average balances of loans. Yields on non-taxable securities are not presented on a tax-equivalent basis.

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Average Balance	Yield/ Rate	Average Balance	Yield/ Rate
Interest earning assets				
Short-term investments	$ 5,944	5.60%	$ 6,369	3.97%
Taxable securities	36,550	4.24	35,250	3.91
Non-taxable securities	12,805	3.80	8,303	3.63
Loans	134,678	7.73	129,377	6.85
Total interest earning assets	$ 189,977	6.73	$ 179,299	6.02
Interest bearing liabilities				
Interest-bearing demand, Money Market and Savings Deposits	$ 72,744	2.25%	$ 73,753	1.47%
Time deposits	71,525	4.22	63,874	3.00
Short-term borrowings	5,421	2.36	5,967	1.51
Other borrowings	14,644	5.84	12,605	4.82
Total interest bearing liabilities	$ 164,334	3.43	$ 156,199	2.37

	2006	2005
Average yield on interest-earning assets	6.73%	6.02%
Average rate paid on interest-bearing liabilities	3.43	2.37
Net interest spread	3.30	3.65
Net interest margin (net interest income divided by average total interest-earning assets)	3.76	3.95
Return on average assets	0.68	0.67
Return on average equity	9.35	9.49

The net interest margin decreased to 3.76% in 2006 from 3.95% in 2005. The net interest margin is calculated by dividing net interest income by average total interest earning assets. The average yield on interest earning assets increased 35 basis points less than the increase in average rates paid on interest bearing liabilities. The ratio of interest bearing liabilities to interest earning assets decreased slightly, to 86.50% for 2006 from 87.12% for 2005. The combined effect of the two resulted in the decrease in net interest margin.

The provision for loan losses was $202 for the year ended December 31, 2006 and $195 for the year ended December 31, 2005. Net charge-offs were $370 during the year ended December 31, 2006 and $617 during the year ended December 31, 2005. Non-performing loans decreased to $1,573 at December 31, 2006 from $1,851 at the end of 2005. Impaired loans decreased to $1,014 at December 31, 2006 from $1,244 at December 31, 2005. The allowance for loan losses was 1.42% of gross loans at December 31, 2006 and was

Dollar amounts are in thousands, except per share data.

1.66% of gross loans at December 31, 2005 and covers non-performing loans 1.21x at year-end 2006, compared to 1.12x in 2005. For more detail on this area, see "NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES" below.

Non-interest income was $2,065 for the year ended December 31, 2006 and $2,015 for the year ended December 31, 2005 and consists primarily of miscellaneous fees, service charges, gain on sale of loans and other income. Gains related to the sale, service released, of loans decreased to $253 in 2006 from $424 in 2005, as interest rates rose and the fixed rate, residential real estate loan refinancing market declined. Net securities gains in 2006 and 2005 were $0 and $0. Gain on the sale of other real estate was $44 in 2006 compared to $10 in 2005. Other income was $343 and $243 for 2006 and 2005 and included items such as increase in cash surrender value of life insurance, income from other real estate owned and miscellaneous other income items.

Salaries and benefits expense for the year ended December 31, 2006 was $4,253 compared to $3,956 for the year ended December 31, 2005. The increase was primarily due to delays in replacing staff following turnover during 2005 compared to full staffing in 2006, along with higher wages paid to other existing staff in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Salaries and benefits expense is expected to rise in 2007 due to that addition.

Occupancy and equipment expenses of $755 and $743 were incurred during the years ended December 31, 2006 and 2005. Those expenses consist primarily of lease payments for the branch and operations facilities, depreciation and utilities expenses. The increase was primarily due to higher lease expense on existing facilities and the addition and replacement of certain equipment during 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Occupancy and equipment expenses are expected to rise in 2007 due to that addition.

Data processing expense was $875 for the year ended December 31, 2006 compared to $782 for the year ended December 31, 2005. The increase in data processing expenses is related to higher volumes of loans and deposits, new on-line bill payment systems and processing for the overdraft privilege product.

FDIC Insurance was $20 for 2006 compared to $33 for 2005. The decrease is due to the change in the Bank's risk assessment by the FDIC effective April 1, 2005.

Professional fees decreased to $251 during 2006 from $499 during 2005. Professional fees related to the terminated merger agreement were $0 in 2006 and were $74 in 2005. During 2006, the Company suspended filing periodic reports with the Securities Exchange Commission. This change resulted in lower legal and accounting fees. The Bank also experienced a decline in professional fees related to loan collections including a substantial recovery of legal fees expensed in previous years after collection from one borrower.

The remaining expenses of $957 for the year ended December 31, 2006 and $1,033 for the year ended December 31, 2005, relate to various other items such as advertising, director fees, printing, supplies, loan expenses, postage, insurance and training. The decrease is primarily due to a $112 recovery of real estate taxes on property secured by a loan that were paid and expensed in 2003 and collected from the borrower in 2006. The bank has also entered into an agreement to purchase land in Greenwood, Indiana with the intent of constructing an additional branch facility during 2007. Other noninterest expenses are expected to rise in 2007 due to that addition.

Heartland recorded income tax expense of $532 for 2006 compared to $584 in 2005. The effective tax rate for 2006 was 28.04%, compared to 31.36%, in 2005. The change in the effective tax rate is primarily due to the increase in interest income on non-taxable securities as a percentage of the total net income before taxes in 2006 compared to 2005.

Dollar amounts are in thousands, except per share data.

Lending Activities

The following table sets forth information concerning the composition of the Bank's loan portfolio in dollar amounts stated in thousands and percentages of loans at December 31.

	2006		2005	
	Amount	Percent of Gross loans	Amount	Percent of Gross loans
TYPE OF LOAN				
Commercial loans and leases	$ 75,626	56.35%	$ 73,195	58.71%
Real estate construction and land development	9,579	7.14	8,171	6.55
Residential mortgages	38,730	28.86	30,744	24.66
Consumer	10,270	7.65	12,561	10.08
Gross loans	$ 134,205	100.00%	$ 124,671	100.00%

COMMERCIAL LENDING. Commercial loans include loans secured by commercial real estate; and loans for business purchases, operations, inventory and lines of credit. At December 31, 2006, commercial loans totaled $75,626 or 56.35% of the Bank's total loan portfolio. Commercial loans totaled $73,195 or 58.71% of the Bank's loan portfolio at December 31, 2005. The increase in the dollar amount of commercial loans outstanding during 2006 was due to new loan originations and advances on existing loans in excess of principal repayments by borrowers and loan charge-offs.

REAL ESTATE CONSTRUCTION AND LAND DEVELOPMENT LOANS. Real estate construction and land development loans are secured by real estate and include commercial and residential construction loans and loans to develop land. At December 31, 2006, real estate construction and land development loans totaled $9,579 or 7.14% of the Bank's total loan portfolio compared to $8,171 or 6.55% of the Bank's total loan portfolio at December 31, 2005.

RESIDENTIAL MORTGAGE LOANS. Residential mortgage loans are predominantly secured by single-family homes. To reduce its exposure to changes in interest rates, the Bank currently originates adjustable rate first mortgage loans ("ARMs"), second mortgage loans and home equity lines of credit, also with adjustable rates. The Bank also occasionally originates and retains fixed rate mortgages. At December 31, 2006 the Bank's fixed rate residential mortgage loans totaled $12,905 compared to $4,926 at December 31, 2005. At December 31, 2006, the Bank's residential mortgage loans totaled $38,730 or 28.86% of the Bank's total loan portfolio compared to $30,744 or 24.66% of the Bank's total loans at December 31, 2005.

The Bank also originates fixed rate mortgages and sells them, servicing released, to various investors. At year-end 2006, the Bank held $1,858 of such loans that had been closed and were in the process of being delivered to secondary market buyers.

CONSUMER LENDING. The Bank makes various types of consumer loans including loans to depositors secured by pledges of their deposit accounts, new and used automobile loans, and secured and unsecured personal loans. At December 31, 2006 the Bank's consumer loans totaled approximately $10,270 or 7.65% of the Bank's total loan portfolio compared to $12,561 or 10.08% of the Bank's total loans at December 31, 2005.

Nonperforming Assets And Allowance For Loan Losses

Nonperforming assets consist of nonperforming loans, real estate owned (acquired in foreclosure), and other repossessed assets. Nonperforming loans include non-accrual loans and accruing loans that are contractually past due 90 days or more as to interest or principal payments. Non-accrual loans include loans on which interest recognition has been suspended because they are 90 days past due as to interest or principal and loans where there is a question about the Bank's ability to collect all principal and interest. Nonperforming loans totaled $1,573 and $1,851 at December 31, 2006 and 2005.

The provision for loan losses is calculated as the amount needed in order to maintain the balance in the allowance for loan losses at the level estimated by the calculation of allocated allowance. During the year ended December 31, 2006, the provision for loan losses was $202 compared to $195 in 2005. Provision for loan losses recorded in 2006 was higher than 2005 primarily due to increased total loans outstanding. During 2006, Heartland recorded $370 of net charge-offs compared to $617 in 2004. Non-performing loans decreased by $125 during 2006.

At December 31, 2006 the balance of the allowance for loan losses was $1,901 or 1.42% of gross loans outstanding, compared to $2,069 or 1.66% of gross loans outstanding at December 31, 2005.

The allowance is maintained at an amount that we believe to be sufficient to absorb probable incurred losses in the loan portfolio. Monitoring loan quality and maintaining an adequate allowance is an ongoing process overseen by our senior management. On a monthly basis, a formal analysis of the adequacy of the allowance is prepared and reviewed by management and the board of directors. This analysis serves as a point in time assessment of the level of the allowance and serves as a basis for current provisions for loan losses.

Our loan quality monitoring process includes assigning loan grades to all loans and the use of a watch list to identify loans of concern. Management evaluates the credit quality of individual loans and borrowers and assigns a risk grade based on the various factors included in the evaluation. Loans receiving substandard risk grades are monitored regularly for repayment performance and changes in the borrowers' ability to repay the loans. These loans do not necessarily meet the definition of non-accrual or nonperforming loans and a substandard grade does not indicate that management expects a future loan loss.

Deposit Activities

The Bank offers several types of deposit programs designed to attract both short-term and long-term savings by providing an assortment of accounts and rates. The Bank also obtains time deposits on a bid basis from customers or potential customers wishing to deposit amounts of at least $100. Total deposits were $170,404 at December 31, 2006 compared to $161,663 at December 31, 2005, an increase of $8,741 or 5.41%. The bank attempts to manage the total balances of certificates of deposit outstanding in conjunction with the changes in balances of loans outstanding.

Interest earned on statement savings accounts is paid from the date of deposit to the date of withdrawal, compounded and credited quarterly. Interest earned on money market demand deposit accounts is compounded and credited monthly. The interest rates on these accounts are reviewed by management of the Bank daily and adjusted as often as deemed necessary.

Bank Liquidity And Interest Rate Sensitivity

Liquidity is a measure of the Bank's ability to meet its customers' present and future deposit withdrawals and/or increased loan demand without unduly penalizing earnings. Interest rate sensitivity involves the relationship between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate movements on the Bank's net interest income. The Bank manages both its liquidity and interest sensitivity through a coordinated asset/liability management program directed by the Asset Liability Committee. The Bank utilizes a liquidity plan that includes liquidity ratios to be maintained and procedures for daily monitoring of liquidity needs, trends and changes in deposits.

Liquidity is provided by projecting loan demand and other financial needs and then maintaining sufficient funding sources and assets readily convertible into cash to meet these requirements. The Bank has provided for its liquidity needs by maintaining adequate balances in money market assets, through maturing loans and investments in its securities portfolio and by maintaining various short-term borrowing sources. At December 31, 2006, the Bank had $47,674 or 23.29% of total assets in securities available-for-sale, of which

Dollar amounts are in thousands, except per share data.

$29,100 were pledged to secure borrowings and for other purposes. The Bank also had $14,000 or 6.84% of total assets in cash and cash equivalents and an additional $5,000 available from unused federal funds purchased agreements with two large commercial banks. The Bank also has the ability to borrow from the Federal Home Loan Bank of Indianapolis with various repayment terms ranging from 1 day to 15 years. Such borrowings are secured by investment securities.

Liquidity needs primarily arise from the need to fund loan growth and the need to meet the withdrawal needs of depositors. During the year ended December 31, 2006, deposits increased by $8,741 throughout the year and provided cash inflows compared to cash outflows of $11,100 for loans made to customers, net of repayments. The excess cash provided was used to increase securities available for sale.

The Bank attempts to manage its rate sensitivity position through the use of variable-rate loans and by matching funds acquired, having a specific maturity, with loans, securities or money market investments with similar maturities. The Bank employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. A simulation model is used to measure the Bank's net interest income volatility to changes in the level of interest rates, interest rate spreads, the shape of the yield curve and changing product growth patterns and investment strategies. Additionally, a rate sensitivity position is computed for various repricing intervals by calculating rate sensitivity gaps.

Capital Adequacy

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Note 13 to the consolidated financial statements includes a table of the Bank's capital ratios and the related requirements.

Parent Company Liquidity

Heartland is a legal entity separate and distinct from the Bank. There are various legal limitations on the extent to which the Bank can supply funds to Heartland. The principal source of Heartland's funds consists of dividends from the Bank. State and federal laws restrict the amount of dividends that may be paid by banks. In addition, the Bank is subject to certain restrictions imposed by the Federal Reserve on extensions of credit to Heartland or any of its subsidiaries, or investments in the stock or other securities as collateral for loans.

Liquidity management for Heartland, the parent company of the Bank, centers on the ability of Heartland to meet its obligations to the holders of the $3,093 subordinated debentures and to generate cash for the discretionary payment of dividends to shareholders. Heartland expects to rely upon liquid assets of the parent company as its short-term source of funds to meet its obligations with respect to the subordinated debentures, and to rely upon dividends from the Bank as the primary long-term source of funds to meet such obligations. At December 31, 2006, Heartland had sufficient liquid assets at the parent-company level to pay the interest payable on the subordinated debentures during 2007, and Heartland may elect to defer the payment of interest on such debentures for certain periods of time in any event.

Heartland had approximately $296 of parent-company cash that would have been available at December 31, 2006, for the payment of interest and other obligations on the subordinated debentures.

Off Balance Sheet Arrangements

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. For more detail on these arrangements, see Note 14 of the Notes to Consolidated Financial Statements.

Dollar amounts are in thousands, except per share data.

MANAGEMENT

Directors and Officers

The following table sets forth certain information as of March 23, 2007, concerning the directors and officers of our parent company, including those officers of our bank subsidiary who are not also officers of its parent company but who make significant contributions to our banking business in the areas of business production and origination. Except as indicated in the following paragraphs, the principal occupation of each of these persons has not changed during the past five years, and he or she possesses sole voting and investment powers with respect to the shares indicated as beneficially owned by him or her. Unless specified otherwise, a person listed in the table below may be deemed to share voting and investment powers over shares indicated as held by a spouse, children or other family members residing with that person.

	Common Shares Beneficially Owned			
Name, Position with the Company, Present Principal Occupation, and Age	Beneficial Ownership of Issued and Outstanding Shares	Shares Subject to Issuance Upon Exercise of Stock Options	Total Shares Beneficially Owned	Percent of Outstanding Shares Owned (Diluted for Exercise of Options by Named Individual(s))*
Sharon Acton[1] Director of the Company and the Bank Retired Age 60	737	15,718	16,455	1.2%
Steven L. Bechman Director of the Company and the Bank President and Chief Executive Officer of the Company and Bank Age 55	32,322	39,846	72,168[2]	5.0%
Gordon R. Dunn Director of the Company and the Bank Retired Age 85	20,288	15,718	36,006[3]	2.5
Jeffrey L. Goben Director of the Company and the Bank Executive Vice President and Chief Operating Officer of the Company and Bank Age 54	22,051	33,933	55,984[4]	3.9

109

J. Michael Jarvis[5] Director of the Company and the Bank Owner and Consultant to Jarvis Enterprises (Real estate venture) Age 63	10,972	15,718	26,690[6]	1.9
Jeffery D. Joyce Chief Financial Officer of the Company and the Bank Age 36	957	17,474	18,431	1.3
Janette F. Koon Director of the Company and the Bank Certified Financial Planner, Waddell & Reed, Inc. (financial services) Age 53	4,153	1,000	5,153	0.4
Jacqueline McNeelan Senior Vice President and Senior Lending Officer of the Bank[7] Age 50	0	1,100	1,100	0.1
R. Trent McWilliams Vice President, Business Development, of the Bank Age 55	1,614	1,300	2,914	0.2
John Norton Director of the Company and the Bank President and Owner, Norton Farms, Inc. Age 59	7,860	15,718	23,578[8]	1.7
Steven W. Reed Director of the Company and the Bank Partner, BGBC Partners (a public accounting firm) Age 44	500	1,000	1,500	0.1
Robert. Richardson Director of the Company and the Bank Owner, Duke Development Group (real estate development) Age 45	4,000	1,000	5,000[9]	0.4

110

Paul C. St. Pierre Director of the Company and the Bank Vice President, J.C. Wilson & Company (funeral service and crematory) Age 35	70	1,000	1,070	0.1
All Directors and Officers as a group (13 persons)	105,524	160,525	266,049[10,11]	17.0%

* In accordance with SEC rules, percentages are diluted to reflect the maximum number of shares that would be issued upon the exercise of the indicated number of options by the indicated person or group but (a) in the case of each individual director or officer, are not diluted to reflect the exercise of any option that is held by any other director, officer, or any other past or present employee, officer, or employee, and (b) in the case of all directors and officers as a group, do not reflect the dilution that would caused by the exercise of options held by other persons who may hold options but are not among our directors and officers.

1 During 2002, Ms. Acton retired from her position as Manager of the Franklin/Greenwood District of Cinergy/PSI (a public utility), where she was employed for 33 years.

2 Includes 15,647 shares that Mr. Bechman holds jointly with his spouse

3 Includes 1,102 shares that Mr. Dunn holds jointly with his spouse, 5,512 shares held in a trust for which Mr. Dunn acts as trustee, and 1,432 shares held by Mr. Dunn's spouse.

4 Includes 9,879 shares that Mr. Goben holds jointly with his wife

5 During 2002, Mr. Jarvis sold his ownership in and retired from his position as president of Power Investments, Inc, a Franklin-based engine remanufacturer. Mr. Jarvis is now owner and president of Jarvis Enterprises, a venture capital entity.

6 Includes 10,972 shares Mr. Jarvis holds jointly with his spouse.

7 Prior to March 30, 2005, Ms. McNeelan was Vice President Commercial Loans for Huntington National Bank in Indianapolis.

8 Includes 110 shares held by Mr. Norton's spouse.

9 Includes 4,000 shares held by Mr. Richardson's minor children.

10 Includes 52,472 shares held jointly with or as custodian for family members.

11 Does not include 1,800 shares Mr. Bechman may acquire, 1,200 shares Mr. Goben may acquire, 3,000 shares Mr. Joyce may acquire, 1,650 shares Mrs. McNeelan may acquire or 1,200 shares Mr. McWilliams may acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

Remuneration

The following table sets forth the aggregate remuneration of each of the three highest-paid officers of the Company or the Bank for their services in all capacities during 2006:

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration*
Steven L. Bechman	President and Chief Executive Officer	$189,591[1]
Jeffrey L. Goben	Executive Vice President	$138,252[2]
Jacqueline McNeelan	Senior Vice President	$114,055[3]
All directors and officers of the Company as a group (13 persons)		$733,487[4]

* Does not include the remunerative benefit of certain plans and arrangements described below, nor benefits that are made available to our officers on a non-discriminatory basis to all of our employees.

1. Consists of salary of $151,817, bonus of $5,686, $31,476 that the Company contributed to a defined benefit retirement plan in favor of Mr. Bechman, and $612 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Bechman under a split-dollar life insurance agreement between the Company and Mr. Bechman.

2. Consists of salary of $114,049, bonus of $4,344, $19,421 that the Company contributed to a defined benefit retirement plan in favor of Mr. Goben, and $438 of economic benefit of premiums paid by the Company with respect to term life insurance for the benefit of Mr. Goben under a split-dollar life insurance agreement between the Company and Mr. Goben.

3. Consists of salary of $99,355 and bonus of $14,700.

4. Includes aggregate director compensation paid for services during 2006 of $63,253. During 2006, non-employee Directors of the Bank received $500 per month (the Chairman received $750 per month) regardless of attendance at Board meetings. Directors also received $100 for attendance at meetings of the Bank Loan Committee and $50 for attendance at all other Company or Bank committee meetings.

In addition to the remuneration listed in the above table, one or more of the Company's directors and officers participated in the following compensatory plans:

Bonus, Short Term Incentive Plan, Long Term Incentive Plan

Mr. Bechman, Mr. Goben and Mrs. McNeelan each participate in the Bank's annual bonus plan. Under the plan, a bonus pool is created based on the financial performance of the Banks compared to established goals. The bonus pool is divided among all employees of the bank on a prorate basis in January following the calendar year for which the bonus was attributable.

Split Dollar Plans

Mr. Bechman and Mr. Goben each participate in split dollar life insurance agreements. Under each agreement, the executive's beneficiary would receive an amount equal to three times the executive's then annual salary upon the death of the executive if the executive dies while employed by the Issuer.

Supplemental Retirement Plan

Mr. Bechman and Mr. Goben each participate in a supplemental deferred compensation plan. Under the plan, at retirement after age 65 each executive and his beneficiary will receive retirement benefits equal to thirty percent of the executive's then annual salary for a period of 20 years after retirement or until death, whichever is longer. If early retirement is taken, the executive will receive the vested accrued benefit at the time of retirement.

Stock Option Plans

At December 31, 2006, the Corporation maintained three stock option plans: an employee plan (under which options may be granted through 2007), a non-employee director plan (under which options may be granted through January 2008) and a non-employee director plan (under which no new options were available for grant after September 2003). Under the terms of these plans, options for up to 305,780 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are generally immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The following table summarizes the stock options that we have granted to the three persons named in the above remuneration table, and our directors and officers as a group, that were outstanding at March 23, 2007. No one named in this table exercised stock options during 2006.

Name of Holder	Title and Amount of Securities Called For By Options, Warrants or Rights[1]	Exercise Price[2]	Last Possible Date of Exercise
Steven L. Bechman	41,646 Common shares	$9.40 per share	Various, from September 27, 2007 through December 19, 2015
Jeffrey L. Goben	35,133 Common shares	$9.33 per share	Various, from September 27, 2007 through December 19, 2015
Jacqueline McNeelan	2,750 Common shares	$13.38 per share	Various, from June 28, 2015 through December 19, 2015
All directors and officers as a group (13 persons)	169,375 Common shares	$9.74 per share	Various, from September 27, 2007 through December 19, 2016

1. This column represents the aggregate stock option position of each indicated person, and the group, as of March 23, 2007, and includes options that were not presently exercisable as of that date due to service-based vesting conditions that had not yet been satisfied. The common shares that are purchasable under these options include the preferred stock purchase rights that attach to and accompany all of the Company's common shares.

2. The exercise prices reflected by this column are the weighted average exercise prices of all stock options that were outstanding as of March 23, 2007, and held by the indicated person or group. The lowest exercise price is $9.07 per share.

Change in Control Agreements

We are party to change in control agreements with the following individuals: Steven L. Bechman, Jeffrey L. Goben, and Jeffery D. Joyce (each a "Key Executive"). Under the terms of these change in control agreements, upon any termination of a Key Executive's employment:

- within two years after a change of control of Heartland
  - by the employer for any reason other than for Good Cause (as defined in the change in control agreements), or
  - by the Key Executive for Good Reason (as defined in the change in control agreements), or
- within the twelve-month period prior to a change in control or anticipated change in control of Heartland, if the Key Executive's employment is terminated for any reason other than Good Cause, death, or disability or if the Key Executive reasonably demonstrates that the termination occurred in connection with or in anticipation of the change in control,

we are obligated to pay a cash termination benefit to that Key Executive equal to:

- two times the sum of:
  - the Key Executive's annual base salary, unreduced by any salary reduction amounts for deferred compensation, at the rate in effect as of the date of termination of employment; plus
  - an amount equal to the bonus under the employer's bonus plan or arrangement, and as may be modified from time to time in the future, for the year in which such termination occurs; plus
- an amount equal to any matching contributions the employer would have otherwise made on the Key Executive's behalf to the Heartland Community Bank Employee Profit Savings Plan during the twelve months following the Key Executive's date of termination, had the Key Executive's employment and/or the amounts contributed thereto by the employer on the Key Executive's behalf not been reduced or terminated, and assuming Executive made elective deferrals to the maximum extent permitted by Section 402(g) of the Internal Revenue Code.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2006, our bank subsidiary had, and expects to continue to have in the future, banking transactions in the ordinary course of business with our directors, officers and shareholders and their associates. These transactions have been made on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with others and did not involve more than the normal risk of collectibility or present other unfavorable features.

In addition, on December 21, 2006, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,899 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $55,366. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On January 30, 2007, Director Robert Richardson sold, in a private transaction directly to the Issuer, 14,718 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $207,965. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors (with Director Richardson not participating) authorized the Issuer to effect that purchase from Director Richardson. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

On February 21, 2007, Officer R. Trent McWilliams sold, in a private transaction directly to the Issuer, 3,500 of the shares that he acquired from the Issuer upon exercise of his options for aggregate consideration of $50,750. Such consideration was determined in relation to the market price of the Issuer's common shares at the time that the Issuer's Board of Directors authorized the Issuer to effect that purchase from Mr. McWilliams. Such transaction was an issuer repurchase that was exempt from registration under the Act in reliance upon Section 4(2).

We have incurred and expect to continue to incur expenses related to the qualification of our shares for sale under the SEC's Regulation A. To the extent that such expenses are related to this offering circular, they may be deemed to have been incurred for the benefit of our officers and directors. The amount of such expenses that we believe to be allocable to this offering circular is not expected to exceed $15,000. See "Offering Expenses."

We have entered into an agreement with those officers and directors who are identified as selling shareholders that governs the terms and conditions under which they may offer and sell their common shares in reliance upon this offering circular. Under that agreement we have no obligation to keep the offering statement under which this offering circular has been issued effective with the SEC for any particular period of time, even though we presently expect that it will be maintained in effect for one year from the date that that offering statement was qualified under the Securities Act with the SEC. We are permitted to suspend the right of a holder to sell pursuant to the offering circular under some circumstances relating to pending corporate developments and similar events, and in the event that the $1,500,000 dollar limitation on the total sales by the selling shareholders under this offering circular would otherwise be exceeded. Further, we are not obligated to effect the qualification for public offer and sale under the Act of any common shares of any selling shareholder unless he or she cooperates in providing information that the Company believes to be necessary or appropriate concerning such shareholder and his or her intended offers and sales.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the best of our knowledge, no person owns as much as ten percent of Heartland's outstanding common stock.

SELLING SHAREHOLDERS

The following table lists the names of the selling shareholders (all of whom are also our directors and executive officers), the number of shares of our common stock that were beneficially owned by each of them as of March 23, 2007, the number of shares of our common stock that we may permit each of them to offer and sell under this offering circular, and the percentage of our common shares that were outstanding as of that date that was beneficially owned by each of them.

	Common Shares Beneficially Owned				
Name of Selling Shareholder	Beneficial Ownership of Issued and Outstanding Shares	Shares Subject to Issuance Upon Exercise of Stock Options	Total Shares Beneficially Owned	Percent of Outstanding Shares Owned (Diluted for Exercise of Options by Named Individual(s))*	Number of Shares Potentially to be Sold Under this Offering Circular**
Sharon Acton	737	15,718	16,455	1.2	[TBD]
Steven L. Bechman	32,322	39,846	72,168	5.0	[TBD]
Gordon R. Dunn	20,288	15,718	36,006 [2]	2.5	[TBD]
Jeffrey L. Goben	22,051	33,933	55,984 [3]	3.9	[TBD]
J. Michael Jarvis	10,972	15,718	26,690 [4]	1.9	[TBD]
Jeffery D. Joyce	957	17,474	18,431	1.3	[TBD]
Janette F. Koon	4,153	1,000	5,153	0.4	[TBD]
Jacqueline McNeelan	0	1,100	1,100	.1	[TBD]
R. Trent McWilliams	1,614	1,200	2,914	.2	[TBD]
John Norton	7,860	15,718	23,578 [5]	1.7	[TBD]
Steven W. Reed	500	1,000	1,500	0.1	[TBD]
Robert. Richardson	4,000	1,000	5,000 [6]	0.4	[TBD]
Paul C. St. Pierre	70	1,000	1,070	0.1	[TBD]
All Directors and Officers as a group (13 persons)	105,524	266,049	266,049 [7,8]	17.0	Up to 100,000

TBD – Information in this column is subject to completion, and will be provided by amendment prior to the qualification under Regulation A of the offering statement pursuant to which this offering by the selling shareholders is to be made.

* In accordance with SEC rules, percentages are diluted to reflect the maximum number of shares that would be issued upon the exercise of the indicated number of options by the indicated person or group but (a) in the case of each individual director or officer, are not diluted to reflect the exercise of any option that is held by

any other director, officer, or any other past or present employee, officer, or employee, and (b) in the case of all directors and officers as a group, do not reflect the dilution that would caused by the exercise of options held by other persons who may hold options but are not among our directors and officers.

** The maximum number of shares that may be offered and sold under this offering circular by all of our selling shareholders during the twelve-month period ending _____, 2008, is 100,000 shares, or such lesser number of shares as would not have an aggregate sales price to the public exceeding $1,500,000. If the 100,000 shares were to be reduced to meet this dollar limitation, the number of shares that any person listed may sell may also be reduced.

1 Includes 15,647 shares that Mr. Bechman holds jointly with his spouse

2 Includes 1,102 shares that Mr. Dunn holds jointly with his spouse, 5,512 shares held in a trust for which Mr. Dunn acts as trustee, and 1,432 shares held by Mr. Dunn's spouse.

3 Includes 9,879 shares that Mr. Goben holds jointly with his wife

4 Includes 10,972 shares Mr. Jarvis holds jointly with his spouse.

5 Includes 110 shares held by Mr. Norton's spouse.

6 Includes 4,000 shares held by Mr. Richardson's minor children.

7 Includes 52,472 shares held jointly with or as custodian for family members.

8 Does not include 1,800 shares Mr. Bechman may acquire, 1,200 shares Mr. Goben may acquire, 3,000 shares Mr. Joyce may acquire, 1,650 shares Mrs. McNeelan may acquire or 1,200 shares Mr. McWilliams may acquire under stock options that are not yet exercisable but will become exercisable upon their continued employment with the Company.

Of the 266,049 shares of common stock that are beneficially owned by these selling shareholders, an aggregate of 160,525 shares were not, as of March 23, 2007, yet owned outright by such selling shareholders but rather were subject to issuance by the Company upon the selling shareholders' exercises of stock options and the related payment by such selling shareholders of the exercise price specified by such options. Of these 160,525 shares subject to issuance upon exercise of stock options, 61,740 are issuable pursuant to stock options that were granted at the time of the Company's organization in 1997. These organizational round of options all carry an exercise price of $9.07 per share. The other options were issued at various later dates and carry a weighted average exercise price of $10.12 per share. Because of the approaching expiration date of the organizational round of options (all of which expire September 27, 2007), we anticipate that all or substantially all of such options will be exercised by the selling shareholders.

The selling shareholders are not contractually obligated to exercise options, however, and any or all of the selling shareholders may determine not to purchase any or all of the option shares that are purchasable by him or her under an option prior to its expiration, even if such option may be "in the money" when judged by the market price of the common shares based on prevailing market prices. To the extent that such selling shareholders do not exercise any options, their needs for liquidity to satisfy the purchase price obligations under the option contracts and any associated income tax liabilities on the gains realized upon such exercises will be eliminated and their need to sell shares under this offering circular reduced.

In addition, even if the selling shareholders exercise all or a substantial portion of such options during the period that this offering circular is available to them, they may choose to offer only some or none of their shares of common stock pursuant to this offering circular. Further, the selling shareholders are free to offer and sell their shares in transactions other than those that may be made in reliance upon this offering circular. Therefore, we cannot estimate the number of shares of our common stock, if any, that will be sold by the selling shareholders under this offering circular or will be held by the selling shareholders after completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The shares of our common stock, and the rights and privileges of the holders of those shares, are governed by the Indiana Business Corporation Law (the "IBCL"), our articles of incorporation and our by-laws. Below we have summarized the terms of our capital stock and the rights of our shareholders.

Corporate Governance: The rights of Heartland shareholders are currently governed by the IBCL, Heartland's articles of incorporation and Heartland's by- laws.

Authorized Capital Stock: The authorized capital stock of Heartland consists of 10,000,000 common shares, no par value, and 2,000,000 preferred shares, no par value. Each of our shares of common stock that is issued and outstanding also includes one preferred share purchase right that has been issued under our Shareholders Rights Plan (described below).

Rights of Common Shares Each of our outstanding common shares is entitled to one vote on any matter to come before the shareholders for action, and is entitled to participate on an equal basis with all other shares of common stock in any dividend of cash or other property, and any stock dividend, that may be declared on our common stock

Rights of Preferred Shares: Heartland has not issued any of its authorized preferred stock. In connection with the adoption of the Shareholders Rights Plan (described below), the board of directors approved the terms of a series of preferred shares designated the Series A Preferred Shares and adopted an amendment to the articles of incorporation of Heartland designating the relative rights, preferences and limitations of the Series A Preferred Shares; the Series A Preferred Shares are reserved for potential issuance in the unlikely event that the rights that accompany our common shares (created under the Shareholders Rights Plan) should ever become exercisable.

Number and Classification of Directors: The Heartland board of directors currently consists of ten directors. The directors are divided into three classes, each class consisting as nearly as possible of one-third of the total number of directors. Directors are elected for three year terms, with one class of directors up for election each year. Under Heartland's by-laws, the number of directors shall not be fewer than six nor greater than 15. The exact number of directors shall be fixed by the board of directors and may be changed from time to time by the board of directors.

Nomination of Directors for Election: Heartland's by-laws provide that the only persons who shall be eligible for election to the board of directors at any shareholders meeting at which directors are to be elected are those persons identified by the board of directors and other persons nominated at such meeting. Under Heartland's by-laws, the board of directors can nominate directors by naming such persons in the proxy or information statement prepared on behalf of the board of directors and distributed to Heartland shareholders in connection with any such meeting at which directors are to be elected. Directors may be nominated from the floor of a shareholders meeting. However, in order for a shareholder to nominate directors in such fashion, the Heartland's by-laws require that (i) the shareholder who submits the nomination to notify the Secretary of Heartland, not later than 10 business days prior to the meeting at which such nomination is to be considered, of such shareholder's intent to nominate a particular person or persons, and (ii) any solicitation of proxies by such shareholder or other persons on behalf of such nominee(s) has been conducted in accordance with the SEC proxy rules, if applicable.

Election of Directors:	Heartland's by-laws provide that directors are elected by a plurality of the votes of shares present or represented by proxy at the meeting and entitled to vote on the election.
Vacancies on the Board of Directors:	Pursuant to the IBCL and the articles of incorporation, the board of directors may fill a vacancy on the board or, if the directors then in office constitute less than a quorum of the board, a vacancy may be filled by the affirmative vote of the directors then in office. The term of a director elected to fill a vacancy expires at the end of the term for which the director's predecessor was elected.
Removal of Directors:	Heartland's articles of incorporation state that any director may be removed, with or without cause, by the affirmative vote of the holders of at least eighty percent of the shares then entitled to vote at an election of directors. Heartland's articles of incorporation state that a director elected by the holders of a series of preferred shares may be removed only by the affirmative vote of the holders of a majority of the shares of that series then entitled to vote at an election of directors.
Indemnification of Directors:	Heartland's by-laws provide that a director shall be indemnified by Heartland against all liability and reasonable expense incurred by the director in connection with or resulting from any pending, threatened or completed claim, action, suit or proceeding (i) if such director is wholly successful with respect to the claim, (b) or if not wholly successful, then if the director is determined to have conducted himself in good faith and reasonably believed that his conduct was in the best interest, or was at least not opposed to the best interest, of Heartland, and in the case of a criminal proceeding, the director either had reason to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful. Pursuant to Heartland's by-laws, the board of directors, a specially designated committee of directors, Heartland shareholders, and/or special legal counsel must determine if the director met the appropriate standards of conduct set forth in the by-laws to be entitled to indemnification and, if entitled to indemnification, the reasonableness of the director's expenses. If a director claiming indemnification is found not to be entitled thereto, the director may apply for indemnification to a court of competent jurisdiction. Pursuant to Heartland's by-laws, the board of directors may approve indemnification of a director to the full extent permitted by the applicable law in effect at such time, irrespective of the indemnification provisions in the by- laws, whether on account of past or future transactions. In addition, Heartland may maintain insurance, at its expense, to protect any director or officer against any liability asserted against a director or officer and incurred by such person in his capacity as director or officer, whether or not Heartland would have the power to indemnify against such liability.
Special Meetings of Shareholders:	Heartland's by-laws provide that a special meeting of shareholders may be called by the board of directors or the President. In addition, a special meeting shall be called by the board of directors if the Secretary receives written, dated and signed demands for a special meeting, describing in reasonable detail the purpose(s) for which it is to be held, from the holders of shares representing at least eighty percent of all votes entitled to be cast on any issue proposed to be considered at the special meeting. If the Secretary receives one or more proper written demands for a special meeting, the board of directors may set a record date for determining shareholders entitled to make such demand. Pursuant to Heartland's by-laws, written notice must be given by the

Secretary to each shareholder of record entitled to notice of or to vote at the special meeting not less than ten nor more than sixty days before the date of such meeting.

Shareholders Proposals:	Neither Heartland's articles of incorporation nor its by-laws contain any provisions specifically dealing with shareholder proposals.
Shareholder Action by Written Consent:	Indiana law allows for shareholder action by written consent of any action required or permitted to be taken at a shareholders meeting if a written consent describing the action taken is signed by all of the shareholders entitled to vote on the action and delivered to Heartland for inclusion in the minutes or filing with the corporate records.
Appointment and Removal of Officers:	Heartland's by-laws provide that the officers shall be elected by the board of directors. Officers shall exercise such powers and perform such duties as set forth in the bylaws and as shall be determined from time to time by the board of directors. Any officer may be removed, with or without cause, at any time by the board of directors.
Business Combinations:	Heartland has elected, in its articles of incorporation, not to be governed by the provisions of Indiana Code Chapter 23-1-43 of the IBCL; however, Heartland's articles of incorporation contain provisions addressing the approval of business combinations. Pursuant to Heartland's articles of incorporation, Heartland shall not become party to any business combination with a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock) , unless such business combination receives director approval in accordance with the articles of incorporation, without the affirmative vote by (i) the holders of not less than eighty percent of the outstanding shares of all classes of outstanding capital shares entitled to vote generally in the election of directors as a single class, and (ii) by an independent majority of shareholders. The vote required to become a party to a business combination with a related person shall be reduced to not less than two-thirds if certain requirements set forth in the articles of incorporation are met.
Consideration of Non- Financial Factors:	Heartland's articles of incorporation provide that, in determining what is in the best interests of the corporation and the shareholders when evaluating a business combination or a tender or exchange offer, the board of directors may consider all factors it considers relevant, including (i) the adequacy of the consideration to be paid in connection with such transaction, (ii) the social and economic effects of the transaction on Heartland and it subsidiaries, employees, customers, creditors and other pertinent elements of the community, (iii) the business and financial condition and earnings prospects of the acquiror, and (iv) the competence, experience and integrity of the acquiror.
Control Share Acquisitions:	The Control Share Acquisitions Chapter of the IBCL, Indiana Code Chapter 23-1-42, provides that, unless otherwise provided in a corporation's articles of incorporation or by-laws, shares acquired in certain acquisitions of the corporation's stock will be accorded voting rights only if a majority of certain disinterested shareholders approves a resolution granting the potential acquiror the ability to vote such shares. An Indiana corporation is subject to the Control Share Acquisitions Chapter if it has 100 or more shareholders, its principal place of business is in Indiana and a certain percentage or number of shareholders are residents of Indiana. Heartland's by- laws provide that Heartland is subject to the Control Share Acquisitions Chapter. The

Control Share Acquisitions Chapter may have the effect of discouraging or making more difficult a hostile takeover of Heartland.

Amendment to Articles of Incorporation and By-laws:

Pursuant to Indiana Code Chapter 23-1-38 of the IBCL, certain provisions of Heartland's articles of incorporation may be amended by the board of directors adopting an amendment to the articles of incorporation, and other provisions must be amended by the board of directors adopting a resolution setting forth the amendment proposed, followed by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment. However, pursuant to Heartland's articles of incorporation, an affirmative vote of at least 80% of the shares of all classes of voting stock of Heartland then outstanding is required to amend the removal of directors provision, the approval of business combinations provision and the amendment or repeal provision. If the amendment is proposed by a related person (defined generally to mean a holder of ten percent or more of Heartland's common stock), it must also be approved by a majority of independent shareholders. If, however, the amendment is recommended by two-thirds of the board of directors, the amendment shall only require the shareholder vote under the IBCL. Heartland's by-laws may be amended by a majority vote of the board of directors.

Shareholder Rights Plan:

Heartland's shareholder rights plan is designed to deter certain coercive tactics that have been used to acquire control of public corporations and to enable the board of directors to represent effectively the interests of the shareholders and other constituencies of Heartland in the event of a takeover attempt. If the acquiror's proposal is not approved by the board of Heartland, the issuance of the rights provided for in the plan would dramatically alter the capital structure of Heartland thereby making the acquiror's proposal unattractive to it. The involvement of the board of directors could improve the price and terms of any acquisition proposal. Under the plan, rights have attached (and will attach to shares issued in the future) to our common shares at the rate of one right for each share. The rights become exercisable only if a person or group of affiliated persons (an "Acquiring Person") acquires 15% or more of Heartland's common shares or announces a tender offer or exchange offer that would result in the acquisition of 30% or more of the outstanding common shares. At that time, the rights may be redeemed at the election of the board of directors of Heartland. If not redeemed, then prior to the acquisition by such person of 50% or more of the outstanding common shares of Heartland, Heartland may exchange the rights (other than rights owned by the Acquiring Person, which would have become void) for common shares (or other securities) of Heartland at a rate to be determined in accordance with the plan. If not exchanged, the rights may be exercised and the holders may acquire preferred share units or common shares of Heartland having a value of two times the exercise price of the rights that is then in effect. Each preferred share unit carries the same voting rights as one common share. If the Acquiring Person engages in a merger or other business combination with Heartland, the rights would entitle the holders to acquire shares of the Acquiring Person having a market value equal to twice the exercise price of the rights that is then in effect. The exercise price of the rights was initially set at $35 per right, and has since been adjusted to the current adjusted exercise price of $31.75 per right, and is subject to further adjustment in accordance with the the plan. The plan will expire on June 22, 2010.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds from any sale of our common stock by the selling shareholders.

The selling shareholders may sell their common shares offered by this offering circular from time to time:

- directly by any selling shareholder to one or more purchasers;
- to or through underwriters, brokers or dealers;
- through agents on a best-efforts basis or otherwise; or
- through a combination of such methods of sale.

If the selling shareholders offer our common shares for sale through underwriters, brokers or dealers, they will be responsible for underwriting discounts or commissions or agents' commissions.

The selling shareholders may sell their shares of our common stock:

- in one or more transactions at a fixed price or prices, which may be changed;
- at prevailing market prices at the time of sale or at prices related to such prevailing prices;
- at varying prices determined at the time of sale; or
- at negotiated prices.

The selling shareholders have advised us that they will sell their shares under this offering circular in transactions in the over-the-counter market s (which may involve crosses or block transactions) at prevailing market prices and in off-market transactions at privately negotiated prices.

In connection with sales of the common stock or otherwise, any selling shareholder may:

- enter into hedging transactions with brokers, dealers or others,
- which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

In addition, any selling shareholder may:

- sell any shares of common stock covered by this offering circular under Rule 144 or any other available exemption from registration under the Securities Act rather than pursuant to this offering circular (Rule 144 permits the public sale of securities by persons who would otherwise be deemed to be "underwriters" under the Securities Act, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions); and
- gift such common stock to others in transactions not involving any offer or sale of the stock.

OFFERING EXPENSES

This offering by the selling shareholders, and another offering by us of our shares of common stock to our current and former directors, officers and employees pursuant to options granted to them under our stock option plans, is covered by the same Regulation A Offering Statement. We have incurred and will continue to incur legal, accounting, printing and other expenses associated with the preparation of this offering circular and the offering circular for the option plans offering, and the filing of the Regulation A Offering Statement and other related matters. Total expenses associated with all these offerings are not expected to exceed $30,000. Although allocation of these expenses between the two concurrent offerings cannot be precisely done, if such expenses were allocated half to each offering, this offering's expenses would be not more than $15,000. We will pay all such expenses and the selling shareholders will pay no such expenses. Selling shareholders will, however, pay any brokerage or related expenses associated with their personal sales efforts.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1933 with respect to the shares of the Company's common stock offered hereby. This offering circular does not contain all of the information set forth in the Offering Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of the Company's common stock offered hereby, please refer to the Offering Statement.

You may read and copy any document in our Company's files, including the Offering Statement, at the SEC's public reference rooms at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the Offering Statement by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1850, Washington, D.C. 20549, at prescribed rates.

The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. We do not currently file any reports, electronically or otherwise, with the SEC, so current information about our Company and its securities is not available using this medium.

We also maintain a website at http://www.hcb-in.com, at which you may access press releases and other materials free of charge as soon as reasonably practicable after we issue those press releases or publicly release those other materials. The information contained in, or that can be accessed through, our website is not part of this offering circular.

The Company is not subject to, and will not by reason of the sale of shares under the offering statement become subject to, the SEC's proxy rules or regulations, or to stock exchange requirements that would require the Company to send an annual report to security holders. The Company does, however, intend to mail an annual report, including audited financial statements, to all security holders on an annual basis.

The Company's principal executive offices are located at 420 North Morton Street, P.O. Box 469, Franklin, Indiana 46131-0469, and its telephone number is (317) 738-3915.

HEARTLAND BANCSHARES, INC.
Franklin, Indiana

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005

CONTENTS

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Heartland Bancshares, Inc.
Franklin, Indiana

We have audited the accompanying consolidated balance sheets of Heartland Bancshares, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heartland Bancshares, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
March 22, 2007

HEARTLAND BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(Dollar amounts in thousands)

	2006	2005
ASSETS		
Cash and due from banks	$ 9,589	$ 8,813
Federal funds sold	4,411	5,574
Total cash and cash equivalents	14,000	14,387
Securities available-for-sale	47,674	47,582
Loans held for sale	1,858	2,958
Loans, net of allowance of $1,901 and $2,069	132,304	122,602
Premises and equipment, net	2,008	2,175
Federal Home Loan Bank stock	581	675
Cash surrender value of life insurance	2,713	2,605
Accrued interest receivable and other assets	3,569	3,682
	$ 204,707	$ 196,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Noninterest-bearing deposits	$ 20,302	$ 22,231
Interest-bearing demand and savings deposits	74,462	69,032
Interest-bearing time deposits	75,640	70,400
Total deposits	170,404	161,663
Overnight repurchase agreements	4,677	6,651
Federal Home Loan Bank advances	5,000	3,000
Term repurchase agreements	5,000	5,000
Subordinated debentures	3,093	5,155
Accrued interest payable and other liabilities	1,247	1,092
Total liabilities	189,421	182,561
Shareholders' equity		
Common stock, no par value: 10,000,000 shares authorized; 1,400,494 and 1,411,945 shares issued and outstanding at December 31, 2006 and 2005	1,400	1,412
Additional paid-in capital	11,377	11,525
Retained earnings	2,860	1,777
Accumulated other comprehensive income (loss)	(351)	(609)
	15,286	14,105
	$ 204,707	$ 196,666

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	2006	2005
Interest income		
Loans, including related fees	$ 10,412	$ 8,859
Securities:		
Taxable	1,549	1,379
Non-taxable	486	301
Short-term investments	333	253
	12,780	10,792
Interest expense		
Deposits	4,653	3,006
Short-term borrowings	128	90
Other borrowings	855	608
	5,636	3,704
Net interest income	7,144	7,088
Provision for loan losses	202	195
Net interest income after provision for loan losses	6,942	6,893
Noninterest income		
Deposit service charges and fees	1,102	929
Commissions on investment sales	323	409
Gain on sale of securities	-	-
Gain on sale of other real estate	44	10
Gain on sale of loans, net	253	424
Other	343	243
	2,065	2,015
Noninterest expense		
Salaries and employee benefits	4,253	3,956
Occupancy and equipment, net	755	743
Data processing	875	782
FDIC insurance	20	33
Professional fees	251	499
Advertising	205	205
Other	752	828
	7,110	7,046
Income before income taxes	1,897	1,862
Income taxes	532	584
Net income	$ 1,365	$ 1,278
Basic earnings per share	$ .97	$ .91
Diluted earnings per share	$ .93	$ .88

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Retained Earning	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance January 1, 2005	1,394	11,361	782	(31)	13,506
Comprehensive income					
Net income			1,278		1,278
Change in unrealized gain (loss) on securities available for sale, net				(578)	(578)
Total comprehensive income					700
Cash dividends ($.20 per share)			(283)		(283)
Exercise of stock options, including tax benefit	18	164			182
Balance December 31, 2005	$ 1,412	$ 11,525	$ 1,777	$ (609)	$ 14,105
Comprehensive income					
Net income			1,365		1,365
Change in unrealized gain (loss) on securities available for sale, net				258	258
Total comprehensive income					1,623
Cash dividends ($.20 per share)			(282)		(282)
Repurchase of common shares	(16)	(206)			(222)
Stock based compensation expense		27			27
Exercise of stock options, including tax benefit	4	31			35
Balance December 31, 2006	$ 1,400	$ 11,377	$ 2,860	$ (351)	$ 15,286

See accompanying notes.

HEARTLAND BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(Dollar amounts in thousands)

	2006	2005
Cash flows from operating activities		
Net income	$ 1,365	$ 1,278
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization	330	337
Write–down of other real estate	20	-
Gain on sale of other real estate	(44)	(10)
Provision for loan losses	202	195
FHLB stock dividends	-	(8)
Gain on sales of loans, net	(253)	(424)
Loans originated for sale	(16,405)	(29,096)
Proceeds from loans sold	17,758	27,491
Increase in cash surrender value of life insurance	(108)	(105)
Stock based compensation expense	27	-
Change in assets and liabilities:		
Accrued interest receivable and other assets	(13)	247
Accrued interest payable and other liabilities	155	52
Net cash from operating activities	3,034	(43)
Cash flows from investing activities		
Proceeds from maturities of time deposits with other banks	-	500
Purchase of securities available-for-sale	(7,739)	(14,494)
Proceeds from sales, calls and maturities of securities available-for-sale	8,012	8,066
Loans made to customers, net of payments collected	(11,100)	(2,498)
Proceeds from sale of other real estate	1,143	838
Proceeds from redemption of FHLB stock	94	-
Net purchases of property and equipment	(67)	(80)
Net cash from investing activities	(9,657)	(7,668)
Cash flows from financing activities		
Net change in deposit accounts	8,741	6,001
Net change in overnight repurchase agreements	(1,974)	177
Draws on FHLB advances	6,500	3,000
Repayments on FHLB advances	(4,500)	(4,000)
Proceeds from term repurchase agreements	-	5,000
Exercise of stock options	35	182
Proceeds from issuance of subordinated debt	3,093	-
Repayment of subordinated debt	(5,155)	-
Repurchase of common stock	(22)	-
Cash dividends paid	(282)	(283)
Net cash from financing activities	6,236	10,077
Net change in cash and cash equivalents	(387)	2,366
Cash and cash equivalents at beginning of period	14,387	12,021
Cash and cash equivalents at end of period	$ 14,000	$ 14,387
Supplemental disclosures of cash flow information		
Cash paid during the period for:		

See accompanying notes.

Interest	$	5,494	$	3,566
Income taxes		550		48
Supplemental disclosure of non-cash activities:				
Transfer from loans to other real estate	$	1,196	$	1,549

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: The consolidated financial statements include the accounts of Heartland Bancshares, Inc. (Corporation) and its wholly-owned subsidiary, Heartland Community Bank (Bank), after elimination of significant intercompany transactions and accounts.

The Corporation is engaged in the business of commercial and retail banking, with operations conducted through its main office located in Franklin, Indiana and additional branch locations in Greenwood and Bargersville, Indiana. The majority of the Bank's income is derived from commercial and retail business lending activities and investments. The majority of the Bank's loans are secured by specific items of collateral including business assets, real property and consumer assets.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported and disclosed in the financial statements, and future results could differ from these estimates. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Securities: Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income is reported on the level yield method and includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held For Sale: Loans held for sale are mortgage loans closed by the Bank and in the process of being delivered to loan brokers. These loans are carried at the lower of cost or market, on an aggregate basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, and an allowance for loan losses. Interest income is reported on the interest method and includes loan fees.

Interest income is not reported when full loan repayment is in doubt, typically when payments are 90 days or more past due. All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated useful lives of the assets, principally on the straight-line method. Estimated useful lives range from 3 years to 40 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Company Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Repurchase Agreements: Overnight repurchase agreement liabilities represent amounts advanced by various customers. Term repurchase agreement liabilities represent amounts advanced by financial institutions which have maturities greater than one day. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock Compensation: Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Corporation has recorded stock-based employee compensation cost using the fair value method starting in 2006. Total compensation cost that has been charged against income was $27 for the year ending December 31, 2006. The total income tax benefit recognized in the income statement for the Plans was $10 for the year ending December 31, 2006.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

(Dollar amounts in thousands)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the year ending December 31, 2005 is as follows:

Net income as reported	$	1,278
Deduct: Stock-based compensation expense determined under fair value based method		46
Pro forma net income	$	1,232
Basic earnings per share as reported	$	.91
Diluted earnings per share as reported		.88
Pro forma basic earnings per share		.88
Pro forma diluted earnings per share		.85

Financial Instruments: Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.

Statement of Cash Flows: Cash and cash equivalents are defined to include cash on hand, amounts due from banks, and federal funds sold. The Corporation reports net cash flows for customer loan transactions, deposit transactions, and short-term borrowings.

Earnings Per Share: Basic earnings per share is net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders. See Note 13.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

Segment Reporting: Internal financial information is primarily reported and aggregated in one line of business, banking.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Dollar amounts in thousands)

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2006			
U.S. Government and government sponsored entities	$ 20,586	$ 11	$ (272)
Obligations of states and political subdivisions	14,349	106	(87)
Mortgage backed securities	11,208	1	(348)
Corporate obligations	1,413	5	-
Equity securities	118	-	-
	$ 47,674	$ 123	$ (707)
2005			
U.S. Government and government sponsored entities	$ 18,654	$ -	$ (400)
Obligations of states and political subdivisions	12,652	80	(234)
Mortgage backed securities	14,116	9	(483)
Corporate obligations	2,042	18	(2)
Equity securities	118	-	-
	$ 47,582	$ 107	$ (1,119)

During 2006 and 2005, there were no sales of securities.

The fair value of debt securities at December 31, 2006, by contractual maturity, is shown below.

Due in one year or less	$ 8,162
Due after one year through five years	15,164
Due after five years through ten years	7,367
Due after ten years	5,655
Mortgage backed securities	11,208
	$ 47,556

(Dollar amounts in thousands)

NOTE 2 - SECURITIES (Continued)

Carrying values of securities pledged were as follows at December 31:

	2006	2005
Overnight repurchase agreements	$ 11,277	$ 9,794
FHLB advances	7,478	3,255
Term repurchase agreements	5,903	5,333
Fed funds lines of credit	4,442 (1)	4,456 (1)
Total	$ 29,100	$ 22,838

(1) There was no balance outstanding on fed funds lines of credit at December 31, 2006 and 2005.

Securities with unrealized losses at year end not recognized in income presented by length of time in a continuous unrealized loss position are as follows:

2006

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and government sponsored entities	$ 3,986	$ (13)	$ 15,605	$ (259)	$ 19,591	$ (272)
Obligations of states and political subdivisions	63	-	6,442	(87)	6,505	(87)
Corporate obligations	-	-	-	-	-	-
Mortgage backed securities	-	-	10,745	(348)	10,745	(348)
Total temporarily impaired	$ 4,049	$ (13)	$ 32,792	$ (694)	$ 36,841	$ (707)

2005

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and government sponsored entities	$ 7,840	$ (120)	$ 9,313	$ (280)	$ 17,153	$ (400)
Obligations of states and political subdivisions	7,569	(158)	2,114	(76)	9,683	(234)
Corporate obligations	1,010	(2)	-	-	1,010	(2)
Mortgage backed securities	4,583	(113)	8,965	(370)	13,548	(483)
Total temporarily impaired	$ 21,002	$ (393)	$ 20,392	$ (726)	$ 41,394	$ (1,119)

(Dollar amounts in thousands)

NOTE 2 - SECURITIES (Continued)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the ability to hold for the foreseeable future, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or interest rates change.

NOTE 3 - LOANS

Loans at year end are comprised of the following:

	2006	2005
Commercial	$ 75,626	$ 73,195
Real estate construction and land development	9,579	8,171
Residential real estate	38,730	30,744
Consumer	10,270	12,561
Subtotal	134,205	124,671
Less: Allowance for loan losses	(1,901)	(2,069)
	$ 132,304	$ 122,602

Certain of the Corporation's officers and directors were loan customers of the Bank. The balance of loans outstanding to these individuals was $3,523 and $2,057 at December 31, 2006 and 2005.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is as follows:

	2006	2005
Beginning balance	$ 2,069	$ 2,491
Provision charged to operations	202	195
Loans charged-off	(572)	(828)
Recoveries on loans previously charged-off	202	211
Ending balance	$ 1,901	$ 2,069

(Dollar amounts in thousands)

NOTE 4 - ALLOWANCE FOR LOAN LOSSES (Continued)

Information about impaired loans is as follows:

	2006	2005
Year-end loans with no allowance for loan losses allocated	$ -	$ -
Year-end loans with allowance for loan losses allocated	1,014	1,244
Amount of the allowance allocated	115	185
Average of impaired loans during the year	1,067	777
Interest income recognized during impairment	-	-
Cash-basis interest income received during impairment	-	-
Non-performing loans:		
Loans on non accrual status at year end	1,060	1,476
Loans delinquent greater than 90 days and still accruing at year end	513	375

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005
Land	$ 205	$ 205
Buildings and improvements	1,793	1,793
Leasehold improvements	312	312
Furniture and equipment	1,394	1,546
Total	3,704	3,856
Accumulated depreciation	(1,696)	(1,681)
Premises and equipment, net	$ 2,008	$ 2,175

Depreciation expense was $234 and $259 for 2006 and 2005.

(Dollar amounts in thousands)

NOTE 6 - DEPOSITS

Interest-bearing time deposits issued in denominations of $100 or greater totaled $31,100 and $32,685 at December 31, 2006 and 2005.

Scheduled maturities of time deposits for the next five years are as follows:

2007	$ 62,708
2008	9,166
2009	1,806
2010	1,433
2011	527
	$ 75,640

Time deposits from governmental and other public entities such as school corporations and hospitals in the Bank's market area totaled $8,728 at December 31, 2006 and $19,369 at December 31, 2005.

NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS

Overnight repurchase agreements are securities sold under agreements to repurchase with daily maturities and variable interest rates. The financing arrangement allows for funds to be swept out of certain non-interest bearing demand deposit accounts into the overnight repurchase agreements. Overnight repurchase agreements bear interest at rates similar to interest bearing demand deposits. They are collateralized by pledged securities with a carrying amount of $11,277 at December 31, 2006.

At December 31, 2006, term repurchase agreements consist of one fixed rate contract of securities sold under agreement to repurchase financing arrangement. The maturity date is June 7, 2010. The interest rate is fixed at 3.55%. The issuer has the right to require the Bank to repay the borrowings on June 7, 2007 and quarterly thereafter. They are collateralized by pledged securities with a carrying amount of $5,903 at December 31, 2006.

Federal Home Loan Bank (FHLB) advances are payable at maturity, generally with a prepayment penalty. They are collateralized by pledged securities with a carrying amount of $7,478 at December 31, 2006. Interest is payable monthly. The advances outstanding at December 31, 2006 and 2005 are primarily fixed rate.

(Dollar amounts in thousands)

NOTE 7 – OVERNIGHT REPURCHASE AGREEMENTS, FHLB ADVANCES AND TERM REPURCHASE AGREEMENTS (Continued)

FHLB advances are comprised of the following individual advances at December 31:

Maturity date	Interest Rate	2006	2005
February 28, 2006	4.51%	$ -	$ 1,000
July 14, 2006	3.12	-	1,000
May 23, 2008	5.34	1,000	-
June 2, 2008	4.04	1,000	1,000
July 20, 2011	5.60	1,000	-
May 23, 2013	5.34	1,000	-
May 16, 2016	5.63	1,000	-
		$ 5,000	$ 3,000

NOTE 8 - SUBORDINATED DEBENTURES

On December 18, 2001, a trust formed by the Corporation issued $5,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. On December 18, 2006, the Corporation redeemed the floating rate trust preferred securities.

On December 14, 2006, a trust formed by the Corporation issued $3,000 of floating rate trust preferred securities as part of a pooled offering of such securities. The Corporation issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. Distributions on the securities are payable quarterly in arrears at the annual rate of LIBOR plus 1.67%. The rate as of December 31, 2006 was 7.02%.

The Trust Preferred Securities, which mature December 15, 2036, are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures are redeemable prior to the maturity date at the option of the Corporation on or after December 15, 2011. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Corporation has the option to defer distributions on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters.

(Dollar amounts in thousands)

NOTE 8 - SUBORDINATED DEBENTURES (Continued)

Under FASB Interpretation No: 46, as revised in December 2003, the trust is not consolidated with the Corporation. Accordingly, the Corporation does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Corporation and held by the trust.

NOTE 9 - EMPLOYEE BENEFIT PLANS

A 401(k) retirement savings plan is maintained for the benefit of eligible employees. The Plan requires employees to be 21 years of age before entering the Plan. Employee contributions are limited to a maximum of 15% of their salary. The Plan provides for a 50% matching of the first 6% of employee salary contributions and allows for an annual discretionary contribution. Participants are fully vested in salary deferral contributions. Employer matching contributions vest at a rate of 20% per year of employment after completion of one year of employment and are fully vested after the completion of 6 years of service with the Bank. The 401(k) contribution charged to expense was $76 and $69 for 2006 and 2005.

NOTE 10 - STOCK OPTION PLANS

At December 31, 2006, the Corporation maintained two stock option plans: an employee plan (under which options may be granted through 2007) and a non-employee director plan (under which options may be granted through January 2008). Under the terms of these plans, options for up to 305,781 shares of the Corporation's common stock may be granted to employees and directors of the Corporation and its subsidiaries with 20,767 shares still available for grant at December 31, 2006. The exercise price of options granted to employees under the employee plan is determined at the time of grant by an administrative committee appointed by the Board of Directors and in any event, will not be less than fair market value of the shares of common stock at the time the option is granted.

Employee options are immediately exercisable with respect to 20 percent of the shares covered by the option and vest with respect to an additional 20 percent of the shares on each of the following four anniversaries of the date of grant, assuming continued employment of the optionee. The options will expire ten years after date of grant.

Non-employee director options issued under the expired non-employee director plan provided for a vesting schedule, and the holders of all options granted under that plan that were outstanding at December 31, 2006, have satisfied that vesting schedule and all of such options are now exercisable in full.

Non-employee director options issued under the currently active non-employee director plan are immediately exercisable.

(Dollar amounts in thousands)

NOTE 10 - STOCK OPTION PLANS (Continued)

The Plans authorized an optionee to pay the exercise price of options in cash or in common shares of the Corporation or in some combination of cash and common shares. An optionee may tender already-owned common shares to the Corporation in exercise of an option. In this instance, the Corporation is obligated to issue to such optionee a replacement option for the number of shares tendered, as follows: (a) of the same type as the option exercised (either an incentive stock option or a non-qualified option); (b) with the same expiration date; and (c) priced at the fair market value of the stock on that date. Replacement options may generally not be exercised until one year from the date of grant and (subject to certain exceptions) are cancelled if the optionee sells any Corporation stock prior to that date, other than in payment of the exercise price of another option under the plan.

The option plans provide usual and customary provisions providing for the adjustment of the exercise price and number and type of shares subject to grants under the plans in the event of certain corporate events, and the acceleration of the rights of an optionee to exercise unvested stock options in certain events.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2006	2005
Risk-free interest rate	4.56%	4.24%
Expected option life	7 years	7 years
Expected stock price volatility	15.94%	16.66%
Dividend yield	1.41%	1.04%
Weighted average fair value of options granted during the year	$ 3.46	$ 3.50

See accompanying notes.

(Dollar amounts in thousands)

NOTE 10 - STOCK OPTION PLANS (Continued)

A summary of the Corporation's stock option activity and related information follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding - beginning of period	215,521	$ 9.62		
Granted	2,000	14.20		
Exercised	3,899	9.07		
Forfeited	-	-		
Outstanding-end of period	213,622	$ 9.58	3.88	$ 1,140
Exercisable at end of period	195,573	$ 9.35	4.24	$ 1,089

Cash received from option exercises for the years ended December 31, 2006 and 2005 was $35 and $182. The actual tax benefit realized for the tax deductions from stock option exercises totaled $0 and $0 for the years ended December 31, 2006 and 2005.

As of December 31, 2006, there was $55 of total unrecognized compensation cost related to non-vested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.78 years.

See accompanying notes.

(Dollar amounts in thousands)

NOTE 11 - INCOME TAXES

Income tax expense was as follows:

	2006	2005
Current	$ 416	$ 442
Deferred	116	142
Total	$ 532	$ 584

Effective tax rates differ from federal statutory rates applied to pre-tax income due to the following:

	2006	2005
Federal statutory rate times financial statement income	$ 645	$ 633
Effect of:		
Tax-exempt income	(202)	(131)
State taxes, net of federal tax effect	106	79
Other, net	(17)	3
Total	$ 532	$ 584

Year-end deferred tax assets and liabilities were due to the following:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 352	$ 359
Deferred compensation	162	133
Net unrealized loss on securities	231	403
Other	93	93
	838	988
Deferred tax liabilities:		
Depreciation	(75)	(66)
Other	(145)	(93)
	(220)	(159)
Total	$ 618	$ 829

(Dollar amounts in thousands)

NOTE 12 - EARNINGS PER SHARE

The following illustrates the computation of basic and diluted earnings per share.

	2006	2005
Basic earnings per share		
Net income	$ 1,365	$ 1,278
Weighted average shares outstanding	1,411,650	1,407,469
Basic earnings per share	$ .97	$ .91

	2006	2005
Dilutive earnings per share		
Net income	$ 1,365	$ 1,278
Weighted average shares outstanding	1,411,650	1,407,469
Dilutive effect of assumed exercise of stock options	49,309	46,934
Diluted average shares outstanding	1,460,959	1,454,403
Diluted earnings per share	$ .93	$ .88

There were 28,250 stock options considered anti-dilutive for computing diluted earnings per share in 2006. There were 26,565 stock options considered anti-dilutive for computing diluted earnings per share in 2005.

NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Bank and the Corporation are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative and qualitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices.

The prompt corrective action regulations promulgated by the FDIC affect the Bank and provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

(Dollar amounts in thousands)

NOTE 13 - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (Continued)

At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category. Actual capital levels and minimum required levels were:

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006 - Bank						
Total capital (to risk weighted assets)	$20,083	14.40%	$11,155	8.00%	$13,944	10.00%
Tier 1 capital (to risk weighted assets)	18,338	13.15	5,578	4.00	8,366	6.00
Tier 1 capital (to average assets)	18,338	8.66	8,466	4.00	10,583	5.00
2006 - Corporation						
Total capital (to risk weighted assets)	$20,382	14.60%	$11,155	8.00%	N/A	
Tier 1 capital (to risk weighted assets)	18,637	13.35	5,577	4.00	N/A	
Tier 1 capital (to average assets)	18,637	8.80	8,466	4.00	N/A	
2005 - Bank						
Total capital (to risk weighted assets)	$20,352	15.18%	$10,726	8.00%	$13,408	10.00%
Tier 1 capital (to risk weighted assets)	18,671	13.93	5,363	4.00	8,045	6.00
Tier 1 capital (to average assets)	18,671	9.62	7,767	4.00	9,709	5.00
2005 - Corporation						
Total capital (to risk weighted assets)	$21,395	15.93%	$10,743	8.00%	N/A	
Tier 1 capital (to risk weighted assets)	19,619	14.61	5,372	4.00	N/A	
Tier 1 capital (to average assets)	19,619	10.10	7,769	4.00	N/A	

(Dollar amounts in thousands)

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank leases certain facilities and land under operating leases expiring through 2016. The related lease expense was $338 and $321 for 2006 and 2005. Future minimum lease payments are as follows:

2007	$ 356
2008	332
2009	283
2010	251
2011	248
Thereafter	1,286
Total minimum lease payments	$ 2,757

In the ordinary course of business, the Bank has loans, commitments and contingent liabilities, such as guarantees and commitments to extend credit, which are not reflected in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policy to make such commitments as it uses for on-balance sheet items.

Off-balance sheet financial instruments whose contract amount represents credit risk are summarized as follows:

	2006		2005	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$ 1,710	$ 5,540	$ 110	$ 5,027
Unused lines of credit	-	33,676	-	29,124
Letters of credit	-	350	-	482

The interest rates on fixed rate loan commitments range from 4.50% to 7.25% and the weighted average interest rate on fixed rate loan commitments was 4.81% at December 31, 2006.

Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower, and may include accounts receivable, inventory, property, land and other items.

The cash balance required to be maintained on hand or on deposit with the Federal Reserve was $1,853 and $1,191 at December 31, 2006 and 2005. These reserves do not earn interest.

(Dollar amounts in thousands)

NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair values of the Corporation's financial instruments were as follows at December 31:

	2006		2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and cash equivalents	$ 14,000	$ 14,000	$ 14,387	$ 14,387
Securities available-for-sale	47,674	47,674	47,582	47,582
Loans held for sale	1,858	1,875	2,958	2,985
Loans, net	132,304	131,052	122,602	121,226
FHLB stock	581	581	675	675
Accrued interest receivable	1,079	1,079	906	906
Financial liabilities:				
Deposits	$ (170,404)	$ (170,427)	$ (161,663)	$ (161,454)
Overnight repurchase agreements	(4,677)	(4,677)	(6,651)	(6,651)
FHLB advances	(5,000)	(5,065)	(3,000)	(2,969)
Term repurchase agreements	(5,000)	(4,961)	(5,000)	(4,942)
Subordinated debentures	(3,093)	(3,093)	(5,155)	(5,253)
Accrued interest payable	(415)	(415)	(273)	(273)

Fair value approximates carrying amount for all items except those described below. Fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Fair value of loans held for sale is based on market quotes. Fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Fair value for fixed rate IRAs, time certificates of deposit, and borrowings are based on the rates paid at year end for new deposits or borrowings, applied until maturity. Fair value for other financial instruments and off-balance-sheet loan commitments are considered nominal.

(Dollar amounts in thousands)

NOTE 16 - PARENT COMPANY STATEMENTS

Presented below are condensed balance sheets and statements of income and cash flows for the parent company.

CONDENSED BALANCE SHEETS

	2006	2005
ASSETS		
Cash	$ 296	$ 1,169
Investment in bank	17,987	18,062
Investment in unconsolidated subsidiary	93	155
Other assets	51	61
	$ 18,427	$ 19,447
LIABILITIES AND SHAREHOLDERS' EQUITY		
Subordinated debentures	$ 3,093	$ 5,155
Other liabilities	48	187
Total liabilities	3,141	5,342
Shareholders' equity	15,286	14,105
	$ 18,427	$ 19,447

CONDENSED STATEMENTS OF INCOME

	2006	2005
Interest and dividend income	$ 2,039	$ 39
Interest expense	(447)	(362)
Other expenses	(46)	(178)
Tax benefit	179	196
Income (loss) before equity in undistributed earnings of bank	(1,725)	(305)
Equity in undistributed earnings of bank	(360)	1,583
Net income	1,365	1,278
Change in unrealized gain (loss) on subsidiary securities available for sale, net	258	(578)
Comprehensive income	$ 1,623	$ 700

See accompanying notes.

(Dollar amounts in thousands)

NOTE 16 - PARENT COMPANY STATEMENTS (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005
Cash flows from operating activities		
Net income	$ 1,365	$ 1,278
Adjustments to reconcile net income to net cash from operating activities		
Equity in undistributed earnings of bank	359	(1,583)
Other assets and other liabilities, net	(66)	236
Net cash from operating activities	1,658	(69)
Cash flows from financing activities		
Issuance of common stock	35	182
Repurchase of common stock	(22)	-
Proceeds from issuance of trust preferred securities	3,093	-
Repayment of trust preferred securities	(5,155)	-
Cash dividends	(282)	(283)
Net cash from financing activities	(2,531)	(101)
Net change in cash and cash equivalents	(873)	(170)
Beginning cash and cash equivalents	1,169	1,339
Cash and cash equivalents at end of period	$ 296	$ 1,169

NOTE 17 - OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes were as follows:

	2006	2005
Unrealized holding gains and losses on securities available-for-sale	$ 428	$ (963)
Reclassification adjustment for gains and losses later recognized in income	-	-
Net unrealized gains and (losses)	428	(963)
Tax effect	(170)	385
Other comprehensive income (loss)	$ 258	$ (578)

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HEARTLAND BANCSCHARES, INC.

Up to 100,000 Shares of Common Stock

OFFERING CIRCULAR

(SELLING SHAREHOLDERS OFFERING)

END

153